

Notice of 2026 Annual Meeting of Shareholders and Proxy Statement

Dear Shareholders

We are pleased to invite you to participate in our 2026 Annual Meeting of Shareholders (Annual Meeting) to be held on Friday, June 5, 2026, at 9:00 a.m., Pacific Time. We have adopted a virtual format for our Annual Meeting to provide a consistent experience to all shareholders regardless of location.

Alphabet shareholders of Class A or Class B common stock (or their proxy holders) as of the close of business on the record date, April 6, 2026 (Record Date), can participate in and vote at our Annual Meeting by visiting **www.virtualshareholdermeeting.com/GOOGL26** and entering the 16-digit control number included in their Notice of Internet Availability of Proxy Materials (Notice), voting instruction form, or proxy card. All others may view a live webcast of our Annual Meeting through our Investor Relations YouTube channel at **www.youtube.com/c/AlphabetIR** on Friday, June 5, 2026, at 9:00 a.m., Pacific Time.

Further details regarding participation in our Annual Meeting and the business to be conducted are described in the Notice you received in the mail and in this proxy statement. We have also made available a copy of our 2025 Annual Report to Shareholders (Annual Report) with this proxy statement. We encourage you to read our Annual Report. It includes our audited financial statements and provides information about our business.

We have elected to provide access to our proxy materials online under the U.S. Securities and Exchange Commission's "notice and access" rules. We are constantly focused on improving the ways people connect with information and believe that providing our proxy materials online increases the ability of our shareholders to connect with the information they need, while reducing the environmental impact of our Annual Meeting.

Your vote is important. Whether or not you plan to participate in our Annual Meeting, we hope you will vote as soon as possible. You may vote online, as well as by telephone, or, if you requested to receive printed proxy materials, by mailing a proxy or voting instruction form. Please review the instructions on each of your voting options described in this proxy statement and in the Notice you received in the mail. For more information, please see the Questions and Answers section of this proxy statement or visit the Annual Meeting section under the heading "Governance" on our Investor Relations website at **https://abc.xyz/investor/annual-meeting/.**

Thank you for your ongoing support of, and continued interest in, Alphabet.

Sincerely,

Sundar Pichai
Chief Executive Officer

John L. Hennessy
Chair of the Board of Directors

April 24, 2026

Letter from the Chair of the Board of Directors

Dear Fellow Shareholders,

The past year has been one of substantial progress across Alphabet, and our Board is energized by the innovation and performance we are seeing across the company. As the world increases the pace of AI adoption, Alphabet continues to translate world-leading technologies into helpful tools and trusted experiences for users, businesses, and communities.

The company achieved many impressive milestones in 2025, including introduction of the state-of-the-art Gemini 3 model and launch of agentic capabilities across its products and services. AI is enabling the building of more helpful end-to-end experiences in Search and other core products, deepening relationships between Google Cloud and the businesses who use its infrastructure and products, and helping YouTube creators tell stories with new tools and features that amplify creativity.

Over the last decade, the company has been bringing AI into its products and services. As this defining technology progresses, our Board is actively engaged with management in overseeing Alphabet's multi-layered approach for responsible AI development — an approach fully embedded within its research and product lifecycles.

Looking ahead, our Board continues to be committed to overseeing the company's long-term investments with discipline and rigor. This includes investing responsibly to build cloud and AI infrastructure while expanding energy capacity through innovative solutions. This is enabling the company to build a foundation for AI that delivers meaningful and long-term benefits for the company and local communities worldwide.

Reflecting our Board's commitment to robust oversight, in October, we enhanced our governance framework by establishing a Risk & Compliance Committee. While the Audit Committee has traditionally overseen the company's risk areas, the new committee provides specialized focus on the evolving landscape of regulatory and operational risks. These committee charter updates underscore our mandate to continuously strengthen Alphabet's risk management framework, particularly as our Board evaluates the unique issues posed by emerging technology as broader generative AI comes into view.

The company has performed very well this past year, and our Board is grateful to Sundar and the management team for driving strong performance across Alphabet as well as some of the Other Bets, including Waymo and Wing. Working in close partnership with the management team, our Board draws on the wide ranging expertise of our directors to help guide Alphabet's strategic direction and maintain strong oversight as it invests across the company and the Other Bets. In our work, our Board and the management team deeply appreciate and benefit from the input of shareholders and all of our stakeholders.

On behalf of my fellow directors, we are incredibly optimistic about Alphabet's future, and we thank you for the trust you have placed in us as we move further into this transformative era together.

Very truly yours,

John L. Hennessy
Chair of the Board of Directors

Notice of 2026 Annual Meeting of Shareholders

Date & Time	Virtual Meeting Site	Who Can Vote
Friday, June 5, 2026 9:00 a.m., Pacific Time	www.virtualshareholdermeeting.com/GOOGL26	Alphabet shareholders of Class A or Class B common stock (or their proxy holders) as of the close of business on April 6, 2026 (Record Date)

Items of Business		Alphabet Board Voting Recommendation
1.	Election of directors: Larry Page, Sergey Brin, Sundar Pichai, John L. Hennessy, Frances H. Arnold, R. Martin "Marty" Chávez, L. John Doerr, Roger W. Ferguson Jr., K. Ram Shriram, and Robin L. Washington	FOR each of the nominees
2.	Ratification of appointment of Ernst & Young LLP as Alphabet's independent registered public accounting firm for the fiscal year ending December 31, 2026	FOR
3.	Approval of the amendment and restatement of Alphabet's Amended and Restated 2021 Stock Plan to increase the share reserve by 200,000,000 shares of Class C capital stock	FOR
4.	Advisory vote to approve compensation awarded to named executive officers	FOR
5.	Shareholder proposals, if properly presented	AGAINST each of the shareholder proposals

And to consider such other business as may properly come before our Annual Meeting and any postponements or adjournments thereof.

By order of the Board of Directors,

Sundar Pichai
Chief Executive Officer

John L. Hennessy
Chair of the Board of Directors

Review Your Proxy Statement and Vote In One Of Four Ways:

Please refer to the enclosed proxy materials or the information forwarded by your bank, broker, or other holder of record to see which voting methods are available to you.

Vote in advance of our Annual Meeting



Online
Vote your shares at **www.proxyvote.com**. Have your Notice, voting instruction form, or proxy card for the 16-digit control number needed to vote.



By Telephone
Call toll-free number 1-800-690-6903.



By Mail
Sign, date, and return your proxy card in the enclosed envelope.

Vote online during our Annual Meeting



Online
See page 101 for details on voting your shares during our Annual Meeting through **www.virtualshareholdermeeting.com/GOOGL26.**

This Notice of 2026 Annual Meeting of Shareholders, proxy statement, and form of proxy card are being distributed and made available on or about April 24, 2026.

This proxy statement includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding our investment and ongoing development of AI, our goals, commitments, and strategies, and our executive compensation program. These forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties, which could cause our actual results to differ materially from those reflected in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in our most recently filed periodic report on Form 10-K and those discussed in other documents we file with the U.S. Securities and Exchange Commission (SEC). We undertake no obligation to revise or publicly release the results of any revision to these forward-looking statements, which speak as of the date of this proxy statement, except as required by law. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.

In this proxy statement, the words "Alphabet," "the company," "we," "our," "ours," "us," and similar terms refer to Alphabet Inc. and its consolidated subsidiaries, unless the context indicates otherwise, and the word "Google" refers to Google LLC, a wholly owned subsidiary of Alphabet.

Important Notice Regarding Internet Availability of Proxy Materials

This proxy statement and our 2025 Annual Report to Shareholders, which includes our Annual Report on Form 10-K for the fiscal year ended December 31, 2025, are available at **https://abc.xyz/investor/annual-meeting/.**

Incorporation By Reference

To the extent that this proxy statement has been or will be specifically incorporated by reference into any other filing of Alphabet under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (Exchange Act), the sections of this proxy statement titled "Report of the Audit Committee of the Board of Directors" (to the extent permitted by the rules of the SEC), "Executive Compensation—Leadership Development, Inclusion and Compensation Committee Report" and "Executive Compensation—Alphabet Pay vs. Performance" shall not be deemed to be so incorporated, unless specifically stated otherwise in such filing.

This proxy statement includes a number of references to websites, website addresses, and additional materials, including reports and blogs, found on those websites. The content of any websites and materials named, hyperlinked, or otherwise referenced in this proxy statement are not incorporated by reference into this proxy statement on Schedule 14A or in any other report or document we file with the SEC, and any references to such websites and materials are intended to be inactive textual references only.

Proxy Statement Summary & Highlights

This section highlights selected information and does not contain all of the information that you should consider before voting. You should read the entire proxy statement carefully before voting.

2025 Business Highlights

2025 marked a bold chapter for Alphabet. We continued to embrace a profound platform shift, powered by a full-stack approach to AI that spans infrastructure; world-class research, including models and tooling; and our products and platforms that bring AI to people everywhere. A cornerstone of this progress was the rollout of Ironwood, our seventh-generation Tensor Processing Unit (TPU), which has accelerated model performance and driven operational efficiencies across our ecosystem.

From making Google Search more intuitive to empowering a new era of creators on YouTube, our Gemini models are changing how the world interacts with information. By offering a diverse portfolio of AI accelerators—including our custom TPUs and specialized Graphics Processing Units—we have enabled Google Cloud customers to unlock new growth engines and build for the future. We remain disciplined and focused, investing in responsible AI that delivers transformative experiences for our users, developers, enterprises, and partners worldwide.

The following graphs matches our Class A and Class C's cumulative 5-year total shareholder returns on common stock and capital stock, respectively, with the cumulative total returns of the S&P 500 index, the Nasdaq Composite index, and the RDG Internet Composite index. The graphs track the performance of a $100 investment in our common stock and capital stock, respectively, and in each index (with the reinvestment of all dividends) from December 31, 2020 to December 31, 2025. The returns shown are based on historical results and are not intended to suggest future performance.



Comparison of Cumulative 5-Year Total Return*
Alphabet Inc. Class A Common Stock
Among Alphabet Inc., the S&P 500 Index, the Nasdaq Composite Index, and the RDG Internet Composite Index



Comparison of Cumulative 5-Year Total Return*
Alphabet Inc. Class C Capital Stock
Among Alphabet Inc., the S&P 500 Index, the Nasdaq Composite Index, and the RDG Internet Composite Index

* $100 invested on December 31, 2020 in stock or index, including reinvestment of dividends.
    Copyright® 2026 S&P, a division of The McGraw-Hill Companies Inc. All rights reserved.

Alphabet's Board of Directors

Our Board believes that having a mix of directors with complementary qualifications, expertise, experience, backgrounds, and attributes is essential to meeting its multifaceted oversight responsibilities, representing the best interests of our shareholders, and providing practical insights and diverse perspectives.

Our Director Nominees

10 Nominees

70% Independent

 **Technology & Innovation**
8/10

Directors with a significant background in technology, including through experience in technology-related businesses, academic and research institutions, bring critical understanding of our industry and the technological trends and innovation that shape our products, services, and AI-first strategy

 **Finance**
5/10

Directors with professional experience in the financial sector, including through management of a financial firm or enterprise, contribute to our Board's understanding of financial markets and to effective oversight of our capital structure, financial reporting, and financial activities, including our R&D investments

 **Global Business**
10/10

Directors with experience in, and exposure to, operating within complex business environments and diverse markets, engaging with international stakeholders, and navigating global regulatory regimes and frameworks, enhance our Board's oversight of Alphabet's global operations, supply chains, and strategic execution

 **Nonprofit Board**
10/10

Directors with experience serving on nonprofit boards bring insight into overseeing and leading mission-driven organizations, foundations, and strategies for building successful partnerships with different customers and stakeholders, along with a nuanced perspective on ways in which our products, services and operations can make a positive impact on the communities we serve and operate within

 **Leadership**
10/10

Leadership experience, including through service in public and private company executive roles or leadership of significant academic and other institutions, provides our Board with a deep understanding of organizational dynamics, complex operations, risk management, human capital and talent management, and other areas that are critical to overseeing a large global company and advancing our strategy



The following table provides summary information about each director nominee as of April 6, 2026.

Name	Age	Director Since	Independent	Membership on Standing Committees					Other Public Boards[2]
				AC	RCC[1]	LDICC	NCGC	EC	
Larry Page *Co-Founder*	53	1998						◉	0
Sergey Brin *Co-Founder*	52	1998						✓	0
Sundar Pichai *Chief Executive Officer, Alphabet and Google*	53	2017						✓	0
John L. Hennessy (Chair) *Former President of Stanford University*	73	2004	✓				◉		0
Frances H. Arnold *Linus Pauling Professor of Chemical Engineering, Bioengineering and Biochemistry at California Institute of Technology*	69	2019	✓				✓		2[3]
R. Martin "Marty" Chávez *Partner and Vice Chairman of Sixth Street Partners*	62	2022	✓	✓	✓				0
L. John Doerr *Chair of Kleiner Perkins*	74	1999	✓			✓			1
Roger W. Ferguson Jr. *Chief Investment Officer of Red Cell Partners*	74	2016	✓	◉ 🖩	◉				2
K. Ram Shriram *Managing Partner of Sherpalo Ventures*	69	1998	✓			✓			1
Robin L. Washington *President and Chief Operating and Financial Officer of Salesforce*	63	2019	✓	✓	✓	◉			1

AC – Audit Committee
RCC – Risk and Compliance Committee
LDICC – Leadership Development, Inclusion and Compensation Committee
NCGC – Nominating and Corporate Governance Committee
EC – Executive Committee
◉ – Committee Chair
🖩 – Audit Committee Financial Expert

(1) The Risk and Compliance Committee of the Alphabet Board was established in October 2025.

(2) Alphabet's Corporate Governance Guidelines provide that the maximum number of public company boards our directors can serve on is four, including membership on the Alphabet Board. All nominees are in compliance with this policy.

(3) This includes Frances's directorship at Illumina, Inc. (Illumina). On April 2, 2026, Ilumina announced that Frances will not stand for re-election as a director at the end of her current term and intends to resign from its board of directors, effective at the close of Ilumina's 2026 annual meeting of shareholders on May 21, 2026.

Corporate Governance Highlights

Our corporate governance structure is designed to promote long-term shareholder value creation through the leadership and oversight provided by our thoughtfully and effectively composed Board. Our Board is committed to maintaining alignment with shareholder interests through our strong governance practices and by seeking and incorporating shareholder feedback that informs key areas of focus for our Board and the company each year.

Board Leadership and Composition

- Independent Chair of the Board, separate from CEO role
- 100% independent key committees (AC, RCC, LDICC, NCGC) and committee chairs
- Review of each committee chair at least every three years
- Board membership criteria established by the Board with consideration of potential director nominee's integrity, strength of character, judgment, business experience, specific areas of expertise and knowledge of the industries in which the company operates, ability to devote sufficient time to attendance at and preparation for Board meetings, and factors relating to Board composition
- Consideration of a range of skills, professional experiences, backgrounds, and viewpoints in evaluating potential director nominees

Board and Committee Practices

- Annual Board and committee evaluations
- Executive sessions of independent directors for all quarterly Board and committee meetings led by the Chair of the Board and committee chairs, respectively
- Director commitment policy, which provides that the maximum number of public company boards directors can serve on is four (including Alphabet Board)
- Director orientation and continuing education programs
- Committee meetings open to all directors

Shareholder Alignment

- Annual election for all directors
- Majority voting standard for election of directors
- Removal of directors with or without cause
- Minimum share ownership requirements for both executive officers and directors
- Channels for shareholder feedback, including via engagements
- Board oversight and evaluation of shareholder proposals submitted for consideration at the annual meeting of shareholders
- Board to represent the balanced, best interests of the shareholders as a whole

For more detailed information on Alphabet's corporate governance and risk oversight framework, see "Directors, Executive Officers, and Corporate Governance—Corporate Governance and Board Matters" beginning on page 24.

Shareholder Engagement

We proactively engage with our shareholders throughout the year on a broad range of topics that are of interest and priority to the company and our shareholders. These include business strategy and performance, corporate governance, executive compensation, risk oversight, shareholder proposals, among other matters.

Our engagement enables us to better understand our shareholders' priorities and perspectives, gives us an opportunity to elaborate on our initiatives, policies, and practices, and fosters open and constructive dialogue. We share the feedback from these conversations with our Board, which considers these perspectives as part of its evaluation and review of our practices and disclosures.

Transparency & Oversight Highlights

Our Board and its committees provide oversight over a wide range of matters, as part of our overall risk management framework. Our Board oversees strategic, financial, and execution risks and exposures associated with our business strategy, product innovation, sales roadmap, policy matters, significant litigation and regulatory exposures, among others. Our Board also regularly reviews any risks that have been reviewed, assessed, and escalated to our Board from one or more of its committees. In October 2025, our Board further deepened this framework by establishing a Risk and Compliance Committee, which provides a dedicated focus on the evolving regulatory and operational landscape. The division of responsibility is clearly defined across our committees, including:

- Our Audit Committee has the primary responsibility for oversight of risks and exposures associated with, among other matters, financial matters and our operations and infrastructure, particularly reliability, business continuity, and capacity.
- Our Risk and Compliance Committee assists our Board in its oversight of principal legal, policy, reputational, and operational risks and compliance with applicable laws and regulations.
- Our Leadership Development, Inclusion and Compensation Committee oversees leadership development matters and human capital management, including workplace environment and safety, and corporate culture.
- Our Nominating and Corporate Governance Committee oversees risks and exposures associated with director and management succession planning, corporate governance, and overall Board effectiveness.

For more detailed information on our Board's and each committee's risk oversight role, see "Board's Role in Risk Oversight" on page 32.

The scale and breadth of our products, services, and operations provide us both an opportunity and a responsibility to manage the company in a responsible way. We have a long track record of transparency, and we are proud of the leadership role the company has played in advancing disclosures on important issues. Visit the "Additional Information" section of our Investor Relations website at **https://abc.xyz/investor/additional-information/** for information and links to key reports across a broad range of topics that we believe are of interest to many of our shareholders.

Executive Compensation Highlights

We design our executive officer compensation programs to attract and retain the world's best talent, support Alphabet's culture of innovation and performance, and align employee and shareholder interests.

Sound Program Design	Pay for Performance	Best Practices in Executive Compensation
• Competitive total pay opportunity to attract, retain, and motivate leaders • Primarily equity-based compensation with payout aligned to long-term company performance • Multi-year vesting of stock awards • Continuous risk oversight and compensation design features that safeguard against excessive risk taking • Independent compensation consultants who provide guidance on compensation design and risk assessment	• Performance stock awards with payout based on long-term company performance • Performance stock awards include total shareholder return modifier to reward significant positive outperformance of Alphabet relative to the companies comprising the S&P 100 for the applicable performance period	• No change in control benefits if equity awards are assumed or substituted by the surviving company • Prohibition of pledging and hedging ownership of Alphabet shares by executive officers, directors, and employees • No executive-only benefit plans or retirement programs • No excessive perquisites

For more detailed information on Alphabet's executive compensation philosophy and practices, see "Compensation Discussion and Analysis" beginning on page 42.

Annual Meeting of Shareholders



Date & Time:

Friday, June 5, 2026
9:00 a.m., Pacific Time



Record Date:

April 6, 2026



Virtual Meeting Access:

Alphabet shareholders (or their proxy holders) can participate in and vote at our Annual Meeting by visiting **www.virtualshareholdermeeting.com/GOOGL26** and entering the 16-digit control number included in the Notice, voting instruction form, or proxy card. All others may view a live webcast of our Annual Meeting through our Investor Relations YouTube channel at **www.youtube.com/c/AlphabetIR** on June 5, 2026, at 9:00 a.m., Pacific Time. A replay of our Annual Meeting will be available on our Investor Relations YouTube channel for approximately two weeks after the meeting.

Voting: Holders of Class A or Class B common stock as of the Record Date are entitled to vote. Each share of Class A common stock is entitled to one (1) vote with respect to each director nominee and one (1) vote with respect to each of the proposals to be voted on. Each share of Class B common stock is entitled to ten (10) votes with respect to each director nominee and ten (10) votes with respect to each of the proposals to be voted on. The holders of the shares of Class A common stock and Class B common stock are voting as a single class on all matters. Holders of Class C capital stock have no voting power as to any items of business that will be voted on at our Annual Meeting.

Participating in our Annual Meeting: We have adopted a virtual format for our Annual Meeting to expand convenient access to, and make participation accessible for, shareholders from any geographic location with internet connectivity. We believe the virtual format encourages attendance and participation by a broader group of shareholders, while also reducing the cost and environmental impact associated with meetings held in-person.

You are entitled to participate in our Annual Meeting if you were a holder of Class A or Class B common stock as of the close of business on the Record Date or hold a valid proxy for our Annual Meeting. To be admitted to our Annual Meeting at **www.virtualshareholdermeeting.com/GOOGL26,** you must enter the 16-digit control number found in the box marked by the arrow for postal mail recipients of the Notice, voting instruction form, or the proxy card, or within the body of the email for electronic delivery recipients.

We encourage you to access our Annual Meeting before it begins. Online check-in will start approximately 30 minutes before the Annual Meeting on June 5, 2026. If you have difficulty accessing the meeting, please call 1-844-986-0822 (toll free within the U.S., U.S. territories, and Canada) or 1-303-562-9302 (international). We will have technicians available to assist you.

Vote in advance of our Annual Meeting



Online
Vote your shares at **www.proxyvote.com**. Have your Notice, voting instruction form, or proxy card for the 16-digit control number needed to vote.



By Telephone
Call toll-free number 1-800-690-6903.



By Mail
Sign, date, and return the enclosed proxy card or voting instruction form.

Vote online during our Annual Meeting



Online
See page 101 for details on voting your shares during our Annual Meeting through **www.virtualshareholdermeeting.com/GOOGL26**.

Voting Matters and Vote Recommendations

Proposal	Alphabet Board Voting Recommendation	Rationale
Management Proposals:		
1 Election of ten directors (page 61)	✓ **FOR** each nominee	• Slate of highly qualified director nominees with a range of skills, backgrounds, and professional experiences aligned to Alphabet's unique and evolving business
2 Ratification of the appointment of Ernst & Young LLP as Alphabet's independent registered public accounting firm for the fiscal year ending December 31, 2026 (page 62)	✓ **FOR**	• Ernst & Young LLP is an independent accounting firm with the breadth of expertise and knowledge necessary to effectively audit Alphabet's financial statements • All audit and non-audit services provided by Ernst & Young LLP are pre-approved by our Audit Committee
3 Approval of the amendment and restatement of Alphabet's Amended and Restated 2021 Stock Plan to increase the share reserve by 200,000,000 shares of Class C capital stock (page 63)	✓ **FOR**	• Equity awards granted under Alphabet's Amended and Restated 2021 Stock Plan are vital to our ability to attract and retain outstanding and highly skilled employees
4 Advisory vote to approve compensation awarded to named executive officers (page 68)	✓ **FOR**	• Our compensation program reflects our philosophy to pay all our employees, including our named executive officers, in ways to (1) attract and retain the world's best talent; (2) support our culture of innovation and performance; and (3) align employee and shareholder interests • The proportion of overall pay tied to performance is higher for employees at more senior levels in the organization, including our named executive officers, reflecting their opportunity to have more impact on company performance
Shareholder Proposals:		
5 Shareholder proposal regarding an enhanced disclosure on climate goals (page 72)	✕ **AGAINST**	• Our existing environmental reporting has long provided detailed and extensive information about our climate plans, progress, policies, and practices • We evolve our disclosures to align with best practices, expectations, and regulatory frameworks
6 Shareholder proposal regarding a report on water usage and AI development (page 74)	✕ **AGAINST**	• We have a long track record of providing extensive information and already provide details on our water strategy, risks, policies, and usage metrics in our existing environmental reporting • Our water use and management frameworks are designed to optimize operational resilience and efficiency • We evolve our disclosures to align with best practices and expectations, including compliance with regulatory frameworks
7 Shareholder proposal regarding equal shareholder voting (page 77)	✕ **AGAINST**	• Our current capital structure has provided significant long-term stability and growth, enabling the strategic flexibility necessary to lead in a highly-competitive technology landscape • Our strong governance framework and independent board leadership structure help ensure that management remains accountable to the balanced, best interests of shareholders

Proposal	Alphabet Board Voting Recommendation	Rationale
8 Shareholder proposal regarding a viewpoint diversity risk report (page 80)	✕ AGAINST	• Our existing governance framework already promotes a breadth of perspective through a rigorous director selection process • Robust risk oversight is already operationalized through our Board and its standing committees • A prescriptive report focusing on political or ideological metrics would misalign with our focus on business-driven leadership and could hinder our agility and innovation
9 Shareholder proposal regarding a report on politicized content moderation (page 83)	✕ AGAINST	• Our content moderation is governed by established, publicly available policies that apply to all users; we maintain full independence in decision-making; and we provide robust oversight and granular disclosure through existing Transparency Reports, making the requested additional report unnecessary
10 Shareholder proposal regarding a report on impact of U.S. immigration policy (page 85)	✕ AGAINST	• The proposal would undermine our ability to manage our global workforce and talent acquisition strategies • We already provide comprehensive public disclosures regarding human capital management, and the requested report could expose sensitive strategic planning data
11 Shareholder proposal regarding a report on data privacy (page 87)	✕ AGAINST	• We have implemented a robust, multi-layered framework for data privacy and security through our "secure by default" and "privacy by design" approaches • Our existing, extensive disclosures already provide meaningful transparency regarding government access to data • Our Board and its committees maintain rigorous oversight of legal, regulatory, and reputational risks associated with data governance
12 Shareholder proposal regarding AI Board oversight (page 90)	✕ AGAINST	• The Board as a whole is ultimately responsible for risk oversight at Alphabet, including the strategic, execution, and human rights risks associated with AI • Existing committee structures provide focused, multi-layered oversight of legal, policy, operational, and reputational risks, and those committees report directly to the full Board • Our Board features unparalleled technical and scientific depth, uniquely qualifying it to navigate AI complexities without the need for prescriptive mandates
13 Shareholder proposal regarding a report on AI-generated misinformation (page 93)	✕ AGAINST	• Our existing multi-layered governance framework, grounded in our foundational AI Principles, robust policies and procedures, and comprehensive technical disclosures, demonstrates the efforts we take to mitigate the risks of generative AI misinformation on our platforms
14 Shareholder proposal regarding a report on AI data usage oversight (page 96)	✕ AGAINST	• Our AI and data governance frameworks, coupled with our stringent privacy and safety policies, provide comprehensive oversight of AI development and data usage risks • We actively collaborate with the broader online ecosystem to advance privacy standards and mitigate security risks

Table of Contents

		Proxy Statement Summary & Highlights	**6**
1	Corporate Governance	**Directors, Executive Officers, and Corporate Governance**	**16**
		Directors and Executive Officers	16
		Corporate Governance and Board Matters	24
		Board Meetings	24
		Board Leadership Structure	24
		Board Committees	24
		Director Independence	30
		Compensation Committee Interlocks and Insider Participation	30
		Consideration of Director Nominees	30
		Director Service on Outside Boards and Other Commitments	31
		Management Succession Planning	32
		Board's Role in Risk Oversight	32
		Executive Sessions	33
		Outside Advisors	33
		Board Effectiveness, Board Annual Self-Assessment, Board Education	33
		Shareholder Engagement	34
		Communications with our Board	34
		Common Stock Ownership of Certain Beneficial Owners and Management	**35**
		Delinquent Section 16(a) Reports	37
		Certain Relationships and Related Transactions	**38**
		Related Party Transactions Policy and Procedure	38
		Related Party Transactions	39
2	Director and Executive Compensation	**Director Compensation**	**40**
		Board Compensation Arrangements for Non-Employee Directors	40
		Director Compensation for 2025	41
		Executive Compensation	**42**
		Compensation Discussion and Analysis	42
		Section 1—Executive Summary	42
		Section 2—Determining Competitive Levels of Pay	43
		Section 3—Elements of Pay and Fiscal Year 2025 Pay Decisions	44
		Section 4—2026 Compensation Decisions	46
		Section 5—Other Compensation Information	47
		Leadership Development, Inclusion and Compensation Committee Report	49
		2025 Summary Compensation Table	50
		Grants of Plan-Based Awards in 2025	52
		Description of Plan-Based Awards	52
		Outstanding Equity Awards at 2025 Fiscal Year-End	**53**
		Stock Vested in Fiscal 2025	54

		Potential Payments Upon Termination or Change in Control	55
		Alphabet CEO Pay Ratio	56
		Alphabet Pay vs. Performance	56
		Equity Compensation Plan Information	58
3	**Audit Matters**	**Independent Registered Public Accounting Firm**	59
		Principal Accountant Fees and Services	59
		Auditor Independence	59
		Pre-Approval Policies and Procedures	59
		Report of the Audit Committee of the Board of Directors	60
4	**Management and Shareholder Proposals**	**Management Proposals**	61
		Proposal Number 1: Election of Directors	61
		Proposal Number 2: Ratification of Appointment of Independent Registered Public Accounting Firm	62
		Proposal Number 3: Approval of the Amendment and Restatement of Alphabet Inc. Amended and Restated 2021 Stock Plan	63
		Proposal Number 4: Advisory Vote to Approve Compensation Awarded to Named Executive Officers	68
		Shareholder Proposals	69
		Proposal Number 5: Shareholder Proposal Regarding an Enhanced Disclosure on Climate Goals	72
		Proposal Number 6: Shareholder Proposal Regarding a Report on Water Usage and AI Development	74
		Proposal Number 7: Shareholder Proposal Regarding Equal Shareholder Voting	77
		Proposal Number 8: Shareholder Proposal Regarding a Viewpoint Diversity Risk Report	80
		Proposal Number 9: Shareholder Proposal Regarding a Report on Politicized Content Moderation	83
		Proposal Number 10: Shareholder Proposal Regarding a Report on Impact of U.S. Immigration Policy	85
		Proposal Number 11: Shareholder Proposal Regarding a Report on Data Privacy	87
		Proposal Number 12: Shareholder Proposal Regarding AI Board Oversight	90
		Proposal Number 13: Shareholder Proposal Regarding a Report on AI-Generated Misinformation	93
		Proposal Number 14: Shareholder Proposal Regarding a Report on AI Data Usage Oversight	96
5	**Questions and Answers About the Proxy Materials and the Annual Meeting**	**Questions and Answers About the Proxy Materials and the Annual Meeting**	99
		Proxy Materials	99
		Voting Information	100
		Participating in the Annual Meeting	103
		Shareholder Proposals, Director Nominations, and Related Bylaw Provisions	103
6	**Appendix**	**Appendix A: Alphabet Inc. Amended and Restated 2021 Stock Plan**	105
	Information Concerning Alphabet's Annual Meeting of Shareholders		**114**

Proxy Statement
Summary &
Highlights

Corporate
Governance

Director and
Executive
Compensation

Audit Matters

Proposals

Q&A

Appendix

Directors, Executive Officers, and Corporate Governance

Directors and Executive Officers

Our Board of Directors (our Board) is composed of highly experienced leaders who have shaped prominent global organizations and institutions. Our Board takes a thoughtful approach to its composition, balancing deep institutional knowledge with fresh external perspectives, and ensuring our directors possess a wide range of professional experiences, backgrounds, and viewpoints. This deliberate approach empowers our Board to provide effective strategic guidance and oversight of management to ensure accountability to our shareholders.

Our directors bring extensive expertise as entrepreneurs, technologists, financial and operational experts, academics, scientists, investors, advisors, nonprofit board members, and government leaders — all directly relevant to our strategic and oversight priorities. Their collective experience, including senior leadership roles in major domestic and international companies, equips them with core management skills such as strategic planning, financial reporting, compliance, risk management, leadership development, and global operations. Many of our directors also have valuable experience from serving on other public company boards, contributing insights into corporate governance and industry best practices. The unique perspectives of directors with leadership experience in significant academic, research, and philanthropic institutions, along with entrepreneurial and technological expertise, further strengthen our Board's ability to navigate our strategic and operational complexities.

Directors

This section describes the business experience of our directors as of April 6, 2026.

Larry Page
Co-Founder
Director since 1998 | Executive Committee (Chair)

Selected Membership:

- The Carl Victor Page Memorial Foundation

Larry Page, 53, one of Google's Co-Founders, previously served as Google's Chief Executive Officer from April 2011 to October 2015, and as Alphabet's Chief Executive Officer from October 2015 to December 2019. From July 2001 to April 2011, Larry served as Google's President, Products. In addition, from September 1998 to July 2001, Larry served as Google's Chief Executive Officer, and from September 1998 to July 2002, as Google's Chief Financial Officer. Larry holds a Bachelor of Science degree in engineering, with a concentration in computer engineering, from the University of Michigan and a Master of Science degree in computer science from Stanford University.

Select Leadership Skills and Additional Experiences:

- Business leadership, operational experience, and experience developing technology as Co-Founder of Google and former Chief Executive Officer of Alphabet.

- In-depth knowledge of the technology sector and experience in developing transformative business models.

Proxy Statement
Summary &
Highlights

Corporate
Governance

Director and
Executive
Compensation

Audit Matters

Proposals

Q&A

Appendix

Sergey Brin
Co-Founder
Director since 1998 | Executive Committee

Selected Membership:

- The Sergey Brin Family Foundation

Sergey Brin, 52, one of Google's Co-Founders, previously served as Google's President from May 2011 to October 2015, and as Alphabet's President from October 2015 to December 2019. From July 2001 to April 2011, Sergey served as Google's President, Technology and Co-Founder. In addition, from September 1998 to July 2001, Sergey served as Google's President and Chairman of Google's Board of Directors. Sergey holds a Bachelor of Science degree with high honors in mathematics and computer science from the University of Maryland at College Park and a Master of Science degree in computer science from Stanford University.

Select Leadership Skills and Additional Experiences:

- Business leadership, operational experience, and experience developing technology as Co-Founder of Google and former President of Alphabet.
- In-depth knowledge of the technology sector and experience in developing transformative business models.

Sundar Pichai
Chief Executive Officer, Alphabet and Google
Director since 2017 | Executive Committee

Selected Membership:

- The Pichai Family Foundation

Sundar Pichai, 53, joined Google in 2004 and was named the Chief Executive Officer of Google in October 2015 and of Alphabet in December 2019. Sundar has led product and engineering for Google's products and platforms, including Search, Chrome, Maps, Android, Gmail, and Google Workspace. Sundar served as Google's Senior Vice President of Products from October 2014 to October 2015, and as Google's Senior Vice President of Android, Chrome and Apps from March 2013 to October 2014. As CEO, he has shifted the company's strategy to focus on AI, which is now powering advances across the company's portfolio. Sundar holds a Bachelor of Technology degree from the Indian Institute of Technology Kharagpur, a Master of Science degree from Stanford University, and a Master of Business Administration degree from The Wharton School of the University of Pennsylvania.

Select Leadership Skills and Additional Experiences:

- Business leadership, operational experience, and experience developing technology as Chief Executive Officer of Alphabet and Google.
- In-depth knowledge of the technology sector, and experience in developing Alphabet and Google's products and services and leading the company's strategic vision, management, and operations.

Proxy Statement
Summary &
Highlights

Corporate
Governance

Director and
Executive
Compensation

Audit Matters

Proposals

Q&A

Appendix

John L. Hennessy
Chair of the Board
Independent Director since 2004 | Nominating and Corporate Governance Committee (Chair)

Selected Memberships:

- Board of Trustees, Gordon and Betty Moore Foundation
- Trustee, Queen Elizabeth Prize for Engineering Foundation

John L. Hennessy, 73, has served as Chair of our Board since January 2018. John previously served as our Lead Independent Director from April 2007 to January 2018. John is the James F. and Mary Lynn Gibbons Professor of Computer Science and Electrical Engineering in the Stanford School of Engineering, and the Shriram Family Director of Stanford's Knight-Hennessy Scholars, a graduate-level scholarship program. John served as the President of Stanford University from September 2000 to August 2016. From 1994 to August 2000, John held various positions at Stanford, including Dean of the Stanford University School of Engineering and Chair of the Stanford University Department of Computer Science. John is the recipient of numerous honors, including the Medal of Honor of the Institute of Electrical and Electronics Engineers, and the ACM A.M. Turing Award. John holds a Bachelor of Science degree in electrical engineering from Villanova University and a Master of Science degree and a Doctoral degree in computer science from the State University of New York, Stony Brook.

Select Leadership Skills and Additional Experiences:

- Leadership and management experience as a former president of a world-renowned university.
- Experience developing technology businesses as founder of MIPS Technologies, Inc. and chief architect of Silicon Graphics Computer Systems, Inc.
- Global business perspective from his service on other boards.

Frances H. Arnold
Independent Director since 2019 | Nominating and Corporate Governance Committee

Other Public Company Directorships:

- Generate Biomedicines
- Illumina, Inc.[1]

Selected Memberships:

- Advisory Council, Stanford Doerr School of Sustainability
- Growth Technical Advisory Board, Applied Materials
- Member, U.S. National Academies of Science, Medicine, and Engineering
- Member, The American Academy of Arts and Sciences

Frances H. Arnold, 69, manages a research group, is the Linus Pauling Professor of Chemical Engineering, Bioengineering and Biochemistry, and is the Director of the Donna and Benjamin M. Rosen Bioengineering Center, all at the California Institute of Technology. She joined the California Institute of Technology in 1986 and has served as a Visiting Associate, Assistant Professor, Professor, and Director. Frances's laboratory focuses on protein engineering by directed evolution, and enzyme design and engineering using artificial intelligence, with applications in alternative energy, chemicals, and medicine. Frances is the recipient of numerous honors, including the Nobel Prize in Chemistry, the Millennium Technology Prize, induction into the National Inventors Hall of Fame, Fellow of the National Academy of Inventors, the ENI Prize in Renewable and Nonconventional Energy, the U.S. National Medal of Technology and Innovation, and the Charles Stark Draper Prize of the U.S. National Academy of Engineering. Frances holds a Bachelor of Science degree in mechanical and aerospace engineering from Princeton University and a Doctoral degree in chemical engineering from the University of California, Berkeley.

Select Leadership Skills and Additional Experiences:

- Leadership and management experience managing a research group at the California Institute of Technology and former co-chair of the President's Council of Advisors on Science and Technology.
- Global business perspective from her service on other boards.

[1] On April 2, 2026, Ilumina announced that Frances will not stand for re-election as a director at the end of her current term and intends to resign from its board of directors, effective as of the close of Ilumina's 2026 annual meeting of shareholders on May 21, 2026.

Proxy Statement
Summary &
Highlights

Corporate
Governance

Director and
Executive
Compensation

Audit Matters

Proposals

Q&A

Appendix

R. Martin "Marty" Chávez
Independent Director since 2022 | Audit Committee; Risk and Compliance Committee

Selected Memberships:

- Board of Fellows, Stanford University School of Medicine
- Board of Directors, The Broad Institute of MIT

Former Public Company Directorships in the Past Five Years:

- Banco Santander, S.A.
- Recursion Pharmaceuticals, Inc.

R. Martin "Marty" Chávez, 62, has been a Partner and Vice Chairman of Sixth Street, a global asset manager, since May 2021. From January 2005 until his retirement in December 2019, he served in a number of executive positions at Goldman Sachs, including Chief Information Officer, Chief Financial Officer, and global co-head of the firm's Securities Division, and was a partner and a member of Goldman Sachs' management committee. Previously, Marty was a Chief Executive Officer and co-founder of Kiodex, which was acquired by Sungard in 2004, and Chief Technology Officer and co-founder of Quorum Software Systems. Marty holds a Bachelor of Arts degree in biochemical sciences and a Master of Science degree in computer science from Harvard University, and a Doctoral degree in medical information sciences from Stanford University.

Select Leadership Skills and Additional Experiences:

- Extensive financial and management expertise and global business leadership as Partner and Vice Chairman of Sixth Street and former Chief Financial Officer of Goldman Sachs.
- In-depth knowledge of the technology sector.
- Global business perspective from his service on other boards.

L. John Doerr
Independent Director since 1999 | Leadership Development, Inclusion and Compensation Committee

Other Public Company Directorship:

- DoorDash, Inc.

Selected Memberships:

- Board of Directors, Climate Imperative Foundation
- Advisory Council, Stanford Doerr School of Sustainability

Former Public Company Directorships in the Past Five Years:

- Amyris, Inc.
- Bloom Energy Corporation
- Coursera, Inc.
- Quantumscape Corporation

L. John Doerr, 74, has been the Chair of Kleiner Perkins, a venture capital firm, since March 2016. Before assuming the role of Chair, John served as General Partner of Kleiner Perkins since August 1980. John holds a Bachelor of Science degree in electrical engineering and a Master of Science degree in electrical engineering from Rice University, and a Master of Business Administration degree from Harvard Business School. He is the author of Measure What Matters and Speed & Scale.

Select Leadership Skills and Additional Experiences:

- Global business leadership and extensive financial and investment expertise as a venture capitalist.
- In-depth knowledge of the technology sector and visionary in the industry.
- Global business perspective from his service on other boards.

Proxy Statement
Summary &
Highlights

Corporate
Governance

Director and
Executive
Compensation

Audit Matters

Proposals

Q&A

Appendix

Roger W. Ferguson Jr.
Independent Director since 2016 | Audit Committee (Chair); Risk and Compliance Committee (Chair)

Other Public Company Directorships:

- Corning Incorporated
- Klarna

Selected Memberships:

- Board of Regents, The Smithsonian Institution
- Co-Chair, Commission on the Future of Undergraduate Education, American Academy of Arts and Sciences
- Board of Trustees, The Group of Thirty

Former Public Company Directorships in the Past Five Years:

- Blend Labs, Inc.
- General Mills, Inc.
- International Flavors & Fragrances, Inc.

Roger W. Ferguson Jr., 74, has been the Chief Investment Officer of Red Cell Partners LLC, a venture capital firm, since August 2022. Since May 2021, he has been the Steven A. Tananbaum Distinguished Fellow for International Economics at the Council on Foreign Relations. Roger has served as the President and Chief Executive Officer of TIAA, a major financial services company, from April 2008 to May 2021. He joined TIAA after his tenure at Swiss Re, a global reinsurance company, where he served as Chairman of the firm's America Holding Corporation, Head of Financial Services, and a member of the Executive Committee from 2006 to 2008. Prior to that, Roger joined the Board of Governors of the U.S. Federal Reserve System in 1997 and served as its Vice Chairman from 1999 to 2006. From 1984 to 1997, he was an associate and partner at McKinsey & Company. Roger holds a Bachelor of Arts degree in economics, a Doctoral degree in economics, and a Juris Doctor degree, all from Harvard University.

Select Leadership Skills and Additional Experiences:

- Global business leadership and extensive financial, capital markets, and management expertise as former President and Chief Executive Officer of TIAA.
- Extensive experience in management consulting and various policy-making roles.
- Global business perspective from his service on other boards.

K. Ram Shriram
Independent Director since 1998 | Leadership Development, Inclusion and Compensation Committee

Other Public Company Directorship:

- Yubico AB

Selected Membership and Private Directorship:

- Member, Council on Foreign Relations
- Stanford Health Care

K. Ram Shriram, 69, has been a managing partner of Sherpalo Ventures, LLC, an angel venture investment company, since January 2000. From August 1998 to September 1999, Ram served as Vice President of Business Development at Amazon. com, Inc., an internet retail company. Prior to that, Ram served as President at Junglee Corporation, a provider of database technology, which was acquired by Amazon.com in 1998. Ram was an early member of the executive team at Netscape Communications Corporation. Ram holds a Bachelor of Science degree in mathematics from the University of Madras, India.

Select Leadership Skills and Additional Experiences:

- Global business leadership as former Vice President of Business Development at Amazon.com, Inc., President of Junglee Corporation, and a member of the executive team of Netscape Communications Corporation.
- Extensive financial and investment expertise as a venture capitalist.
- Global business perspective from his service on other boards.

Robin L. Washington
Independent Director since 2019

Leadership Development, Inclusion and Compensation Committee (Chair); Audit Committee; Risk and Compliance Committee

Other Public Company Directorship:

- Salesforce, Inc.

Selected Membership and Private Directorship:

- President's Council & Ross Business School Advisory Board, University of Michigan
- Stanford Health Care

Former Public Company Directorships in the Past Five Years:

- Honeywell International, Inc.
- Vertiv Holdings Co.

Robin L. Washington, 63, has been the President and Chief Operating and Financial Officer of Salesforce, Inc., a customer relationship management software company, since March 2025. From May 2008 to November 2019, Robin served as the Executive Vice President and Chief Financial Officer of Gilead Sciences, Inc., a biopharmaceutical company, where she oversaw Global Finance, Facilities and Operations, Investor Relations, and the Information Technology organizations. Robin remained with Gilead in an advisory capacity from November 2019 until March 2020. From January 2006 to June 2007, Robin served as Chief Financial Officer of Hyperion Solutions Corporation, an enterprise software company. Prior to Hyperion, Robin served in a number of executive positions with PeopleSoft, Inc., a provider of enterprise application software, including as Senior Vice President and Corporate Controller along with several other senior financial roles from 1996 to 2005. Prior to PeopleSoft, Robin was Director of Finance for Tandem Computers, an Accounting Analyst for the Federal Reserve Bank of Chicago, and a Senior Auditor for Deloitte. Robin holds a Bachelor of Business Administration degree from the University of Michigan and a Master of Business Administration degree from Pepperdine University.

Select Leadership Skills and Additional Experiences:

- Extensive financial and management expertise and global business leadership as President and Chief Operating and Financial Officer of Salesforce, former Executive Vice President and Chief Financial Officer of Gilead Sciences, Inc., Hyperion Solutions Corporation, and former executive of PeopleSoft, Inc.
- In-depth knowledge in the life sciences and the technology sectors.
- Global business perspective from her service on other boards.

Executive Officers

This section describes the business experience of our executive officers as of April 6, 2026, other than Sundar, whose biography can be found on page 17. Our executive officers are appointed by and serve at the discretion of our Board. There are no family relationships among any of our directors or executive officers.

Anat Ashkenazi
Senior Vice President, Chief Financial Officer, Alphabet and Google

Former Public Company Directorships in the Past Five Years:

- Maravai Lifesciences Holdings, Inc.
- Varian Medical Systems, Inc.

Anat Ashkenazi, 53, has served as Senior Vice President, Chief Financial Officer of Alphabet and Google since July 2024. Prior to joining Google, Anat served as Executive Vice President and Chief Financial Officer of Eli Lilly and Company, a global pharmaceutical company, from February 2021 to July 2024. Anat joined Eli Lilly in 2001 and held various roles across finance, strategy, and operations. From 2016 to 2021, Anat served as Senior Vice President, Controller and Chief Financial Officer of Lilly Research Laboratories. Additionally, Anat held chief financial officer positions for several global business divisions within Eli Lilly, including Oncology, Diabetes, Global Manufacturing & Quality, and Research & Development. Anat holds a Bachelor of Arts degree in economics and business administration from the Hebrew University and a Master of Business Administration degree from Tel Aviv University.

Select Leadership Skills and Additional Experiences:

- Extensive financial and management expertise having served in various leadership roles at Eli Lilly for over twenty-three years.
- Outside board experience and global business perspective from her previous service on other boards.

Ruth M. Porat
President and Chief Investment Officer, Alphabet and Google

Public Company Directorship:

- Blackstone Inc.

Selected Memberships and Private Directorships:

- Board of Directors, Council on Foreign Relations
- Board of Trustees, Memorial Sloan Kettering Cancer Center
- Board of Directors, Bloomberg Philanthropies

Ruth M. Porat, 68, has served as President and Chief Investment Officer of Alphabet and Google since September 2023. Before assuming the role of President and Chief Investment Officer, Ruth served as Alphabet and Google's Senior Vice President, Chief Financial Officer from May 2015 to July 2024. Prior to joining Google, Ruth was Executive Vice President and Chief Financial Officer of Morgan Stanley from January 2010 to May 2015. From February 1996 to December 2009, she served in a number of executive positions at Morgan Stanley, including Vice Chairman of Investment Banking, Global Co-Head of Technology Investment Banking, and Global Head of the Financial Institutions Group. Ruth holds a Bachelor of Arts degree from Stanford University, a Master of Science degree from The London School of Economics, and a Master of Business Administration degree from The Wharton School of the University of Pennsylvania.

Select Leadership Skills and Additional Experiences:

- Extensive financial and management expertise in the finance, investment, and technology industries.
- Outside board experience and global business perspective from her service on other boards.

Philipp Schindler
Senior Vice President, Chief Business Officer, Google

Selected Membership:

- Scholar, the Studienstiftung des deutschen Volkes, the German Academic Scholarship Foundation

Philipp Schindler, 55, has served as Senior Vice President, Chief Business Officer of Google since August 2015, overseeing Google's and YouTube's sales activities, Google's technical and consumer support, partnership and business development teams, and country operations. Philipp previously served at Google as Vice President of Global Sales and Operations from January 2012 to July 2015; as President for Northern and Central Europe from June 2009 to January 2012; and as Managing Director, Germany, Switzerland, Austria and Nordics from September 2005 to June 2009. Philipp holds a Diplom Kaufmann degree with distinction in business administration and management from the European Business School in Oestrich-Winkel, Germany.

Select Leadership Skills and Additional Experiences:

- Business leadership and operational expertise as Chief Business Officer of Google.
- In-depth knowledge of the technology sector, and experience in driving the strategic vision and scale of Google's and YouTube's global business.

Kent Walker
President, Global Affairs, Chief Legal Officer and Secretary, Alphabet and Google

Selected Memberships and Private Directorship:

- Executive Council, TechNet
- Board of Directors, Evidence Action
- Member, Council on Foreign Relations

Kent Walker, 65, has served as President, Global Affairs, and Chief Legal Officer of Alphabet and Google since November 2021, and Secretary of Alphabet since January 2020. Kent previously served as Senior Vice President, Global Affairs and Chief Legal Officer of Google from June 2018 to November 2021. He oversees teams responsible for content policy and responsible AI development, government and regulatory affairs, and legal, risk and compliance matters. Since joining Google in 2006, he has led Google's advocacy on competition, content, copyright, and privacy. He previously held executive positions at Netscape, AOL, and eBay, and served as an Assistant U.S. Attorney in San Francisco and Washington D.C. Kent holds a Bachelor of Arts degree in social studies from Harvard University and a Juris Doctor degree from Stanford Law School.

Select Leadership Skills and Additional Experiences:

- Extensive leadership experience, including serving as the first chair of the Global Internet Forum to Counter Terrorism, holding executive positions at various technology companies, and providing in-depth knowledge of the technology sector.
- Currently co-chairs Google's Trust & Compliance Council.

Proxy Statement
Summary &
Highlights

Corporate
Governance

Director and
Executive
Compensation

Audit Matters

Proposals

Q&A

Appendix

Corporate Governance and Board Matters

We have adopted a code of business conduct and ethics for directors, officers (including our principal executive officer, principal financial officer, and principal accounting officer), and employees, known as the Alphabet Code of Conduct. We have also adopted Corporate Governance Guidelines, which, in conjunction with our Certificate of Incorporation, Bylaws, and charters of the standing committees of our Board, form the framework for our corporate governance. The Alphabet Code of Conduct and Corporate Governance Guidelines are available on our Investor Relations website at **https://abc.xyz/investor/board-and-governance/**. We will post amendments to the Alphabet Code of Conduct or any waivers of the Alphabet Code of Conduct for directors and executive officers on the same website.

Shareholders may request printed copies of the Alphabet Code of Conduct, the Corporate Governance Guidelines, and committee charters at no charge by sending inquiries to:



Alphabet Inc.
Attn: Investor Relations
1600 Amphitheatre Parkway
Mountain View, California 94043



Email:
investor-relations@abc.xyz

Board Meetings

During 2025, our Board held eight meetings and acted by unanimous written/electronic consent once. Each director attended at least 75% of all Board and applicable committee meetings. We encourage our directors to attend our annual meetings of shareholders. Seven directors attended our 2025 Annual Meeting of Shareholders.

Board Leadership Structure

In January 2018, John L. Hennessy, the then Lead Independent Director, was appointed to serve as Alphabet's Chair of the Board. In December 2019, Sundar became the Chief Executive Officer of Alphabet.

Our Board regularly reviews its leadership structure to ensure continued effectiveness and believes that the current structure, which separates the Chair and Chief Executive Officer roles, is appropriate at this time in light of the evolution of Alphabet's business and operating environment. In particular, our Board believes that this structure clarifies the individual roles and responsibilities of Chief Executive Officer and Chair, streamlines decision-making, and enhances accountability. John, a long-standing member of our Board, has in-depth knowledge of the issues, challenges, and opportunities facing us. As such, our Board believes that he is best positioned to develop agendas that ensure that our Board's time and attention are focused on the most critical matters. His role enables decisive leadership, ensures clear accountability, and enhances the ability to communicate our messages and strategy.

Each of the director nominees standing for election, other than Larry, Sergey, and Sundar, is independent (see "Director Independence" on page 30 of this proxy statement), and our Board believes that the independent directors provide effective oversight of management.

Board Committees

Our Board is currently composed of ten directors. Our Board has the following five standing committees:

1. Audit Committee,

2. Risk and Compliance Committee (the Risk Committee),

3. Leadership Development, Inclusion and Compensation Committee (the Compensation Committee),

4. Nominating and Corporate Governance Committee (the Governance Committee), and

5. Executive Committee.

From time to time, our Board may also establish ad hoc committees to address particular matters. Each of the standing committees operates under a written charter adopted by our Board. Each of the standing committees, except for the Executive Committee, comprises solely independent directors. All of the current standing committee charters are available on our Investor Relations website at **https://abc.xyz/investor/board-and-governance/**. Printed copies of the charters are available at no charge to any shareholders who requests them by following the instructions on page 24.

The membership and meetings during 2025 and the primary functions of each of the standing committees are described below.

Board of Directors	Audit Committee	Risk Committee[1]	Compensation Committee	Governance Committee	Executive Committee
Larry Page					◉
Sergey Brin					○
Sundar Pichai					○
John L. Hennessy*				◉	
Frances H. Arnold*				○	
R. Martin "Marty" Chávez*	○	○			
L. John Doerr*			○		
Roger W. Ferguson Jr.*	◉	◉			
K. Ram Shriram*			○		
Robin L. Washington*	○	○	◉		

○ Member
◉ Committee Chair
* Independent Director

(1) The Risk and Compliance Committee of the Alphabet Board was established in October 2025.

Audit Committee

The main function of the Audit Committee is to oversee our accounting and financial reporting processes, oversee our relationship with our independent auditors, provide oversight regarding significant financial matters, and review and discuss with management the company's major risk exposures. The Audit Committee's responsibilities include but are not limited to:

- Overseeing the risks and exposures associated with:
  - Financial matters, including but not limited to financial strategy and reporting, tax, accounting, disclosure, internal control over financial reporting, treasury policies and activities, investment guidelines, and credit and liquidity matters; and
  - Our operations and infrastructure, particularly reliability, business continuity and capacity.
- Selecting, hiring, compensating, and ongoing monitoring of our independent auditors, and approving the audit and non-audit services they perform.
- Overseeing and monitoring the integrity of our financial statements and our compliance with related legal and regulatory requirements.
- Establishing and overseeing processes and procedures regarding complaints and confidential and anonymous employee submissions about accounting, internal accounting controls, or audit matters.
- Overseeing our internal control function, reviewing the appointment of an internal auditing executive and any significant issues raised by the internal audit team.
- Reviewing with management and the independent auditors our annual audited financial statements, quarterly financial statements, earnings announcements, regulatory filings including our annual proxy statement, and other public announcements regarding our results of operations.
- Reviewing and approving related party transactions.

During 2025, the Audit Committee held thirteen meetings and acted by unanimous written/electronic consent eight times.

The Audit Committee currently comprises Roger (Chair), Marty, and Robin, each of whom is a non-employee member of our Board. Our Board has determined that each of the directors serving on the Audit Committee is independent under applicable Nasdaq Stock Market (Nasdaq) and SEC rules for Audit Committee membership.

Our Board has determined that, based on his professional qualifications and experience described earlier, Roger is an audit committee financial expert as defined under the rules of the SEC, and that each member of the Audit Committee is able to read and understand fundamental financial statements as required by the Listing Rules of Nasdaq.

Risk and Compliance Committee

The main function of the Risk Committee is to oversee risks facing Alphabet and its businesses, including its principal legal, policy, reputational and operational risks ("Risks") and Alphabet's compliance with applicable laws and regulations. The Risk Committee's responsibilities include but are not limited to:

- Periodically reviewing and discussing the Risks and the steps management has taken or plans to take to address such Risks, and reviewing the related policies, procedures, and activities.

- Monitoring the implementation of global compliance programs, policies, and procedures, and evaluating the company's positions in connection with legislation, regulation, enforcement, litigation, and social or political issues significant to the company's operations.

- Receiving regular updates and requesting information from management regarding legal, regulatory, and operational risks.

- As needed, reviewing and approving changes to Alphabet's Code of Conduct and conducting an annual review of its effectiveness.

- Reviewing disclosures regarding Risks, including for the company's Annual Report on Form 10-K and Proxy Statement.

- Meeting in executive session with key management to evaluate risk staffing and resources and recommending the appointment of risk or compliance executives when necessary or appropriate.

- Investigating such matters brought to its attention that the Committee in its judgment deems necessary or appropriate, with full access to all Alphabet books, records, facilities, and employees.

The Risk Committee was established in October 2025. During 2025, the Risk Committee held one meeting and did not act by unanimous written/electronic consent.

The Risk Committee currently comprises Roger (Chair), Marty, and Robin, each of whom is a non-employee member of our Board. Our Board has determined that each of the directors serving on the Risk Committee is independent under applicable Nasdaq and SEC rules for Risk Committee membership.

Leadership Development, Inclusion and Compensation Committee

The purpose of the Compensation Committee is to oversee our leadership development and compensation programs for the members of our Board and our employees. The Compensation Committee reports regularly to our full Board on its activities. The Compensation Committee's responsibilities include but are not limited to:

- Establishing, overseeing, and administering employee compensation, benefits, and perquisites policies, programs, and strategy and overseeing related risks.

- Reviewing and approving compensation programs and awards for Alphabet's executive officers and non-employee directors (together with the Governance Committee).

- Administering Alphabet's equity compensation plans as well as stock ownership requirements for Alphabet's Chief Executive Officer, other members of senior management, and non-employee directors.

- Implementing and administering any clawback policy allowing Alphabet to recoup compensation paid to current and former named executive officers, members of senior management and other employees consistent within applicable laws and the rules of Nasdaq.

- Establishing annual and long-term performance goals for our senior management.

- Reviewing senior management development, retention, and succession plans and executive education.

- Annually conducting and reviewing with the Board an evaluation of senior management performance.

- Overseeing human capital management matters, including with respect to inclusion, workplace environment and safety, and management's efforts to promote a workplace environment and culture that is healthy, vibrant, inclusive, respectful and free from employment discrimination, including harassment and retaliation.

- Reviewing and approving peer companies for compensation benchmarking purposes.

- Investigating any matters brought to its attention, with full access to all books, records, facilities, and employees.

- Sole authority to retain and oversee the engagement of compensation consultants, legal counsel, or other advisors to advise the Compensation Committee at the expense of Alphabet.

- Reviewing with management our annual Compensation Discussion and Analysis (CD&A).

- Preparing and approving the annual Compensation Committee Report.

During 2025, the Compensation Committee held five meetings and acted by unanimous written/electronic consent eighteen times.

The Compensation Committee currently comprises Robin (Chair), L. John Doerr, and Ram, each of whom is a non-employee member of our Board. Our Board has determined that each of the directors serving on the Compensation Committee is independent under applicable Nasdaq and SEC rules for Compensation Committee membership.

Nominating and Corporate Governance Committee

The Governance Committee's purpose is to assist our Board in identifying individuals qualified to become members of our Board consistent with criteria set by our Board and as provided in the Corporate Governance Guidelines, to oversee the evaluation of the Board and management, and to develop and update our corporate governance principles. The Governance Committee's responsibilities include but are not limited to:

- Evaluating Board and Committee composition, including size, tenure, organization, and governance and determining future requirements.
- Establishing a policy for considering director nominees; evaluating and recommending candidates for election consistent with Board-approved criteria and as provided by the Corporate Governance Guidelines.
- Reviewing the chair of each committee and making recommendations to our Board.
- Reviewing and recommending to our Board director independence determinations.
- Taking a leadership role in shaping Alphabet's corporate governance, including reviewing the corporate governance framework and the Corporate Governance Guidelines and considering corporate governance issues that may arise from time to time, and developing appropriate recommendations to our Board.
- Evaluating shareholder proposals submitted to Alphabet for consideration at the annual meeting of shareholders and providing appropriate oversight.
- Recommending ways to enhance communications and relations with our shareholders.
- Overseeing risks and exposures associated with director and management succession planning, corporate governance, and overall Board effectiveness.
- Overseeing our Board's performance and annual self-evaluation process and developing continuing education programs for our directors.
- Evaluating whether a director who notifies our Board of a change in job responsibilities, including with respect to commitments on other boards, continues to satisfy the Board's membership criteria and independence requirements.
- Evaluating and recommending termination of service of individual directors to our Board as appropriate, in accordance with governance principles, for cause or for other proper reasons.

During 2025, the Governance Committee held four meetings and did not act by unanimous written/electronic consent.

The Governance Committee currently comprises John L. Hennessy (Chair) and Frances, each of whom is a non-employee member of our Board. Our Board has determined that each of the directors serving on the Governance Committee is independent under applicable Nasdaq and SEC rules for Governance Committee membership.

Executive Committee

The Executive Committee serves as an administrative committee of our Board to act upon and facilitate the consideration by senior management and our Board of certain high-level business and strategic matters. During 2025, the Executive Committee did not hold any meetings. The Executive Committee currently comprises Larry (Chair), Sergey, and Sundar.

Proxy Statement
Summary &
Highlights

Corporate
Governance

Director and
Executive
Compensation

Audit Matters

Proposals

Q&A

Appendix

Director Independence

Our Board has adopted independence standards that mirror the criteria specified by applicable laws and regulations of the SEC and the Listing Rules of Nasdaq. Our Board has determined that each of the director nominees standing for election, except Larry, Sergey, and Sundar, are independent directors under these standards. In determining the independence of our directors, our Board considered all transactions in which we and any director had any interest, including those discussed under "Certain Relationships and Related Transactions" on pages 38-39 of this proxy statement.

Compensation Committee Interlocks and Insider Participation

During 2025, L. John Doerr, Ram, and Robin served on the Compensation Committee. None of the members of the Compensation Committee is or has been in the past an officer or employee of Alphabet. Any relationships between the company and any of the members of the Compensation Committee requiring disclosure under Item 404 of Regulation S-K is discussed under "Certain Relationships and Related Transactions" on pages 38-39 of this proxy statement. None of our executive officers serve on the board of directors or compensation committee of a company that has an executive officer that serves on our Board or the Compensation Committee.

Consideration of Director Nominees

Shareholder Recommendations and Nominees

The Governance Committee, a standing committee of our Board, considers properly submitted recommendations for candidates to our Board from shareholders. In evaluating such recommendations, the Governance Committee evaluates candidates recommended by shareholders using the same criteria it applies to evaluate other candidates and seeks to achieve a balance of experience, knowledge, integrity, and capability on our Board and to address the membership criteria set forth under "Director Selection Process and Qualifications" on page 31 of this proxy statement.

Any shareholder recommendations for consideration by the Governance Committee should include the candidate's name, biographical information, information regarding any relationships between the candidate and the company within the last three years, at least three personal references, a statement of recommendation of the candidate from the shareholder, a description of our shares beneficially owned by the shareholder, a description of all arrangements between the candidate and the recommending shareholder and any other person pursuant to which the candidate is being recommended, a written indication of the candidate's willingness to serve on our Board, any other information required to be provided under securities laws and regulations, and a written indication to provide such other information as the Governance Committee may reasonably request. There are no differences in the manner in which the Governance Committee evaluates director nominees based on whether the nominee is recommended by a shareholder or otherwise. Shareholder recommendations to our Board should be sent to us by one of the following two ways:

Via email only:		corporatesecretary@abc.xyz

Via mail with a copy via email:		Alphabet Inc. Attn: Corporate Secretary 1600 Amphitheatre Parkway Mountain View, California 94043		corporatesecretary@abc.xyz

In addition, our bylaws permit shareholders to nominate directors for consideration at an annual meeting. For a description of the process for nominating directors in accordance with our Bylaws, see "Questions and Answers about the Proxy Materials and the Annual Meeting—Question 26. What is the deadline to propose actions for consideration at next year's Annual Meeting of Shareholders or to nominate individuals to serve as directors?" on page 103 of this proxy statement.

Director Selection Process and Qualifications

The Governance Committee will evaluate and recommend candidates for membership on our Board consistent with criteria established by our Board in our policy with regard to the selection of director nominees, as set forth in our Corporate Governance Guidelines. Pursuant to our Corporate Governance Guidelines, the Governance Committee screens candidates and evaluates the qualifications of the persons nominated by or recommended by our shareholders. The Governance Committee recommends director nominees who are ultimately approved by the full Board.

Identification of Nominees

The Governance Committee uses a variety of methods for identifying and evaluating nominees for directors. The Governance Committee regularly assesses the appropriate size and composition of our Board, the needs of our Board and the respective committees of our Board, and the qualifications of candidates in light of these needs. Candidates may come to the attention of the Governance Committee through shareholders, management, current members of our Board, or search firms. The evaluation of these candidates may be based solely upon the information provided to the Governance Committee or may also include discussions with persons familiar with the candidate, an interview of the candidate, or other actions the Governance Committee deems appropriate, including the use of third parties to review candidates. The Governance Committee may, at Alphabet's expense, retain search firms, consultants, and other advisors to identify, screen, and/or evaluate candidates.

Evaluation and Selection

When considering a potential non-incumbent candidate, the criteria with regard to the selection of director nominees reflect at a minimum any requirements of applicable law and the Listing Rules of Nasdaq. Further, the Governance Committee will factor into its determination the following qualities, among others: integrity, strength of character, judgment, business experience, specific areas of expertise and knowledge of the industries in which we operate, ability to devote sufficient time to attendance at and preparation for Board meetings, and ability to represent the balanced, best interests of our shareholders as a whole.

Given the global and complex nature of our business, our Board believes it is important to consider a range of skills, professional experiences, backgrounds, and viewpoints in evaluating board candidates. Candidates also are evaluated in light of our other policies, such as those relating to independence and service on other boards, as well as considerations relating to the size, structure, and needs of our Board. As part of its consideration of director succession, our Board and the Governance Committee monitor whether the directors as a group meet the criteria for the composition of our Board.

The Governance Committee and our Board believe that the above-mentioned attributes, along with the leadership skills and other experiences of our Board members described in their respective biographies on pages 16-21 provide us with a wide range of perspectives and judgment necessary to guide our strategies and monitor their execution.

Director Service on Outside Boards and Other Commitments

Each member of our Board is expected to ensure that other existing and future commitments, including employment responsibilities and service on the boards of other entities, do not materially interfere with the member's service as a director on our Board. The Governance Committee regularly reviews our Board members' outside commitments for conflicts of interest and other concerns.

Our Board has adopted a policy that the maximum number of public company boards our directors can serve on is four, including membership on the Alphabet Board. All of our directors are in compliance with this policy.

Management Succession Planning

One of our Board's principal duties is to review management succession planning. The Compensation Committee regularly reviews the development, retention, and replacement of executive officers, including the Chief Executive Officer of Alphabet. Additionally, the Compensation Committee and the Governance Committee are jointly responsible for overseeing the risks and exposures associated with management succession planning.

Our Board believes that the directors and the Chief Executive Officer should collaborate on succession planning and that the entire Board should be involved in the critical aspects of the management succession planning process, including establishing selection criteria that reflect our business strategies, identifying and developing internal candidates to ensure the continuity of our corporate culture, and making key management succession decisions.

Management succession is regularly discussed by the directors in meetings and in executive sessions of our Board. Directors become familiar with potential successors for key management positions through various means, including regular organization and talent reviews, presentations to our Board, and informal meetings.

Board's Role in Risk Oversight

Our Board, as a whole and through its committees, has responsibility for oversight of risk management. The oversight responsibility of our Board and its committees is enabled by management reporting processes, including an annual company-wide risk assessment, that are designed to provide visibility to our Board and its committees into the identification, assessment, and management of critical risks and management's risk mitigation strategies. While our Board is ultimately responsible for risk oversight at Alphabet, our Board has delegated to its committees oversight of risks associated with their respective areas of responsibility, as summarized below. When appropriate, the committees provide reports to the full Board on these and other areas for review. Each committee meets in executive session with key management personnel and representatives of outside advisors as needed.

In October 2025, our Board further strengthened our risk management framework through the formation of a Risk and Compliance Committee. Together, the Risk and Compliance Committee and the Audit Committee maintain primary responsibility for the oversight of many of the risks facing our businesses, including, among others, the key areas of oversight set forth below, and the steps Alphabet takes to detect, monitor, and actively manage such exposures.

Full Board

Strategic, financial, and execution risks and exposures associated with our business strategy, product innovation, sales roadmap, policy matters, significant litigation and regulatory exposures, and other current matters that may present material risk to our financial performance, operations, infrastructure, plans, prospects or reputation, acquisitions and divestitures, and data privacy, including cybersecurity.

Audit Committee	Risk Committee	Compensation Committee	Governance Committee
Risks and exposures associated with (1) financial matters, in particular, strategy, financial reporting, tax, accounting, disclosure, internal control over financial reporting, treasury policies and activities, investment guidelines, and credit and liquidity matters; (2) our operations and infrastructure, particularly reliability, business continuity, and capacity.	Risks and exposures associated with principal legal, policy, reputational, and operational risks and compliance with applicable laws and regulations.	Risks and exposures associated with leadership assessment, management succession planning, and the operation and structure of our compensation programs and arrangements, including incentive plans.	Risks and exposures associated with director and management succession planning, corporate governance, and overall board effectiveness.

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Executive Sessions

Executive sessions of independent directors are held in connection with each regularly scheduled Board meeting and at other times as necessary, and are chaired by the Chair of our Board. Our Board's policy is to hold executive sessions without the presence of management, including the Chief Executive Officer and other non-independent directors. The committees of our Board also generally meet in executive session at the end of each committee meeting, except for meetings of the Executive Committee, as this committee has no independent directors.

Outside Advisors

Our Board and each of its committees may retain outside advisors, legal counsel, and consultants of their choosing at our expense. Our Board and its committees need not obtain management's consent to retain such outside advisors, legal counsel, and consultants.

Board Effectiveness, Board Annual Self-Assessment, Board Education

Our Board and each of its committees perform an annual self-assessment to evaluate the effectiveness of our Board and its committees in fulfilling their respective obligations and to identify areas for enhancement. As part of this annual self-assessment, directors are able to provide feedback on the performance of other directors. The self-assessment process, including evaluation method, is reviewed annually by the Governance Committee. A summary of the results is presented to our Board. The Chair of the Governance Committee leads our Board in its review of the results of the annual self-assessment and takes further action as needed.

In addition, all members of our Board have the opportunity and are encouraged to attend director education programs to stay up-to-date on the best practices and developments in corporate governance.

Board Annual Self-Assessment

- **Review of Process** The Governance Committee annually reviews the self-assessment process

- **Self-Assessment Questionnaire** Provides director feedback on the Board and each of the committees as well as each director

- **Results Analyzed** Results of the self-assessment analyzed by the Chair of the Governance Committee

- **Individual Discussions** The Chair of the Governance Committee engages with individual directors as appropriate

- **Feedback Incorporated** Policies and practices updated as appropriate as a result of the annual self-assessment and ongoing feedback

- **Ongoing Feedback** Directors are encouraged to provide ongoing feedback in addition to the annual self-assessment

- **Summary of Results** Summary of Board and committee self-assessment results discussed with the Governance Committee and provided to full Board

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Shareholder Engagement

We proactively engage with our shareholders throughout the year on a broad range of topics that are of interest and priority to the company and our shareholders. These include business strategy and performance, corporate governance, executive compensation, risk oversight, and shareholder proposals, among other matters.

Our engagement enables us to better understand our shareholders' priorities and perspectives, gives us an opportunity to elaborate on our initiatives, policies, practices, and disclosures, and fosters open and constructive dialogue. We share the feedback from these conversations with our Board, which considers these perspectives as part of its evaluation and review of our practices and disclosures. This engagement also provides us an opportunity to understand investor perspectives on topics raised in shareholder proposals and to provide insight to our Board, management team, and subject matter experts as they consider our practices and disclosures.

Throughout the year, we engage with institutional shareholders who hold a significant portion of our outstanding stock. Investor Relations in coordination with the Corporate Secretary team is responsible for leading our shareholder outreach, which may also include members of our senior executive team, management, and other experts across Alphabet.

Communications with our Board

Shareholders may contact our Board about bona fide issues or questions concerning Alphabet by sending an email or by writing to the Corporate Secretary as follows:

 Alphabet Inc.
Attn: Corporate Secretary
1600 Amphitheatre Parkway
Mountain View, California 94043

 Email:
directors@abc.xyz

Any matter intended for our Board, or for any individual member or members of our Board, should be directed to the email address or street address noted above, with a request to forward the communication to the intended recipient or recipients. In general, any shareholder communication about bona fide issues concerning Alphabet delivered to the Corporate Secretary for forwarding to our Board or specified member or members will be forwarded in accordance with the shareholder's instructions.

Common Stock Ownership of Certain Beneficial Owners and Management

The following table sets forth information, as of April 6, 2026, concerning, except as indicated by the footnotes:

- Each person whom we know beneficially owns more than five percent of our Class A common stock or Class B common stock.

- Each of our directors and nominees for our Board.

- Each of our named executive officers (see the section titled "Executive Compensation" beginning on page 42 of this proxy statement).

- All of our directors and executive officers as a group.

Unless otherwise noted in the footnotes, the address of each beneficial owner listed in the table is c/o Alphabet Inc., 1600 Amphitheatre Parkway, Mountain View, California 94043.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes, we believe, based on the information furnished to us, that the persons and entities named in the table have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws. Applicable percentage ownership is based on 5,823,665,113 shares of Class A common stock and 835,779,041 shares of Class B common stock outstanding at April 6, 2026. Beneficial ownership representing less than one percent is denoted with an asterisk (*).

The information provided in the table is based on our records, information filed with the SEC, and information provided to us, except where otherwise noted. Non-voting Class C capital stock is not included in the table. As of December 31, 2025, all of our directors and named executive officers met the applicable minimum share ownership requirements under our Corporate Governance Guidelines.

| | Voting Shares Beneficially Owned | | | | |
| | Class A Common Stock | | Class B Common Stock | | |
Name of Beneficial Owner	Shares	%	Shares	%	Total Voting Power[1] %
Executive Officers and Directors					
Larry Page	—	—	389,051,160	46.5	27.4
Sergey Brin[2]	37,469	*	358,939,978	42.9	25.3
Sundar Pichai	227,560	*	—	—	*
Anat Ashkenazi	—	—	—	—	—
Ruth M. Porat[3]	28,060	*	—	—	*
Philipp Schindler	—	—	—	—	—
Kent Walker	—	—	—	—	—
Frances H. Arnold	—	—	—	—	—
R. Martin "Marty" Chávez	—	—	—	—	—
L. John Doerr[4]	472,165	*	22,348,940	2.7	1.6
Roger W. Ferguson Jr.	—	—	—	—	—
John L. Hennessy[5]	20,624	*	—	—	*
K. Ram Shriram[6]	1,811,108	*	—	—	*
Robin L. Washington	—	—	—	—	—
All executive officers and directors as a group (14 persons)	2,596,986	*	770,340,078	92.2	54.3
Other > 5% Security Holders[7]					
BlackRock, Inc.[8]	356,934,964	6.1	—	—	2.5

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(1) Percentage total voting power represents voting power with respect to all shares of our Class A common stock and Class B common stock, voting together as a single class. Each holder of Class B common stock is entitled to ten (10) votes per share of Class B common stock, and each holder of Class A common stock is entitled to one (1) vote per share of Class A common stock on all matters submitted to our shareholders for a vote. The Class A common stock and Class B common stock vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. The Class B common stock is convertible at any time by the holder into shares of Class A common stock on a share-for-share basis upon written notice to the transfer agent.

(2) Includes (i) 37,469 of Class A common stock; (ii) 172,700 shares of Class B common stock held by SMB Pacific 2021 Charitable Remainder Unitrust I, of which Sergey is the sole trustee; and (iii) 172,700 shares of Class B common stock held by SMB Pacific 2021 Charitable Remainder Unitrust II, of which Sergey is the sole trustee. The address for SMB Pacific 2021 Charitable Remainder Unitrust I and SMB Pacific 2021 Charitable Remainder Unitrust II is 26 State Route 28 POB 157, Crystal Bay, NV 89402.

(3) Consists of 28,060 shares of Class A common stock held by the Passfield Hall Foundation Inc. Ruth and her spouse are officers of the Passfield Hall Foundation Inc. and share voting and investment authority of the shares held by the Foundation. Ruth disclaims any pecuniary interest in shares held by the Passfield Hall Foundation Inc. The address for the Passfield Hall Foundation Inc. is 1251 Avenue of the Americas, 9th Floor, New York, New York 10020-1104.

(4) Includes (i) 402,465 shares of Class A common stock held by The Benificus Foundation and (ii) 22,348,940 shares of Class B common stock held by Vallejo Ventures Trust. John is an officer and trustee of The Benificus Foundation and shares the investment authority over the shares held by The Benificus Foundation. John disclaims any pecuniary interest in the shares held by The Benificus Foundation. John is a trustee of Vallejo Ventures Trust and shares voting and investment authority over the shares held by such trust. The address for The Benificus Foundation and Vallejo Ventures Trust is 1180 San Carlos Ave., #717, San Carlos, California 94070.

(5) Consists of 20,624 shares of Class A common stock held by the Hennessy 1993 Revocable Trust. John is a trustee of the Hennessy 1993 Revocable Trust and has voting and investment authority over the shares held by the Trust. The address for the Hennessy 1993 Revocable Trust is c/o Stanford University, 580 Lomita Drive, Stanford, California 94305.

(6) Includes (i) 370,764 shares of Class A common stock held by Ram; (ii) 369,744 shares of Class A common stock held by Ram's spouse; (iii) 337,680 shares of Class A common stock held by Janket Ventures Limited Partnership; (iv) 199,100 shares of Class A common stock held by the 2021 RS Irrevocable Trust UAD 9/10/2021, of which Ram is the sole trustee (the 2021 RS GRAT); (v) 197,600 shares of Class A common stock held by the 2021 VS Irrevocable Trust UAD 9/10/2021, of which Ram's spouse is the sole trustee (the 2021 VS GRAT); (vi) 168,110 shares of Class A common stock held by the 2022 RS Irrevocable Trust UAD 10/28/2022, of which Ram is the sole trustee (the 2022 RS GRAT); and (vii) 168,110 shares of Class A common stock held by the 2022 VS Irrevocable Trust UAD 10/28/2022, of which Ram's spouse is the sole trustee (the 2022 VS GRAT). Each, the 2021 RS GRAT, the 2021 VS GRAT, the 2022 RS GRAT, and the 2022 VS GRAT (each, a GRAT, and collectively, the GRATs) has a 5-year term. During the term, Ram and his spouse each have sole voting and sole dispositive power over the shares held by the respective GRAT. Ram has voting and investment authority over the shares held by Janket Ventures Limited Partnership. The address for Janket Ventures L.P. and for all GRATs is 2475 Hanover Street, Suite 100, Palo Alto, California 94303.

(7) The Vanguard Group, Inc. (Vanguard), an investment adviser, previously reported on a Schedule 13G/A filed with the SEC on February 13, 2024, that it beneficially owned through certain of its subsidiaries 493,782,758 shares of Class A common stock, with shared voting power over 7,901,474 shares, sole dispositive power over 468,284,480 shares, and shared dispositive power over 25,498,278 shares. Vanguard would have beneficially owned approximately 8.5% of Class A common stock and had approximately 3.5% total voting power, based on the total outstanding shares of Class A common stock and Class B common stock as of April 6, 2026. On March 26, 2026, Vanguard further amended its Schedule 13G/A to disclose that, as of January 12, 2026, as a result of an internal realignment, it no longer has, or is deemed to have, beneficial ownership over any of the Class A common stock shares beneficially owned by various of its subsidiaries and business divisions. Going forward, subsidiaries and business divisions of Vanguard that formerly had, or were deemed to have, beneficial ownership with Vanguard of the Class A common stock will report such beneficial ownership separately (on a disaggregated basis) from Vanguard. As of the Record Date, we do not know the actual number of Class A common stock beneficially owned by any individual Vanguard subsidiary or business division or whether, on a disaggregated basis, any individual subsidiary or business division may be deemed a >5% security holder for purposes of this table.

(8) Based on the most recently available Schedule 13G/A filed with the SEC on February 12, 2024 by BlackRock, Inc. BlackRock, Inc., a parent holding company through certain of its subsidiaries, beneficially owned 356,934,964 shares of Class A common stock with sole voting power over 321,125,552 shares and sole dispositive power over 356,934,964 shares. The address for BlackRock, Inc. is 50 Hudson Yards, New York, New York 10001.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our directors, executive officers, and holders of more than ten percent of our Class A common stock, Class B common stock, and Class C capital stock to file with the SEC reports of ownership of our securities and changes in reported ownership. Based on a review of reports filed with the SEC, or written representations from reporting persons that all reportable transactions were reported, we believe that, during 2025, our directors, executive officers, and ten percent shareholders timely filed all reports that were required to be filed under Section 16(a), with the exception of the following:

- On July 2, 2025, John Hennessy acquired 2,879 Class C Google Stock Units (GSUs). On the same date, each of Frances, Marty, John Doerr, Roger, Ram, and Robin acquired 2,016 Class C GSUs. These acquisitions were reported on July 11, 2025.
- On December 15, 2025, the following directors acquired Class C dividend equivalent units (DEUs), which were reported on December 18, 2025: Frances (3.00 units), John Doerr (3.00 units), Roger (2.94 units), Ram (3.01 units), and Robin (2.94 units).
- On December 25, 2025, Philipp acquired 22,225 shares of Class C capital stock upon the vesting of previously granted equity awards. This acquisition was reported on December 31, 2025.

In making this statement, we have relied upon examination of the copies of Forms 3, 4, and 5, and amendments to these forms provided to us, and the written representations of our directors, executive officers, and ten percent shareholders.

Certain Relationships and Related Transactions

Related Party Transactions Policy and Procedure

Our written Related Party Transactions Policy provides that we will only enter into or ratify a transaction with a related party when our Board, acting through the Audit Committee, determines that the transaction is in the best interests of Alphabet and our shareholders.

For the purposes of this policy, a related party means:

- a member of our Board (or a nominee to our Board);
- an executive officer;
- any person who is known to be the beneficial owner of more than five percent of any class of our voting securities;
- any immediate family member of any of the persons listed above and any person (other than a tenant or employee) sharing the household of such persons; or
- any firm, corporation, partnership, or other entity in which any of the persons listed above is a general partner or principal or in a similar position or in which any of the persons listed above has a five percent or greater beneficial ownership interest.

A related party is not deemed to have a direct or indirect material interest in a transaction and such transaction is not a related party transaction under our policy if such related party's interest in such transaction arises only from an ownership interest of less than five percent in, or as a director of, such entity that is a party to the transaction.

We review all known relationships and transactions in which Alphabet and our directors, executive officers, and significant shareholders or their immediate family members are participants to determine whether such persons have a direct or indirect interest. Our legal staff, in consultation with our finance team, is primarily responsible for developing and implementing processes and controls to obtain information regarding our directors, executive officers, and significant shareholders with respect to related party transactions and then determining, based on the facts and circumstances, whether Alphabet or a related party has a direct or indirect interest in these transactions. On a periodic basis, our legal and finance teams review all transactions involving payments between Alphabet and any company that has our executive officer or director as an officer or director. In addition, our directors and executive officers are required to notify us of any potential related party transactions and provide us with the information regarding such transactions.

If our legal department determines that a transaction is a related party transaction, the Audit Committee must review the transaction and either approve or disapprove it. If advance approval of a transaction is not feasible, the Chair of the Audit Committee may approve the transaction, and the Audit Committee may ratify the transaction in accordance with the Related Party Transactions Policy. In determining whether to approve or ratify a transaction with a related party, the Audit Committee will take into account all of the relevant facts and circumstances available to it, including, among any other factors it deems appropriate:

- the benefits to us of the transaction;
- the nature of the related party's interest in the transaction;
- whether the transaction would impair the judgment of a director or executive officer to act in the best interests of Alphabet and our shareholders;
- the potential impact of the transaction on a director's independence; and
- whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances.

Any member of the Audit Committee who is a related party with respect to a transaction under review may not participate in the deliberations or vote on the approval of the transaction.

If a related party transaction will be ongoing, the Audit Committee may establish guidelines for us to follow in our ongoing dealings with the related party. Thereafter, the Audit Committee, on at least an annual basis, will review and assess ongoing relationships with the related party to monitor compliance with the Audit Committee's guidelines and that the related party transaction remains appropriate. Based on all relevant facts and circumstances, the Audit Committee will determine if it is in the best interests of Alphabet and our shareholders to continue, modify, or terminate the related party transaction.

Related Party Transactions

Indemnification Agreements

We have entered into an indemnification agreement with each of our directors and executive officers. The indemnification agreements, our Certificate of Incorporation, and Bylaws require us to indemnify our directors and executive officers to the fullest extent permitted by Delaware law.

License of Hangar Space at Moffett Airfield

In December 2015, we entered into an agreement to license a portion of our hangar space at Moffett Airfield (the Airfield) to LTA Research & Exploration LLC (LTA), which is owned by an entity affiliated with Sergey. From the beginning of 2025 through March 31, 2026, we charged LTA approximately $8,430,140. The Audit Committee believes that this transaction has been conducted on arm's-length terms that are fair and reasonable to us as the operator of the Airfield based on its review of market comparables that were further reviewed and validated by an independent real estate services firm. This license has not interfered with our business plans for the use of the Airfield. Sergey does not have a material interest in the transaction described herein.

License of Hangar Space at the San Jose International Airport

In November 2015, we entered into an agreement with BCH San Jose LLC (BCH) to license the use of a portion of BCH's hangar space at the Mineta San Jose International Airport to hold Google's corporate aircraft. Larry, Sergey, and Eric E. Schmidt each own one-third interests in BCH, through their respective affiliated entities. From the beginning of 2025 through March 31, 2026, we paid approximately $1,582,762 to BCH. The Audit Committee reviewed market comparables and has deemed this transaction to be on terms, taken as a whole, no less favorable to us than terms generally available to an unaffiliated third-party under the same or similar circumstances. Larry, Sergey, and Eric do not have a material interest in the transaction described herein.

Investments in Certain Private Companies

Google Ventures (GV) and CapitalG directly invested, or committed to invest, an aggregate of approximately $42,430,000 in certain private companies (including their investment in Waymo LLC described below) from the beginning of 2025 through March 31, 2026, in which funds affiliated with Kleiner Perkins Caufield & Byers, LLC (KPCB) were co-investors or existing investors. These KPCB funds hold more than 10% of the outstanding shares of these private companies (other than Waymo LLC). From time to time, we sell to and purchase products and services from these companies (other than Waymo LLC) in the ordinary course of our business.

GV and CapitalG also participated in the recent funding round for Waymo LLC in which KPCB funds invested approximately $120,000,000. KPCB funds hold less than 0.10% of the outstanding shares of Waymo LLC.

L. John Doerr is the Chair of KPCB and a managing member of certain KPCB funds, and he does not have a material interest in any of the transactions described herein.

Certain Relationships

From time to time, we engage in certain transactions with other companies affiliated with our directors, executive officers, and significant shareholders or their immediate family members. We believe that all such arrangements have been entered into in the ordinary course of business and have been conducted on an arm's-length basis and do not represent a material interest to such parties.

Director Compensation

Board Compensation Arrangements for Non-Employee Directors

Alphabet's director compensation program is designed to attract and retain highly qualified non-employee directors. Our program aligns director compensation with compensation offered by peer companies (identified in Section 2 of the "Compensation Discussion and Analysis") that compete with us for talent.

We designed the program to address the time, effort, expertise, and accountability required of active board membership. The Governance Committee and Compensation Committee believe that annual compensation for non-employee directors should consist of both cash and equity to compensate members for their service on our Board and its committees and to align their interests with those of our shareholders. By vesting over multiple years, equity also creates an incentive for continued service on our Board.

The Governance Committee and the Compensation Committee jointly review the compensation program for non-employee directors on an annual basis. In addition, the Compensation Committee reviews the director compensation program with and considers guidance from its independent compensation consultants, Compensia Inc. and Semler Brossy.

In July 2025, we awarded our standard ongoing compensation, payable in arrears, to each of our non-employee directors for services provided between our 2024 Annual Meeting of Shareholders on June 7, 2024 and our 2025 Annual Meeting of Shareholders on June 6, 2025. This included a $75,000 annual cash retainer and an annual $350,000 Class C Google Stock Unit (GSU) grant. To John L. Hennessy, we paid an additional $25,000 annual cash retainer and an additional annual $150,000 Class C GSU grant for his role as the non-executive Chair of our Board. To Roger, we also paid an additional $25,000 annual cash retainer for his role as the Audit Committee Chair.

We awarded the above-mentioned cash retainers and GSU grants to our non-employee directors on July 2, 2025, the first Wednesday of the month following the month of our 2025 Annual Meeting of Shareholders. GSUs entitle the holder to receive one share of Class C capital stock for each share underlying the GSU grant as each GSU vests. The exact number of GSUs comprising the equity awards was calculated by dividing the target dollar value of the award by the average closing price of Alphabet's Class C capital stock during the month of June 2025, rounded up to the nearest whole share. Annual GSU grants made to our non-employee directors are intended to vest at the rate of 1/48th monthly, beginning on the 25th day of the month following the grant date for 19 months and on the 1st day of each month for the following 29 months until fully vested, subject to continued service on our Board through the applicable vesting dates. GSUs granted to our non-employee directors will immediately vest in full upon termination of service on our Board by reason of death.

We reimburse our non-employee directors for reasonable out-of-pocket expenses in connection with attendance at our Board and committee meetings.

Under Alphabet's Amended and Restated 2021 Stock Plan, the aggregate amount of stock-based and cash-based awards that may be granted to any non-employee director in respect of any calendar year, solely with respect to his or her service as a member of our Board, is limited to $1.5 million.

To further align directors' interests with those of our shareholders, each non-employee director is required to hold shares of Alphabet stock equal in value to at least $1.0 million. Each director has five years from the date he or she became a director to comply with this ownership requirement. All of our non-employee directors met this minimum share ownership requirement as of December 31, 2025.

During 2025, Larry, Sergey, and Sundar served as our employee directors and did not receive any compensation for their services as members of our Board. Please see the section titled "Executive Compensation" for more information about compensation paid to Sundar, who was a named executive officer during 2025.

Director Compensation for 2025

The following table summarizes compensation earned by our directors other than Sundar during 2025.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	All Other Compensation ($)	Total ($)
Frances H. Arnold[2]	75,000	362,396	—	437,396
Sergey Brin[3]	—	—	1	1
R. Martin "Marty" Chávez[4]	75,000	362,396	—	437,396
L. John Doerr[2]	75,000	362,396	—	437,396
Roger W. Ferguson Jr.[2]	100,000	362,396	—	462,396
John L. Hennessy[5]	100,000	517,529	—	617,529
Larry Page[3]	—	—	1	1
K. Ram Shriram[2]	75,000	362,396	—	437,396
Robin L. Washington[2]	75,000	362,396	—	437,396

[1]   The amounts in the Stock Awards column reflect the aggregate grant date fair value of GSUs granted to non-employee directors in 2025 calculated in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 718 (Compensation – Stock Compensation). The grant date fair value of each GSU award is measured based on the closing price of Alphabet's Class C capital stock on the date of grant. The grant date fair value of GSUs granted to the non-employee directors on July 2, 2025 (GSU grant following the 2025 Annual Meeting of Shareholders) was $179.76 per share.

[2]   On December 31, 2025, there were 4,472 Class C GSUs outstanding each for Frances, John Doerr, Roger, Ram, and Robin.

[3]   Co-Founders Larry and Sergey serve as employee directors and do not receive any compensation for their services as members of our Board. Their "All Other Compensation" reflects an annual employee salary of $1.

[4]   On December 31, 2025, there were 5,365 Class C GSUs outstanding for Marty.

[5]   On December 31, 2025, there were 6,376 Class C GSUs outstanding for John Hennessy.

Executive Compensation

Table of Contents

The CD&A is organized into five sections:	
Section 1—Executive Summary	42
Section 2—Determining Competitive Levels of Pay	43
Section 3—Elements of Pay and Fiscal Year 2025 Pay Decisions	44
Section 4—2026 Compensation Decisions	46
Section 5—Other Compensation Information	47

Compensation Discussion and Analysis

Our Compensation Discussion and Analysis (CD&A) includes a detailed discussion of compensation for five named executive officers during the fiscal year ended December 31, 2025:

Sundar Pichai	**Anat Ashkenazi**	**Ruth M. Porat**	**Philipp Schindler**	**Kent Walker**
Chief Executive Officer, Alphabet and Google, and Director, Alphabet	Senior Vice President, Chief Financial Officer, Alphabet and Google	President and Chief Investment Officer, Alphabet and Google	Senior Vice President, Chief Business Officer, Google	President, Global Affairs, Chief Legal Officer and Secretary, Alphabet and Google

Section 1—Executive Summary

Compensation Philosophy

We designed our employee and executive compensation programs to support three goals:

- Attract and retain the world's best talent
- Support our culture of innovation and performance
- Align employee and shareholder interests

We pay employees competitively compared to other opportunities they might have in the market. We also offer competitive benefits to promote the health and wellbeing of our employees, provide certain perks that make life and work more convenient, design compelling job opportunities aligned with our mission, and create a fun and energizing work environment.

We believe in pay for performance, which is reflected in our compensation design. The proportion of overall pay tied to performance is higher for employees at more senior levels in the organization, reflecting their opportunity to have more impact on company performance.

We use equity awards that vest over time to align employee and shareholder interests and provide incentive for continued service. We believe that retaining and developing the best talent over the long-term is a key factor in our business success and ability to continue creating value for our shareholders. We require our named executive officers and other senior executives to maintain certain levels of holdings of Alphabet shares. See Section 5 of this CD&A for a description of our minimum share ownership requirements.

Section 2—Determining Competitive Levels of Pay

Our executive compensation decisions are informed by competitive market data in addition to the reviews of individual roles and performance. We use peer group data to obtain compensation benchmarks for our named executive officers.

Each year, we review our peer group and our evaluation criteria. In October 2024, we determined our peer group for 2025 compensation by evaluating potential comparator companies against the following criteria:

- High-technology or media company
- Key talent competitor
- High-growth, with a minimum of 50% of Alphabet's revenue growth over the previous two-year period
- Headcount of at least 40% of Alphabet's total headcount
- $50 billion or more in annual revenue
- $150 billion or more in market capitalization

Considering these criteria, in October 2024, the Compensation Committee selected the following peer companies for 2025:

Amazon.com, Inc.	Meta Platforms, Inc.	Oracle Corporation
Apple Inc.	Microsoft Corporation	Salesforce, Inc.
Cisco Systems, Inc.	Netflix, Inc.	The Walt Disney Company
International Business Machines Corporation	Nvidia	

When appropriate, we supplement publicly available peer group data with compensation data for comparable opportunities at other S&P 500 companies and startup organizations.

Process for Determining Compensation

We regularly review our compensation levels against our peer group and comparable opportunities. We also assess executives based on their individual performance and overall company performance. Management uses this information to develop compensation recommendations for our named executive officers. The Compensation Committee, comprised entirely of independent directors, then reviews these recommendations, considers any relevant guidance from their independent compensation consultants, and makes the final decision on compensation for our named executive officers. From time to time, the Compensation Committee may delegate specific responsibilities to a subcommittee (consisting solely of Compensation Committee members) to handle specialized tasks. The subcommittees report back to the full Compensation Committee or our Board, as appropriate.

Compensation Consultants

The Compensation Committee directly engaged both Compensia Inc. and Semler Brossy as independent compensation consultants in 2025. The consulting firms provide input, analysis, and guidance on Alphabet and Google's executive compensation, peer groups, compensation design, equity usage and allocation, risk assessment, and human capital management. Both firms report directly to the Compensation Committee rather than to management, and the firms provided no services to Alphabet other than those in support of the Compensation Committee. The Compensation Committee has evaluated the independence of both consultants and concluded that their work does not raise any conflicts of interest.

Say-on-Pay and Say-When-on-Pay

We hold our advisory vote on named executive officer compensation (commonly known as a "say-on-pay" vote) every three years, and hold our advisory vote on the frequency of future say-on-pay votes (commonly known as "say-when-on-pay" vote) every six years. We are holding our advisory say-on-pay vote at the Annual Meeting (see Proposal Number 4 in this proxy statement). We will hold our advisory say-when-on-pay vote at the 2029 annual meeting of shareholders. The Compensation Committee annually reevaluates our compensation practices to determine how they might be improved and considers prior say-on-pay vote results, among other considerations, in such reevaluation.

Section 3—Elements of Pay and Fiscal Year 2025 Pay Decisions

Base Salary

We use salaries to provide employees, including our named executive officers, a steady income in line with their contributions to our business, skills, experiences, and the job opportunities available to them outside of Alphabet, as appropriate.

In 2025, the Compensation Committee maintained the annual salaries of Anat, Ruth, Philipp, and Kent at $1.0 million. Sundar's annual salary remained at $2.0 million.

Equity Awards

We grant equity awards to our named executive officers to reinforce management's focus on long-term shareholder value and commitment to the company. The Compensation Committee regularly evaluates the structure of these equity awards to ensure the right balance of time- and performance-based equity that supports the objectives of our compensation philosophy, aligns with our business priorities, and considers the perspectives of our shareholders.

The Compensation Committee utilizes a combination of GSUs and Performance Stock Units (PSUs) to reward our named executive officers. To determine individual grant values and the proportion of GSUs and PSUs, the Compensation Committee considers the following elements:

- Market compensation values and practices for performance-based equity awards, including peers and S&P 100 companies.
- Alphabet's overall business performance, and the scope of role, impact, and performance of each recipient.
- Each recipient's outstanding and unvested equity awards, and the vesting schedules of those awards.
- The resulting compensation at target and maximum performance values for each recipient.

Based on the above criteria, in 2025, the Compensation Committee determined to grant the following equity awards for each of our named executive officers. See the sections below and the "Grants of Plan-Based Awards in 2025" table on page 52 for further details on the awards' performance criteria and vesting.

2025 Equity Awards

In 2025, the Compensation Committee discontinued the SVP bonus program and granted a combination of GSUs and PSUs to Anat, Ruth, Philipp, and Kent. The previous $2.0 million SVP bonus target value for Anat, Ruth, Philipp, and Kent was shifted into the target value of 2025 PSU awards, and 2025 GSU awards included transitional amounts to maintain target total compensation. These awards as well as the annualized target total compensation are below:

Named Executive	Number of GSUs Granted[1]	Target GSU Award Value ($)	Number of PSUs Granted[1]	Target PSU Award Value ($)[2]	Aggregate Target Award Value ($)	Grant Cadence	Annualized Total Target Compensation ($)[3]
Anat Ashkenazi	121,779	19,000,000	42,981	8,000,000	27,000,000	Annual	28,000,000
Ruth M. Porat	116,407	19,000,000	37,609	7,000,000	26,000,000	Annual	27,000,000
Philipp Schindler	143,270	24,000,000	75,217	14,000,000	38,000,000	Annual	39,000,000
Kent Walker	116,407	19,000,000	37,609	7,000,000	26,000,000	Annual	27,000,000

[1] The exact number of GSUs and PSUs comprising the equity awards was calculated by dividing the target dollar value of the award by the average closing price of Alphabet's Class C capital stock during the month of February 2025 ($186.13), rounded up to the nearest whole share. On February 28, 2025, the Compensation Committee discontinued the SVP Bonus program. The 2025 GSUs include a transitional amount, on top of the annual target value, to maintain total target compensation during the shift from the discontinued SVP Bonus program to a new go-forward compensation structure of salary, GSU awards, and PSU awards. The transitional amounts were granted on March 5, 2025, as an addition to the 2025 GSU awards. Each individual's transitional amount is as follows: $3,666,667 for Anat and $2,666,667 for Ruth, Philipp, and Kent. The total number of GSUs granted includes the shares from these supplemental awards. The target value used to determine the number of shares subject to each award differs from the grant date fair value of the awards reported in the Summary Compensation Table, which is calculated in accordance with applicable accounting standards and reflects additional valuation assumptions.

Proxy Statement Summary & Highlights | Corporate Governance | Director and Executive Compensation | Audit Matters | Proposals | Q&A | Appendix

(2) This value reflects the shift of the $2.0 million individual SVP bonus target value to the target value of annual PSU awards.

(3) Annualized Target Total Compensation was calculated by adding the annualized Target GSU Award Value, the annualized Target PSU Award Value, and the Annualized Total Cash Compensation, which for Anat, Ruth, Philipp, and Kent in 2025 included $1.0 million in salary.

The total GSU award is composed of the (i) target GSU award, which vests quarterly over three years from 2025 through 2027, and (ii) a supplemental (transitional) award, which vested quarterly during 2025.

The PSU payout depends on Alphabet's relative total shareholder return relative to S&P 100 companies (TSR). The PSU awards will vest, if at all, on December 31, 2027, based on Alphabet's TSR over a 2025-2027 performance period, subject to continued employment on the vesting date. The payout structure and time period of these PSUs mirror the structure of prior PSUs granted to Anat, Ruth, Philipp, and Kent. The number of PSUs vesting will be determined after the end of the performance period based on the payout curve illustrated below. Depending upon performance, the number of PSUs that vest will range from 0%-200% of target. Upon vesting, each PSU and GSU entitles the recipient to receive one share of Alphabet's Class C capital stock.

NEO PSU Payout Curve


MAXIMUM
TARGET
THRESHOLD
200%
150%
100%
50%
0%
Percentage of Target PSUs Vesting(1)
25th
50th
75th
100th
TSR Percentile Rank vs. S&P 100

(1) The number of PSUs vesting will be determined by linear interpolation for relative TSR ranks between the 25th and 50th percentiles and between the 50th and 75th percentiles.

Section 4—2026 Compensation Decisions

2026 CEO Award

The Compensation Committee currently follows a triennial grant cadence for CEO equity awards. Sundar's last equity award was granted in December 2022, and fully vested at the end of December 2025. In March 2026, the Compensation Committee granted a new equity award to Sundar to recognize his strong performance as CEO.

The 2026 award continues to use a mix of both performance-based and time-based equity; however, a larger percent of the total equity award, as compared to the 2022 award, is now tied to performance. The on-target value of the Alphabet GSUs and PSUs was unchanged from the 2022 award with target values of $84,000,000 and two tranches of $63,000,000 each, respectively. The PSU payout depends on Alphabet's TSR.



CEO/PSU Payout Curve

[1] The number of PSUs vesting will be determined by linear interpolation for relative TSR ranks between the 25th and 55th percentile and between the 55th and 75th percentile.

The performance-based portion of the award also includes a grant of Waymo and Wing Bet Performance Units (BPUs) with a target value of approximately $130,000,000 and $45,000,000, respectively. The Waymo and Wing BPUs will vest, if at all, based on Waymo LLC's and Wing Aviation LLC's increase in per unit value over a target three-year period, as established by the Compensation Committee. This change to include an element of Bet performance in Sundar's compensation supports Alphabet's long-standing goal of investing in new technologies and reflects Sundar's critical role as Alphabet CEO in overseeing its Other Bets.

2026 Equity Awards

On April 7, 2026, the Compensation Committee approved equity awards for Anat, Ruth, Philipp, and Kent. These awards, as well as the annualized target total compensation, are below:

Named Executive	Target Annual GSU Award Value ($)[1]	Target PSU Annual Award Value ($)[2]	Aggregate Target Annual Award Value ($)	Annualized Target Total Compensation ($)[3]
Anat Ashkenazi	20,000,000	10,000,000	30,000,000	31,000,000
Ruth M. Porat	20,000,000	9,000,000	29,000,000	30,000,000
Philipp Schindler	26,000,000	16,000,000	42,000,000	43,000,000
Kent Walker	20,000,000	9,000,000	29,000,000	30,000,000

(1) The 2026 GSU awards include a transitional amount, on top of the annual target value, to maintain target total compensation following the deprecation of the SVP Bonus program and the reallocation of the target bonus value to PSUs. 2026 is the second and final year of the SVP bonus transition. The transitional amounts were granted on April 8, 2026 as an addition to the 2026 annual GSU target awards. Each individual's transitional amount is as follows: $6,000,000 for Anat, $5,000,000 for each of Ruth and Kent, and $5,666,667 for Philipp. The exact number of GSUs comprising the equity awards was calculated by dividing the total target dollar value of the award by the average closing price of Alphabet's Class C capital stock during the month of March 2026 ($297.98 per share), rounded up to the nearest whole share. This resulted in the following number of total GSUs granted to each NEO in 2026: 87,255 to Anat; 83,899 to each of Ruth and Kent; and 106,272 to Philipp. This resulted in the following target number of PSUs granted: 33,560 to Anat; 30,204 to each of Ruth and Kent; and 53,695 to Philipp.

(2) The exact number of GSUs and PSUs comprising the equity awards was calculated by dividing the target dollar value of the award by the average closing price of Alphabet's Class C capital stock during the month of March 2026 ($297.98 per share), rounded up to the nearest whole share. The PSU awards will vest, if at all, on December 31, 2028, based on Alphabet's TSR performance relative to the companies comprising the S&P 100 over a 2026-2028 performance period, subject to continued employment on the vesting date. The number of PSUs vesting will be determined after the end of the performance period and vesting will range from 0%-200% of target. Upon vesting, each PSU and GSU will entitle the recipient to receive one share of Alphabet's Class C capital stock.

(3) Annualized Target Total Compensation was calculated by adding the annualized Target GSU Award Value, the annualized Target PSU Award Value, and the annualized salary, which for Anat, Ruth, Philipp, and Kent in 2025 was $1.0 million.

Section 5—Other Compensation Information

The first four sections of this CD&A describe how we think about compensation and how that affects our pay practices. Other compensation-related details that may be important considerations for our investors are discussed in this section.

Risk Considerations

The Compensation Committee reviews our compensation programs continuously throughout the year to assess and mitigate against material risks. In addition, in January 2025, the Compensation Committee reviewed a comprehensive annual evaluation conducted by Alphabet management of all our 2025 compensation programs and concluded that these programs do not create risks that are reasonably likely to have a material adverse effect on the company. The Compensation Committee believes that the design of our annual and long-term incentives focuses performance on long-term value creation and discourages short-term risk taking at the expense of long-term results. A substantial portion of employees' compensation is delivered in the form of equity awards, further aligning their interests with those of shareholders.

The Compensation Committee believes that the following risk oversight and compensation design features safeguard against excessive risk-taking:

- Our Board as a whole has responsibility for risk oversight and regularly reviews reports on the deliberations of its committees. In addition, our Board reviews the strategic, financial, and execution risks and exposures associated with the financial, operational, and capital decisions that serve as inputs to our compensation programs.

- Through discussions with management, the Compensation Committee gains insight into a reasonable range of future company performance expectations. This information is incorporated into decisions regarding the compensation of our named executive officers.

- The majority of compensation provided to our named executive officers is delivered through equity awards, with payout based on long-term company performance. Our GSU awards vest over a long-term period, and our PSU awards are earned based on company performance. As the compensation of our named executive officers is tied to long-term performance, their interests are closely aligned with our shareholders' interests and they are motivated to carefully assess risks to the company to protect their compensation.

- Given that equity compensation comprises a high percentage of our named executive officers' overall pay:
  - Our equity awards are subject to vesting conditions and performance goals that promote focus on long-term interests rather than only short-term results and create compelling incentives for executive retention.

  - Our named executive officers are subject to, and are in compliance with or within the grace period to come into compliance with, Alphabet's minimum stock ownership requirements (detailed in the Minimum Share Ownership Requirements section on page 48). This ensures that each named executive officer will hold a certain amount of our equity to further align his or her interests with those of our shareholders over the long term.

  - We prohibit all speculative, short-sale, short-term, and hedging transactions involving our securities. As a result, our named executive officers cannot insulate themselves from the effects of poor stock price performance.

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- We have internal controls over financial reporting, the measurement and calculation of performance relative to goals, and other financial, operational, and compliance policies and practices designed to protect our compensation programs from manipulation by any employee.

Timing of Equity Award Grants

The effective grant date for equity awards to ongoing employees, members of our Board, and non-employee advisors is typically the first non-holiday Wednesday of the month. For new hires, the effective grant date for equity awards is typically the first non-holiday Wednesday of the month following the date on which the employee is hired, unless otherwise specified by our Board or the Compensation Committee.

The Compensation Committee does not grant equity awards in anticipation of the release of material nonpublic information. Similarly, we do not time the release of material nonpublic information based on equity award grant dates. During the last completed fiscal year, we did not award any stock options or stock-settled appreciation rights to any of our named executive officers.

Minimum Share Ownership Requirements

To align our named executive officers' interests with those of our shareholders, our Board maintains minimum share ownership requirements under our Corporate Governance Guidelines as follows: (i) the Founders of Google and the Chief Executive Officer of Alphabet and Google shall each own shares of Alphabet stock equal in value to at least $35.0 million; and (ii) senior vice presidents of Alphabet or Google shall each own shares of Alphabet stock equal in value to at least $7.5 million.

The Chief Executive Officer of Alphabet and Google, and senior vice presidents of Alphabet or Google shall have until five years from hire or promotion to their respective levels to comply with the minimum stock ownership requirements. Alphabet advisors who do not receive annual equity awards and the chief executive officers of Alphabet's Other Bets are exempt from the minimum share ownership requirements. As of December 31, 2025, all of our named executive officers met the applicable minimum share ownership requirements.

Certification of PSUs

2022 Tranche B Award Vest for Sundar

The 2023-2025 performance period for the 2022 Tranche B PSU award granted to Sundar in December of 2022 ended on December 31, 2025. The 2022 Tranche B PSU award provided that if the TSR performance of Alphabet relative to companies comprising the S&P 100 is above the 75th percentile for the three-year performance period ending December 31, 2025, the maximum number of PSUs shall vest in full. Alphabet's TSR for the three-year performance period was strong at 203.65%, which ranked Alphabet's TSR at the 92.86th percentile, exceeding the 75th percentile maximum payout target. On February 5, 2026, Sundar earned 200% of his target PSU award (totaling 1,348,607 shares, inclusive of share-settled dividends) upon certification by the Compensation Committee based on the satisfaction of performance criteria underlying the award.

2023 PSU Awards Vest for Ruth, Philipp, and Kent

The 2023-2025 performance period for the 2023 PSUs awarded to Ruth, Philipp, and Kent began on January 1, 2023 and ended on December 31, 2025. The 2023 PSU awards provided that if the TSR performance of Alphabet relative to companies comprising the S&P 100 is above the 75th percentile for the three-year performance period ending December 31, 2025, the maximum number of PSUs shall vest in full. Alphabet's TSR for the three-year performance period was strong at 203.65%, which ranked Alphabet's TSR at the 92.86th percentile of the S&P 100, exceeding the 75th percentile maximum payout target. On January 13, 2026, Ruth, Philipp, and Kent earned 200% of their respective target PSU awards (totaling 94,715 shares for each of Ruth and Kent, and 227,313 shares for Philipp, in each case inclusive of share-settled dividends) upon certification by the Compensation Committee based on the satisfaction of performance criteria underlying the award.

Insider Trading, Hedging, and Pledging Policies

Our policy against insider trading prohibits all employees and our non-employee directors from engaging in any speculative or hedging transactions in our securities. We prohibit hedging transactions and similar arrangements or instruments designed to hedge or offset decreases in the market value of Alphabet's securities. No employee or non-employee director may engage in short sales of Alphabet securities, hold Alphabet securities in a margin account, or pledge Alphabet securities as collateral for a loan. A copy of our policy against insider trading was filed as an exhibit to our Annual Report on Form 10-K for the fiscal year ended December 31, 2025.

Perquisites and Other Benefits

Like all employees, our named executive officers are eligible to participate in various employee benefit plans, including medical, dental, and vision care plans; flexible spending accounts for health and dependent care; life, accidental death and dismemberment, disability, and travel insurance; survivor income benefit; employee assistance programs (e.g., confidential counseling); matching gift program; and paid time off. We also pay life insurance premiums for all employees (other than Larry and Sergey).

In addition, we maintain a tax-qualified retirement savings plan pursuant to Section 401(k) of the Internal Revenue Code (401(k) plan) with both pre-tax and after-tax Roth savings features for eligible employees, including our named executive officers. In 2025, we provided a company match equal to the greater of 100% of contributions up to $3,000 or 50% of contributions up to $23,500, the maximum contribution under the Internal Revenue Code for employees younger than 50, for a maximum match of $11,750 per employee. Our company match is fully vested at the time of contribution. Participants are not taxed on their pre-tax contributions or earnings on those contributions until distribution, but pre-tax contributions and all company matching contributions are deductible by us when made. Participants are taxed on their after-tax Roth contributions, and all company matching contributions and after-tax Roth contributions are deductible by us when made. The 401(k) plan also allows after-tax contributions and contains an after-tax automatic enrollment feature, where a certain percentage of eligible compensation will automatically be contributed on an after-tax basis starting shortly after a participant reaches the annual elective deferral limit. After-tax contributions are not matched.

In 2025, we paid for personal security for Sundar and Philipp; personal use of a company car for Sundar, Ruth, and Philipp; incremental costs related to the personal use of non-commercial aircraft for Sundar, Ruth, Philipp, and Kent; and tax preparation services for Philipp. Pursuant to our Non-Commercial Aircraft Policy, which sets forth the guidelines and procedures for the personal use of non-commercial aircraft, named executive officers and their guests may use company aircraft with appropriate approvals and pay tax on any associated imputed income.

Clawback Policy

In October 2023, the Compensation Committee adopted the Alphabet Inc. Clawback Policy in order to comply with the final clawback rules adopted by the SEC under Section 10D and Rule 10D-1 of the Exchange Act, and the associated listing standards of Nasdaq.

No Additional Executive Benefit Plans

Since we do not generally differentiate the benefits we offer our named executive officers from the benefits we offer other employees, we do not maintain any benefit plans that cover only named executive officers. We also do not maintain any executive retirement programs such as executive pension plans or supplemental executive retirement plans.

Leadership Development, Inclusion and Compensation Committee Report

The Leadership Development, Inclusion and Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management. Based on its review and discussions with management, the Leadership Development, Inclusion and Compensation Committee recommended to our Board of Directors that the Compensation Discussion and Analysis be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2025 and in this proxy statement.

LEADERSHIP DEVELOPMENT, INCLUSION AND COMPENSATION COMMITTEE

Robin L. Washington, *Chair*
L. John Doerr
K. Ram Shriram

2025 Summary Compensation Table

The following table sets forth information regarding the compensation paid to, or earned or received by, our named executive officers for the fiscal years ended December 31, 2025, 2024, and 2023.

Name and Principal Position	Year	Salary ($)[1]	Bonus ($)	Stock Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)[3]	All Other Compensation ($)[4]	Total ($)
Sundar Pichai	2025	2,007,692	—	—	—	8,898,387 [5]	10,906,079
Chief Executive Officer, Alphabet and Google, and Director	2024	2,015,385	—	405,630	—	8,379,679 [6]	10,800,694
	2023	2,000,000	—	—	—	6,802,824	8,802,824
Anat Ashkenazi	2025	1,003,846	—	30,171,070 [7]	—	84,115 [8]	31,259,031
Senior Vice President, Chief Financial Officer, Alphabet and Google, as of July 31, 2024	2024 [9]	423,077	9,900,000	38,522,579	850,000	282,479	49,978,135
	2023	—	—	—	—	—	—
Ruth M. Porat	2025	1,003,846	—	28,123,532 [10]	—	11,750	29,139,128
President and Chief Investment Officer; Alphabet and Google;	2024	1,007,692	—	27,143,064	2,000,000	15,671	30,166,427
	2023	1,000,000	—	24,831,430	1,500,000	15,700	27,347,130
Philipp Schindler	2025	1,003,846	—	40,577,554 [11]	—	620,151 [12]	42,201,551
Senior Vice President, Chief Business Officer, Google	2024	1,007,692	—	43,972,310	2,000,000	44,007	47,024,009
	2023	1,000,000	—	39,438,939	1,500,000	14,032	41,952,971
Kent Walker	2025	1,003,846	—	28,123,532 [10]	—	11,750	29,139,128
President, Global Affairs, Chief Legal Officer, and Secretary, Alphabet and Google	2024	1,007,692	—	27,143,064	2,000,000	12,004	30,162,760
	2023	1,000,000	—	24,831,430	1,500,000	11,737	27,343,167

[1] Salaries reflect amounts earned by the named executive officers in the relevant fiscal year. Includes amounts contributed by the named executive officers to their accounts under the 401(k) Plan. Salary amounts shown above reflect actual salary paid in each year, and may differ slightly from the official annual salary for each role due to calculations based on the number of working days in each calendar year.

[2] Amounts reflect the aggregate grant date fair value of GSUs and PSUs computed in accordance with FASB ASC Topic 718 and are not necessarily an indication of the value that will be realized if and when vesting occurs. The grant date fair value of each GSU award is measured based on the closing price of Alphabet's Class C capital stock on the date of grant. The grant date fair value of each PSU award is measured using a Monte Carlo simulation model as PSUs contain a market condition at the time of grant (as calculated in accordance with FASB ASC Topic 718 and SEC Staff Accounting Bulletin Topic 14). The Monte Carlo simulation model for the PSUs assumes that the stock prices of Alphabet and the peer firms follow a correlated geometric Brownian motion. Under this model, the daily stock prices for Alphabet and peer firms were simulated over the remaining performance period using volatilities and correlations calculated from daily stock returns over a lookback term from the grant date. The valuation was done under a risk-neutral framework using the term-matched zero-coupon risk-free interest rate derived from the Treasury Constant Maturities yield curve on the grant date.

[3] On February 28, 2025, the Compensation Committee discontinued the SVP Bonus program. Beginning in 2025, the Compensation Committee shifted the $2.0 million individual target value of the annual SVP Bonus opportunity for Anat, Ruth, Philipp, and Kent to the target value of their annual PSU awards. The value includes transitional grants, on top of the annual target value, to maintain target total compensation during the shift from the SVP Bonus into PSUs. 2026 will be the second and final year of the SVP Bonus transition.

[4] Generally consists of our 401(k) plan or Roth plan company match of up to $11,750, personal use of company aircraft, and personal use of a company car, unless otherwise noted. The aggregate incremental cost of personal use of the company aircraft is calculated based on a cost-per-flight-hour charge developed by a nationally recognized and independent service. The charge reflects the direct operating cost of the aircraft, including fuel, additives and lubricants, an allocable allowance for airframe, engine and APU maintenance and restoration, crew travel expenses, on-board catering, and trip-related landing/hangar/ramp fees and parking costs. This charge does not include any fixed costs that do not change based on usage, such as pilots' and other employees' salaries, home hangar expenses, and general taxes and insurance.

(5) Includes $8,803,400 for personal security. Due to Sundar's significant public profile, Alphabet provides him with security protection. Security is provided at the recommendation of a third party evaluation. In 2025, Sundar's security arrangements included residential security and consultation fees, security monitoring services, car and driver services, and personal security during all travel. We believe these arrangements and costs are reasonable, appropriate, necessary and in the best interests of Alphabet and its shareholders, as they mitigate risks to our business. We do not consider these additional security arrangements to be a personal benefit to Sundar because they arise from the nature of his employment responsibilities.

(6) This value has been updated to reflect additional $75,651 for personal use of company aircraft that was inadvertently omitted from the Summary Compensation Table in the company's 2025 Proxy Statement.

(7) The grant date fair value of the GSU award, $21,310,107, is measured based on the closing price of Alphabet's Class C capital stock on the date of grant. The grant date fair value of the PSU award, $8,860,963, is measured using a Monte Carlo simulation model as PSUs contain a market condition at the time of grant. Assuming the maximum achievement of the TSR performance goals, the aggregate market value of the PSUs on the date of grant would be $15,042,490. See "Equity Awards" under Section 3 of the CD&A and the "Grants of Plan-Based Awards in 2025" table for details on the GSUs and PSUs awarded.

(8) Includes $72,365 for relocation assistance.

(9) 2024 was Anat's year of hire. As discussed in the company's 2025 Proxy Statement, Anat's 2024 compensation reflected a $1.0 million annual salary prorated for the period between August 1 and December 31, 2024, a one-time cash sign-on bonus of $9.9 million and a $13.1 million grant of restricted stock units to compensate for her prior company's forfeited compensation, as well as $143,275 for relocation assistance which was reflected under "All Other Compensation." Anat's 2024 compensation also reflected a $17.0 million GSU grant, a $6.0 million GSU grant, and a $5.0 million PSU grant for the performance period January 1, 2024 through December 31, 2026, as part of her go-forward compensation.

(10) The grant date fair value of the GSU award, $20,370,061, is measured based on the closing price of Alphabet's Class C capital stock on the date of grant. The grant date fair value of the PSU award, $7,753,471, is measured using a Monte Carlo simulation model as PSUs contain a market condition at the time of grant. Assuming the maximum achievement of the TSR performance goals, the aggregate market value of the PSUs on the date of grant would be $13,162,398. See "Equity Awards" under Section 3 of the CD&A and the "Grants of Plan-Based Awards in 2025" table for details on the GSUs and PSUs awarded.

(11) The grant date fair value of the GSU award, $25,070,817, is measured based on the closing price of Alphabet's Class C capital stock on the date of grant. The grant date fair value of the PSU award, $15,506,737, is measured using a Monte Carlo simulation model as PSUs contain a market condition at the time of grant. Assuming the maximum achievement of the TSR performance goals, the aggregate market value of the PSUs on the date of grant would be $26,324,446. See "Equity Awards" under Section 3 of the CD&A and the "Grants of Plan-Based Awards in 2025" table for details on the GSUs and PSUs awarded.

(12) Includes tax preparation services and $581,864 for personal security. We believe Philipp's personal security arrangements and costs are reasonable, appropriate, necessary and in the best interests of Alphabet and its shareholders, as they mitigate risks to our business. We do not consider these additional security arrangements to be a personal benefit to Philipp because they arise from the nature of his employment responsibilities.

Grants of Plan-Based Awards in 2025

The following table provides information regarding the equity awards granted in 2025 to our named executive officers.

| Name | Grant Date | Date of Approval of Equity Awards by Committee | Estimated Future Payouts Under Equity Incentive Plan Awards[1][2] | | | Equity Grants | |
			Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units[2] (#)	Grant Date Fair Value of Stock Awards[3] ($)
Anat Ashkenazi	3/5/2025	3/3/2025	21,491	42,981	85,962	—	$8,860,963
	3/5/2025	3/3/2025	—	—	—	121,779	$21,310,107
Ruth Porat	3/5/2025	3/3/2025	18,805	37,609	75,218	—	$7,753,471
	3/5/2025	3/3/2025	—	—	—	116,407	$20,370,061
Philipp Schindler	3/5/2025	3/3/2025	37,609	75,217	150,434	—	$15,506,737
	3/5/2025	3/3/2025	—	—	—	143,270	$25,070,817
Kent Walker	3/5/2025	3/3/2025	18,805	37,609	75,218	—	$7,753,471
	3/5/2025	3/3/2025	—	—	—	116,407	$20,370,061

[1] If performance results in a fractional number of shares, the resulting number of shares is rounded to the nearest whole share.

[2] The exact number of GSUs and PSUs comprising the equity awards for Anat, Ruth, Philipp, and Kent was calculated by dividing the target dollar value of the award by the average closing price of Alphabet's Class C capital stock during the month of February 2025 ($186.13), rounded up to the nearest whole share.

[3] GSUs and PSUs are shown at their aggregate grant date fair value in accordance with FASB ASC Topic 718. The fair value of GSUs is measured based on the closing price of Alphabet's Class C capital stock on the date of grant, and the fair value of PSUs is measured using a Monte Carlo simulation model, as PSUs contain a market condition at the time of grant (as calculated in accordance with FASB ASC Topic 718 and SEC Staff Accounting Bulletin Topic 14). The Monte Carlo simulation model for the PSUs assumes that the stock prices of Alphabet and the peer firms follow a correlated geometric Brownian motion. Under this model, the daily stock prices for Alphabet and peer firms were simulated over the remaining performance period using volatilities and correlations calculated from daily stock returns over a lookback term from the grant date. The valuation was done under a risk-neutral framework using the term-matched zero-coupon risk-free interest rate derived from the Treasury Constant Maturities yield curve on the grant date. See "Equity Awards" under Section 3 of the CD&A for details on the GSUs and PSUs awarded.

Description of Plan-Based Awards

The GSUs and PSUs granted to our named executive officers in 2025 and the dividend equivalent units (DEUs) accrued on such grants were granted and accrued under Alphabet's Amended and Restated 2021 Stock Plan in accordance with its terms and the applicable award agreements. See footnotes to the "Outstanding Equity Awards at 2025 Fiscal Year-End" table on page 53 for a description of the vesting schedule of the GSUs and PSUs reported in the "Grants of Plan-Based Awards in 2025" table above.

Outstanding Equity Awards at 2025 Fiscal Year-End

The following table provides information on the current holdings of unvested GSUs and PSUs by our named executive officers as of December 31, 2025. The amounts within this table reflect granted stock awards and the dividend equivalents that were accrued when our Board approved dividend declarations. The number of unearned shares is above target values at grant due to accrued dividend equivalents. There are no longer any stock options outstanding for any of our named executive officers. Fractional shares have been rounded to the nearest whole number for purposes of this table.

		Stock Awards			
Name	Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested[1] ($)	Number of Unearned Shares or Units of Stock That Have Not Vested[2] (#)	Market Value of Unearned Shares or Units of Stock That Have Not Vested[1] ($)
Sundar Pichai	12/19/2022[3]	—	—	1,348,607	423,192,877
Anat Ashkenazi	3/5/2025[4]	68,318	21,438,188	—	—
	3/5/2025[5]	—	—	43,148	13,539,842
	8/7/2024[6]	33,134	10,397,449	—	—
	8/7/2024[7]	—	—	27,612	8,664,646
Ruth M. Porat	3/5/2025[8]	68,319	21,438,502	—	—
	3/5/2025[9]	—	—	37,755	11,847,519
	5/1/2024[10]	38,077	11,948,563	—	—
	5/1/2024[11]	—	—	31,730	9,956,874
	5/3/2023[12]	—	—	94,715	29,721,567
Philipp Schindler	3/5/2025[13]	86,297	27,079,999	—	—
	3/5/2025[14]	—	—	75,510	23,695,038
	5/1/2024[10]	48,654	15,267,625	—	—
	5/1/2024[15]	—	—	76,151	23,896,184
	5/3/2023[16]	—	—	227,313	71,330,819
Kent Walker	3/5/2025[8]	68,319	21,438,502	—	—
	3/5/2025[9]	—	—	37,755	11,847,519
	5/1/2024[10]	38,077	11,948,563	—	—
	5/1/2024[11]	—	—	31,730	9,956,874
	5/3/2023[12]	—	—	94,715	29,721,567

[1] The market value of unvested GSUs and PSUs is calculated by multiplying the number of unvested GSUs and PSUs held by the named executive officer by the closing price of Alphabet's Class C capital stock on December 31, 2025, which was $313.80 per share.

[2] The number of PSUs included in the table assumes achievement of market-based goals at the target level, except for the 2022 Tranche B PSU awarded to Sundar, and 2023 PSUs awarded to Ruth, Philipp, and Kent. The payout for Sundar, Ruth, Philipp, and Kent was 200% of target and based on actual performance from the three-year performance period from 2023-2025 that ended on December 31, 2025.

[3] This award vests as follows: any PSUs vesting per the applicable grant agreement with respect to the 1/1/2023 to 12/31/2025 performance period (Target = 674,303, but between 0 and 1,348,607 may vest in accordance with the performance requirements in the applicable grant agreement) shall vest within 45 days after 12/31/2025, subject to continued employment on such vesting date.

[4] This award vests as follows: 15/136 of GSUs vested on 3/25/2025, 6/25/2025, 9/25/2025, and 12/25/2025; 19/272 of GSUs shall vest on 3/25/2026, with the remaining GSUs vesting 19/272 quarterly on the 25th day of the month through 12/25/2026, and on the 1st day of the month from 4/1/2027 through 1/1/2028 until the units are fully vested, subject to continued employment on such vesting dates.

[5] This award vests as follows: any PSUs vesting per the applicable grant agreement with respect to the 1/1/2025 to 12/31/2027 performance period (Target = 43,148, but between 0 and 86,297 may vest in accordance with the performance requirements in the applicable grant agreement) shall vest within 45 days after 12/31/2027, subject to continued employment on such vesting date.

(6) This award vests as follows: 1/4 of GSUs shall vest on 3/25/2026, with the remaining GSUs vesting 1/4 quarterly until all units are fully vested, subject to continued employment on such vesting dates.

(7) This award vests as follows: any PSUs vesting per the applicable grant agreement with respect to the 1/1/2024 to 12/31/2026 performance period (Target = 27,612, but between 0 and 55,224 may vest in accordance with the performance requirements in the applicable grant agreement) shall vest within 45 days after 12/31/2026, subject to continued employment on such vesting date.

(8) This award vests as follows: 27/260 of GSUs vested on 3/25/2025, 6/25/2025, 9/25/2025, and 12/25/2025; 19/260 shall vest on 3/25/2026, with the remaining GSUs vesting 19/260 quarterly on the 25th day of the month through 12/25/2026, and on the 1st day of the month from 4/1/2027 through 1/1/2028 until the units are fully vested, subject to continued employment on such vesting dates.

(9) This award vests as follows: any PSUs vesting per the applicable grant agreement with respect to the 1/1/2025 to 12/31/2027 performance period (Target = 37,755, but between 0 and 75,511 may vest in accordance with the performance requirements in the applicable grant agreement) shall vest within 45 days after 12/31/2027, subject to continued employment on such vesting date.

(10) This award vests as follows: 1/6 of GSUs vested on 6/25/2024; 1/12 of GSUs vested on 9/25/2024, with the remaining GSUs vesting 1/12 quarterly until the units are fully vested, subject to continued employment on such vesting dates.

(11) This award vests as follows: any PSUs vesting per the applicable grant agreement with respect to the 1/1/2024 to 12/31/2026 performance period (Target = 31,730, but between 0 and 63,461 may vest in accordance with the performance requirements in the applicable grant agreement) shall vest within 45 days after 12/31/2026, subject to continued employment on such vesting date.

(12) This award vests as follows: any PSUs vesting per the applicable grant agreement with respect to the 1/1/2023 to 12/31/2025 performance period (Target = 47,357, but between 0 and 94,715 may vest in accordance with the performance requirements in the applicable grant agreement) shall vest within 45 days after 12/31/2025, subject to continued employment on such vesting date.

(13) This award vests as follows: 1/10 of GSUs vested on 3/25/2025, 6/25/2025, 9/25/2025, and 12/25/2025; 3/40 of GSUs shall vest on 3/25/2026, with the remaining GSUs vesting 3/40 quarterly on the 25th day of the month through 12/25/2026, and on the 1st day of the month from 4/1/2027 through 1/1/2028 until the units are fully vested, subject to continued employment on such vesting dates.

(14) This award vests as follows: any PSUs vesting per the applicable grant agreement with respect to the 1/1/2025 to 12/31/2027 performance period (Target = 75,510, but between 0 and 151,020 may vest in accordance with the performance requirements in the applicable grant agreement) shall vest within 45 days after 12/31/2027, subject to continued employment on such vesting date.

(15) This award vests as follows: any PSUs vesting per the applicable grant agreement with respect to the 1/1/2024 to 12/31/2026 performance period (Target = 76,151, but between 0 and 152,303 may vest in accordance with the performance requirements in the applicable grant agreement) shall vest within 45 days after 12/31/2026, subject to continued employment on such vesting date.

(16) This award vests as follows: any PSUs vesting per the applicable grant agreement with respect to the 1/1/2023 to 12/31/2025 performance period (Target = 113,656, but between 0 and 227,313 may vest in accordance with the performance requirements in the applicable grant agreement) shall vest within 45 days after 12/31/2025, subject to continued employment on such vesting date.

Stock Vested in Fiscal 2025

The following table provides information for the named executive officers regarding GSUs and PSUs vested and value realized on vesting during the year ended December 31, 2025, before payment of any applicable withholding tax.

Name	Stock Awards	
	Number of Shares Acquired on Vesting[1] (#)	Value Realized on Vesting[1][2] ($)
Sundar Pichai	1,642,724	336,172,535
Anat Ashkenazi	147,637	33,269,685
Ruth M. Porat	177,381	38,950,630
Philipp Schindler	260,427	56,234,704
Kent Walker	177,381	38,950,630

(1) The Number of Shares Acquired on Vesting and Value Realized on Vesting include related vested DEUs.

(2) The value realized on vesting is calculated as the product of (a) the number of shares of Class C capital stock underlying the GSUs that vested and (b) the closing price of Class C capital stock on the day before vesting.

Potential Payments Upon Termination or Change in Control

At fiscal year end 2025, we had no agreements with our named executive officers that provide for additional or accelerated compensation upon termination of the named executive officer's employment or a change in control of Alphabet, except as set forth below.

In the event of a change in control of Alphabet and to the extent determined by our Board or the Compensation Committee, if the successor corporation does not assume or substitute the equity awards held by our employees, including our named executive officers, all unvested GSUs will fully vest and the target number of PSUs awarded to each of our named executive officers will fully vest.

Effective December 17, 2019, the Compensation Committee approved an amendment to Alphabet's form of restricted stock unit agreement for future grants, such that, similar to GSUs granted to all other Alphabet employees, GSUs granted to our non-employee directors and named executive officers of Alphabet will immediately vest in full upon termination of service on the Board, or of employment, by reason of death.

In respect to PSUs awarded to our named executive officers:

- Upon a termination of employment by reason of death (i) prior to the start of the performance period of a PSU award or during the performance period of a PSU award, the target number of PSUs for such award will immediately vest in full as of the date of such termination of employment and (ii) following the end of the performance period of an award but prior to the determination date with respect to such award, the number of PSUs earned based on actual performance will immediately vest as of the determination date.

- Upon a termination of employment by Alphabet without cause (as defined in the PSU agreement) prior to the determination date for an award but after the start of the performance period with respect to such award, the number of PSUs earned based on actual performance will be prorated based on the number of calendar days in the performance period a named executive officer performed services and the pro rata portion will vest as of the determination date.

The following are our estimates of the value each of our named executive officers would have received as the result of GSU and/or PSU vesting, as applicable, following a change in control, death, or termination without cause (as defined in the PSU agreement) occurring on December 31, 2025.

Upon a change in control or upon death, the estimated benefits of equity acceleration are as follows: $211,596,386 for Sundar, $54,040,510 for Anat, $70,052,537 for each of Ruth and Kent, and $125,604,284 for Philipp. These estimates were calculated by multiplying the number of unvested GSUs, including DEUs, and the target number of PSUs, including DEUs, by the closing price of Class C capital stock on December 31, 2025, which was $313.80 per share.

Upon termination without cause, the estimated benefit of equity acceleration is $449,544,768 for Sundar. The estimated vested equity value reflects achievement of market-based goals at the maximum level for Sundar's 2022 Tranche B PSU award, including DEUs. As of December 31, 2025, 100% of the performance period for Sundar's 2022 Tranche B PSU award (January 2023 to December 2025) had been completed, and the awards vested on February 5, 2026. As such, upon termination without cause, the estimated vested equity value for the 2022 Tranche B PSU was calculated by multiplying 200% of the target PSU awards by the closing price of Alphabet's Class C capital stock on February 4, 2026 (the business day immediately prior to vesting), which was $333.34 per share.

Upon termination without cause, the estimated benefit of equity acceleration is $20,579,532 for Anat, $52,689,015 for each of Ruth and Kent, and $123,292,393 for Philipp. The estimated vested equity value reflects prorated achievement of market-based goals at the maximum level for the PSU awards, including DEUs, granted in 2023, 2024, and 2025. As of December 31, 2025, 100% of the performance period for the 2023 PSU awards (January 2023 to December 2025) had been completed, and the awards vested on January 13, 2026. As such, upon termination without cause, the estimated vested equity value for 2023 PSUs was calculated by multiplying 200% of the target PSU awards by the closing price of Alphabet's Class C capital stock on January 12, 2026 (the business day immediately prior to vesting), which was $332.73 per share. Additionally, as of December 31, two-thirds of the performance period for the 2024 PSU awards (January 2024 to December 2026) had been completed, and one-third of the performance period for the 2025 PSU awards (January 2025 to December 2027) had been completed. The estimated vested equity value for these awards was calculated by multiplying two-thirds of the maximum number of PSUs for the 2024 award, and one-third of the maximum number of PSUs for the 2025 PSU award by the closing price of Alphabet's Class C capital stock on December 31, 2025 (the last business day of Alphabet's fiscal year 2025), which was $313.80 per share. The summed estimated value of the 2023 PSU awards, 2024 PSU awards, and 2025 PSU awards equals the total estimated benefit of equity acceleration shown above for Anat, Ruth, Philipp, and Kent.

Alphabet CEO Pay Ratio

The 2025 annual total compensation of our median compensated employee was $310,826, and the 2025 annual total compensation of our CEO was $10,906,079. The resulting ratio of Chief Executive Officer to Median Employee total compensation is 35 to 1.

The Chief Executive Officer total compensation reflects Sundar's 2025 total compensation as shown in the Summary Compensation Table on page 50.

To determine the median employee compensation, we analyzed all of Alphabet's employees, excluding Alphabet's Chief Executive Officer, as of December 31, 2025. We annualized wages and salaries for employees that were not employed for the full year. We used base salary and target bonus as the consistently applied compensation measure to determine the median employee. If this resulted in more than one individual at the median level, we assessed the grant date fair value of standard equity awards for these individuals and selected the employee with the median award value. After identifying the median employee, we calculated annual total compensation for the median employee according to the methodology used to report the annual total compensation of our named executive officers in the 2025 Summary Compensation Table on page 50.

Alphabet Pay vs. Performance

Compensation Actually Paid

As outlined in the CD&A, the Compensation Committee has implemented an executive compensation program that prioritizes performance and aims to align employee and shareholder interests. The following table sets forth additional compensation information for our principal executive officer (PEO) and our non-PEO named executive officers (Non-PEO NEOs), calculated in accordance with Item 402(v) of Regulation S-K, for fiscal years 2025, 2024, 2023, 2022, and 2021.

Compensation Actually Paid (CAP) captures, in part, the change in value of unvested shares within each reporting year. Given the vast majority of compensation for our PEO and Non-PEO NEOs is awarded in equity, their CAP values trend in line with Alphabet's stock price performance. This is demonstrated in our PEO's 2025 CAP, which reflects strong stock price performance since the 2022 award was granted. Although no new awards were granted to our PEO in 2025, and the number of unvested shares declined year-over-year, the company's increasing stock price drove a higher value in the remaining unvested shares, reflecting a 2025 CAP that is only slightly lower than 2024. For our Non-PEO NEOs, CAP increased significantly in 2025 due to the strong appreciation of unvested shares granted during and prior to 2025.

Year	Summary Compensation Table (SCT) Total for PEO ($)	Compensation Actually Paid to PEO ($)	Average SCT Total for Non-PEO NEOs ($)[1]	Average Compensation Actually Paid to Non-PEO NEOs ($)[1]	Value of Initial Fixed $100 Investment Based on: Alphabet TSR ($)[2]	Peer Group TSR ($)[2]	Net Income (Millions) ($)	1-Year TSR Relative to S&P 100[3]
2025	10,906,079	213,903,156	32,934,710	100,887,548	360.95	138.27	132,170	95th
2024	10,800,694 [4]	215,748,120	39,094,699	60,458,916	218.20	115.41	100,118	73rd
2023	8,802,824	235,105,454	34,648,486	80,022,929	160.89	86.60	73,795	87th
2022	225,985,145	115,820,786	30,766,792	(15,249,938)	101.30	59.35	59,972	14th
2021	6,322,599	267,277,583	21,657,558	72,131,743	165.17	97.88	76,033	94th

(1) The Non-PEO NEOs represent the following individuals for 2021, 2022, 2023, 2024, and 2025: Ruth, Philipp, and Kent. This population includes Anat in 2024 and 2025 and Prabhakhar Raghavan in 2021, 2022, 2023 and 2024.

(2) Alphabet TSR reflects TSR for Alphabet's Class C shares (ticker: GOOG). Peer Group TSR is calculated based on the RDG Internet Composite index, which is used for purposes of Item 201(e) of Regulation S-K under the Exchange Act. The calculation is weighted according to the constituent companies' market capitalization at the beginning of each period for which a return is indicated.

(3) 1-Year TSR Relative to S&P 100 is calculated as a percentile ranking, and reflects TSR for Alphabet's Class C shares (ticker: GOOG) for each period as a percentile ranking when compared to the TSR for the S&P 100 index (which is the peer group used for purposes of the performance-based awards outlined in the CD&A).

(4) This value has been updated to reflect additional $75,651 for personal use of company aircraft that was inadvertently omitted from the Summary Compensation Table in the company's 2025 proxy statement.

To calculate CAP for 2025, the following amounts were deducted from and added to Summary Compensation Table (SCT) total compensation:

	PEO ($)	Average for other NEOs ($)
SCT Total	10,906,079	32,934,710
Adjustments		
Deduction for Amounts Reported Under the "Stock Awards" Column in the SCT[1]	—	(31,748,922)
Increase for Fair Value of Awards Granted during year that Remain Unvested as of Year End[2]	—	51,368,877
Increase for Fair Value of Awards Granted during year that Vest during year[2]	—	11,770,047
Increase/deduction for Change in Fair Value from Prior Year-end to Current Year-end of Awards Granted Prior to year that were Outstanding and Unvested as of Year-end[2]	177,912,148	32,047,641
Increase/deduction for Change in Fair Value from Prior Year-end to Vesting Date of Awards Granted Prior to year that Vested during year[2]	23,025,401	3,823,395
Value of Dividends or Other Earnings Paid on Equity Awards Not Otherwise Reflected in Total Compensation	2,059,528	691,799
Compensation Actually Paid	213,903,156	100,887,548

[1] Represents the grant date fair value of equity-based awards granted each year.

[2] Reflects the value of equity calculated in accordance with the SEC methodology for determining CAP. For all equity awards, our methodology for calculating the value of equity remained consistent between the grant date fair value measurement reflected in row (1) and the point-in-time fair value measurements reflected in the adjustment rows that follow. In all cases, we use the closing price on the applicable date as a basis for fair value. Fair values for each PSU award are measured using a Monte Carlo simulation model as PSUs contain a market condition at the time of grant (as calculated in accordance with FASB ASC Topic 718).

As outlined in our CD&A, the only financial performance measure we currently incorporate within our executive pay program is Alphabet's TSR relative to the companies comprising the S&P 100. As such, and as outlined below, relative TSR is the sole and most important financial performance measure as it relates to CAP.

Most Important Performance Measures
Relative Total Shareholder Return

Over the reported five-year period, CAP for our PEO has generally tracked the direction of Alphabet's Net Income, cumulative TSR, and relative TSR, with the exception of 2024 and 2025. During these two years, PEO CAP decreased slightly from 2023 levels despite an increase in Alphabet's share price, record high Net Income, and a strong performance in the company's 1-year TSR ranking relative to the S&P 100 (the Alphabet-selected measure in the CAP table above). This divergence is primarily driven by a lower unvested equity balance as shares from the 2022 triennial award continued to vest, which limits the impact of year-over-year fair value adjustments despite significant stock price growth.

For non-PEO NEOs, average CAP increased from $60.5 million to $100.9 million in 2025, which trended with the company's record Net Income of $132,170 million and strong cumulative TSR performance which reached a five-year high in 2025. Over the reported five-year period, average CAP for non-PEO NEOs has generally trended with Alphabet's relative TSR and Net Income growth, particularly following the transition in 2021 to an equity award mix that includes performance-based awards. This trend also reflects Alphabet's 1-year TSR ranking relative to the S&P 100, as the average CAP for our non-PEO NEOs has generally followed the year-over-year increases and decreases in this ranking throughout the reported five-year period. Additionally, in each of the reported years, Alphabet's cumulative TSR has substantially outperformed the cumulative TSR of our peer group, which has driven the value realized through our NEOs' equity awards, as their CAP has tracked our strong stock price relative to the market.

Equity Compensation Plan Information

The following table summarizes our equity compensation plan information as of December 31, 2025. Information is included for equity compensation plans approved by our shareholders. As of December 31, 2025, we did not have any active equity compensation plans not approved by our shareholders. Neither shares of Class A common stock, shares of Class B common stock, nor stock options are issued and outstanding under any of our current equity compensation plans.

Plan Category	Class of Common Stock/ Capital Stock	(a) Common/ Capital Shares to be Issued Upon Exercise of Outstanding Options and Rights (#)	(b) Common/ Capital Shares Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (#)
Total equity compensation plans approved by our shareholders	Class C	281,490,604 [1]	534,281,345 [2]

[1] Consists of the following:

(A) 888 shares of Class C capital stock subject to outstanding awards granted under our Amended and Restated 2012 Stock Plan, of which 882 shares were subject to the outstanding GSU awards and 6 shares were subject to the outstanding dividend equivalents accrued on such unvested GSU awards as of December 31, 2025; and

(B) 281,489,716 shares of Class C capital stock subject to outstanding awards granted under our Amended and Restated 2021 Stock Plan, of which (i) 277,446,507 shares were subject to the outstanding GSU awards and 1,376,994 shares were subject to the outstanding dividend equivalents accrued on such unvested GSU awards as of December 31, 2025; and (ii) 2,649,367 shares were subject to outstanding PSU awards and 16,848 shares were subject to the outstanding dividend equivalents accrued on such unvested PSU awards as of December 31, 2025. PSUs are assumed to be payable at 100% of target.

[2] Consists of shares of Class C capital stock authorized to be issued pursuant to our Amended and Restated 2021 Stock Plan, which was approved by our shareholders at the 2021 Annual Meeting of Shareholders and amended by our shareholders at the 2022 and 2023 Annual Meetings of Shareholders. No further grants may be made under our Amended and Restated 2012 Stock Plan.

Independent Registered Public Accounting Firm

Principal Accountant Fees and Services

The following table sets forth all fees paid or accrued by us for the audit and other services provided by Ernst & Young LLP during the years ended December 31, 2024 and 2025 (in thousands):

	2024 ($)	2025 ($)
Audit Fees[1]	31,130	37,900
Audit-Related Fees[2]	11,767	9,506
Tax Fees[3]	1,386	1,894
All Other Fees[4]	21,229	19,400
TOTAL FEES	65,512	68,700

[1] **Audit Fees:** This category represents fees for professional services provided in connection with the audit of our financial statements, audit of our internal control over financial reporting, review of our quarterly financial statements, and audit services provided in connection with other regulatory or statutory filings for which we have engaged Ernst & Young LLP.

[2] **Audit-Related Fees:** This category consists primarily of system and organization controls reporting and other attest services related to information systems.

[3] **Tax Fees:** This category consists of tax compliance, tax planning, and tax advice, including foreign tax return preparation and requests for rulings or technical advice from tax authorities.

[4] **All Other Fees:** This category consists of fees for permitted services other than the services reported in audit fees, audit-related fees, and tax fees.

Auditor Independence

We maintain a policy that aims to help maintain auditor independence and our compliance with regulatory requirements by ensuring a process for: (1) internal and external auditor review of proposed services for independence; and (2) pre-approval of the services by the Audit Committee. The Audit Committee considers whether the provision of services other than audit services is compatible with maintaining Ernst & Young LLP's independence.

Pre-Approval Policies and Procedures

All audit and non-audit services provided by Ernst & Young LLP to us must be pre-approved in advance by the Audit Committee.

If the following conditions are met, the service will be considered pre-approved by the Audit Committee (without any further action from the Audit Committee):

• the service is identified as a permitted service, as determined by the Audit Committee each year, and

• the estimated fee for the permitted service is less than or equal to $500,000.

If the service does not meet the conditions noted above, explicit approval must be obtained from the Audit Committee, or the delegate of the Audit Committee who has been granted the authority to grant pre-approvals, before the professional from the independent registered accounting firm is engaged by Alphabet or its subsidiaries to render the service. If a pre-approval is obtained from the Audit Committee delegate, the auditor may be engaged to commence the service, but the service must still be presented to the full Audit Committee at its next scheduled meeting.

All services provided to us by Ernst & Young LLP in 2024 and 2025 were pre-approved by the Audit Committee.

Report of the Audit Committee of the Board of Directors

The Audit Committee of the Board of Directors of Alphabet is comprised entirely of independent directors who meet the independence requirements of the Listing Rules of Nasdaq and the SEC. The Audit Committee operates pursuant to a charter that is available on our Investor Relations website at **https://abc.xyz/investor/board-and-governance/ac/**.

The Audit Committee oversees Alphabet's financial reporting process and internal control structure on behalf of our Board. Management is responsible for the preparation, presentation, and integrity of the financial statements and the effectiveness of Alphabet's internal control over financial reporting. Alphabet's independent auditors are responsible for expressing an opinion as to the conformity of Alphabet's consolidated financial statements with generally accepted accounting principles and as to the effectiveness of Alphabet's internal control over financial reporting.

In performing its responsibilities, the Audit Committee has reviewed and discussed with management and the independent auditors the audited consolidated financial statements in Alphabet's Annual Report on Form 10-K for the year ended December 31, 2025. The Audit Committee has also discussed with Ernst & Young LLP, Alphabet's independent auditors, the matters required to be discussed by Auditing Standard No. 1301, "Communications with Audit Committees" issued by the Public Company Accounting Oversight Board (PCAOB).

The Audit Committee received written disclosures and the letter from the independent auditors pursuant to the applicable requirements of the PCAOB regarding the independent auditors' communications with the Audit Committee concerning independence, and the Audit Committee discussed with the auditors their independence.

Based on the reviews and discussions referred to above, the Audit Committee unanimously recommended to our Board that the audited consolidated financial statements be included in Alphabet's Annual Report on Form 10-K for the year ended December 31, 2025.

AUDIT COMMITTEE

Roger W. Ferguson Jr., Chair
R. Martin "Marty" Chávez
Robin L. Washington

Management Proposals

Proposal Number 1: Election of Directors

Nominees

The Governance Committee recommended, and our Board nominated:

- Larry Page
- Sergey Brin
- Sundar Pichai
- John L. Hennessy
- Frances H. Arnold
- R. Martin "Marty" Chávez
- L. John Doerr
- Roger W. Ferguson Jr.
- K. Ram Shriram
- Robin L. Washington

as nominees for election as members of our Board at the Annual Meeting. At the Annual Meeting, ten directors will be elected to our Board.

Except as set forth below, unless otherwise instructed, the persons appointed in the accompanying form of proxy will vote the proxies received by them for these nominees, who are all presently directors of Alphabet. In the event that any nominee becomes unavailable or unwilling to serve as a member of our Board, the proxy holders will vote in their discretion for a substitute nominee. The term of office of each person elected as a director will continue until the next annual meeting or until a successor has been elected and qualified, or until the director's earlier death, resignation, or removal.

The sections titled "Directors and Executive Officers" and "Director Selection Process and Qualifications" on pages 16 and 31 of this proxy statement contain more information about the leadership skills and other experiences that caused the Governance Committee and our Board to determine that these nominees should serve as directors of Alphabet.

Required Vote

Our Bylaws require a majority voting standard for elections of directors. To be elected, a nominee must receive the affirmative FOR vote of the holders of a majority of the voting power of Alphabet's shares of Class A common stock and Class B common stock present in person (virtually) or represented by proxy at the Annual Meeting and entitled to vote thereon, voting together as a single class. Unless marked to the contrary, proxies received will be voted FOR these nominees.

Our Board expects a director to tender his or her resignation if he or she fails to receive the required number of votes for re-election. If an incumbent director fails to receive the required number of votes for re-election, the Governance Committee will act on a prompt basis to determine whether to recommend that our Board accept the director's resignation and will submit such recommendation for prompt consideration by our Board. Our Board may accept the resignation, refuse the resignation, or refuse the resignation subject to such conditions as our Board may impose. Additional details about this process are specified in our Corporate Governance Guidelines, which are available on our Investor Relations website at **https://abc.xyz/investor/board-and-governance/corporate-governance-guidelines/**.

Alphabet Recommendation

 OUR BOARD OF DIRECTORS RECOMMENDS A VOTE **FOR** THE ELECTION TO THE BOARD OF DIRECTORS OF EACH OF THE ABOVEMENTIONED NOMINEES.

Proposal Number 2: Ratification of Appointment of Independent Registered Public Accounting Firm

The Audit Committee has appointed Ernst & Young LLP as the independent registered public accounting firm to audit our consolidated financial statements for the fiscal year ending December 31, 2026. During the fiscal year ended December 31, 2025, Ernst & Young LLP served as our independent registered public accounting firm and also provided certain audit-related, tax, and other services. See "Independent Registered Public Accounting Firm" on page 59 of this proxy statement.

The Audit Committee believes that the continued retention of Ernst & Young LLP as our independent registered public accounting firm is in the best interests of Alphabet and our shareholders. Notwithstanding its selection, the Audit Committee, in its discretion, may appoint another independent registered public accounting firm at any time during the year if the Audit Committee believes that such a change would be in the best interests of Alphabet and our shareholders. If our shareholders do not ratify the appointment, the Audit Committee may reconsider whether it should appoint another independent registered public accounting firm. Representatives of Ernst & Young LLP are expected to participate in the Annual Meeting, where they will be available to respond to appropriate questions and, if they desire, to make a statement.

Required Vote

Ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2026 requires the affirmative FOR vote of the holders of a majority of the voting power of Alphabet's shares of Class A common stock and Class B common stock present or represented by proxy at the Annual Meeting and entitled to vote thereon, voting together as a single class. Unless marked to the contrary, proxies received will be voted FOR ratification of the appointment of Ernst & Young LLP.

Alphabet Recommendation

 OUR BOARD OF DIRECTORS RECOMMENDS A VOTE **FOR** THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2026.

Proposal Number 3:
Approval of the Amendment and Restatement of Alphabet Inc. Amended and Restated 2021 Stock Plan

At the Annual Meeting, shareholders will be asked to approve the amendment and restatement of the Alphabet Inc. Amended and Restated 2021 Stock Plan (the Plan), in order to increase the maximum number of shares of our Class C capital stock that may be issued under the Plan by 200,000,000 shares.

In April 2026, the Compensation Committee recommended, and our full Board adopted, subject to shareholder approval, the amendment and restatement of the Plan, which increases the share reserve by 200,000,000 shares of Class C capital stock. Our shareholders have previously authorized us to issue under the Plan up to a total of 1,450,200,040 shares of Class C capital stock, subject to adjustment upon certain changes in our capital structure.

The Compensation Committee and our full Board believe that in order to successfully attract and retain the best possible candidates, we must continue to offer a competitive equity incentive program. The proposed share reserve increase would allow Alphabet to continue its current granting practices.

As of December 31, 2025, of the 1,450,200,040 shares of Class C capital stock authorized for issuance under the Plan, 534,281,345 shares of stock remained available for future grants of stock awards, a number that the Compensation Committee and our full Board believes to be insufficient to meet our anticipated needs. Therefore, the Compensation Committee recommended, and our full Board approved, subject to shareholder approval, an increase in the maximum number of shares of Class C capital stock issuable under the Plan by 200,000,000 shares to a total of 1,650,200,040 shares of our Class C capital stock, subject to adjustment upon certain changes in our capital structure.

Summary of the Plan

The material features of the Plan are summarized below. This summary is qualified in its entirety by reference to the full text of the Plan, which is set forth in Appendix A to this proxy statement.

Purpose

The Plan is intended to promote the interests of Alphabet and its subsidiaries (collectively, the company) and its shareholders by providing the employees and consultants of the company and members of our Board with incentives and rewards to encourage them to continue in the service of the company and with a proprietary interest in pursuing the long-term growth, profitability and financial success of the company.

Administration

The Compensation Committee shall administer the Plan in accordance with its terms. The Compensation Committee has full discretionary authority to administer the Plan, including, without limitation, the authority to (1) designate the employees and consultants of the Company and members of our Board who shall be granted incentive awards under the Plan and the amount, type and other terms and conditions of such incentive awards, and (2) interpret and construe any and all provisions of the Plan and the terms of any incentive award (and any agreement evidencing the grant of an incentive award). The Compensation Committee may exercise all discretion granted to it under the Plan in a non-uniform manner among participants. The Compensation Committee may delegate to a subcommittee of one or more members of our Board or employees of the company the authority to grant incentive awards, subject to such limitations as the Compensation Committee shall specify and to the requirements of applicable law.

Eligibility

Any employee or consultant of, or person who renders services directly or indirectly to, the company and any member of our Board is eligible for selection by the Compensation Committee to receive an incentive award under the Plan (such a person who is selected to receive an incentive award is referred to herein as a participant). As of December 31, 2025, the company had approximately 190,820 employees and ten members of its Board (including three employee directors).

Shares Subject to the Plan

Currently, the maximum number of shares of Class C capital stock that may be covered by incentive awards granted under the Plan shall not exceed 1,450,200,040 shares in the aggregate, and the maximum number of shares of Class C capital stock that may be covered by incentive awards granted under the Plan that are intended to be incentive stock options (ISOs) shall not exceed 1,450,200,040 shares in the aggregate. As of December 31, 2025, of the 1,450,200,040 shares of Class C capital stock authorized for issuance under the Plan, 534,281,345 shares of stock remained available for future grants of stock awards. Assuming shareholders approve this proposal, a total of 1,650,200,040 shares of Class C capital stock will have been authorized and reserved for issuance pursuant to the Plan. Assuming shareholders approve this proposal, the maximum number of shares of Class C capital stock that may be covered by incentive awards granted under the Plan that are intended to be ISOs shall not exceed 1,650,200,040.

For purposes of these maximum share limitations, shares of Class C capital stock shall only be counted as used to the extent that they are actually issued and delivered to a participant (or such participant's permitted transferees as described in the Plan) pursuant to the Plan. Accordingly, if an incentive award is settled for cash or if shares of Class C capital stock are withheld to pay the exercise price of a stock option or to satisfy any tax withholding requirements in connection with an incentive award, only the shares issued (if any), net of the shares withheld, will be deemed delivered for purposes of determining the number of shares of Class C capital stock that are available for delivery under the Plan. In addition, shares of Class C capital stock related to incentive awards that expire, are forfeited or cancelled, or terminate for any reason without the issuance of shares shall not be treated as issued pursuant to the Plan. In addition, if shares of Class C capital stock owned by a participant (or such participant's permitted transferees as described in the Plan) are tendered (either actually or through attestation) to the company in payment of any obligation in connection with an incentive award, the number of shares tendered shall be added to the number of shares of Class C capital stock that are available for delivery under the Plan. Notwithstanding anything to the contrary herein, shares of Class C capital stock attributable to incentive awards transferred under any incentive award transfer program (as described below) shall not again be available for delivery under the Plan. As of April 6, 2026, the market value of a share of Class C capital stock was $297.66 (representing the closing price on Nasdaq on such day).

Award Types

The Plan permits grants of the following types of incentive awards subject to such terms and conditions as the Compensation Committee shall determine, consistent with the terms of the Plan: (1) stock options, including stock options intended to qualify as ISOs, (2) other stock-based awards, including in the form of stock appreciation rights, phantom stock, restricted stock, restricted stock units, performance shares, deferred share units or share-denominated performance units and (3) cash awards. Subject to the terms and conditions set forth in the Plan, incentive awards may be settled in cash or shares of Class C capital stock and may be subject to performance-based and/or service-based conditions.

Stock Options

The Plan permits the Compensation Committee to grant stock options, including ISOs, which are stock options that are designated by the Compensation Committee as incentive stock options and which meet the applicable requirements of incentive stock options pursuant to Section 422 of the Code, subject to certain terms and conditions.

Exercise Price. The exercise price per share of Class C capital stock covered by a stock option shall not be less than 100% of the fair market value of a share of Class C capital stock on the date on which such stock option is granted. For this purpose, fair market value (Fair Market Value) is determined as being equal to the closing sales price on the date of grant or, if not so reported for such day, the immediately preceding business day, of a share of Class C capital stock as reported on the principal securities exchange on which shares of Class C capital stock are listed and admitted to trading.

Terms Applicable to Stock Options. A stock option granted to a participant under the Plan allows a participant to purchase up to a specified total number of shares of Class C capital stock at a specified exercise price per share during specified time periods, each as determined by the Compensation Committee in its discretion, provided that no stock option may have a term of longer than ten (10) years.

Additional Terms for ISOs. Stock options granted under the Plan that are intended to qualify as ISOs are subject to certain additional terms and conditions as set forth in the Plan, including: (1) each stock option that is intended to qualify as an ISO must be designated as an ISO in the agreement evidencing its grant, (2) ISOs may only be granted to individuals who are employees of the Company, (3) the aggregate Fair Market Value (determined as of the date of grant of the ISOs) of the number of shares of Class C capital stock with respect to which ISOs are exercisable for the first time by any participant during any calendar year under all plans of the Company cannot exceed $100,000, or such other maximum amount as is then applicable under Section 422 of the Code and (4) no ISO may be granted to a person who, at the time of the proposed grant, owns (or is deemed to own under the Code) stock possessing more than ten percent (10%) of the total combined voting power of all classes of common stock of the Company unless (a) the exercise price of such ISO is at least one hundred ten percent (110%) of the Fair Market Value of a share of Class C capital stock at the time such ISO is granted, and (b) such ISO is not exercisable after the expiration of five years from the date it is granted. Any stock option granted under the Plan that is designated as an ISO but for any reason fails to meet the requirements of an ISO shall be treated under the Plan as a nonstatutory stock option.

Repricing Prohibited. Alphabet may not reprice any stock option granted under the Plan without the approval of the shareholders of Alphabet. For this purpose, "reprice" means (1) any of the following or any other action that has the same effect: (a) lowering the exercise price of a stock option after it is granted, (b) any other action that is treated as a repricing under U.S. generally accepted accounting principles (GAAP), or (c) cancelling a stock option at a time when its exercise price exceeds the fair market value of the underlying Class C capital stock, in exchange for another stock option, restricted stock or other equity, unless the cancellation and exchange occurs in connection with a merger, acquisition, spin-off or other similar corporate transaction, and (2) any other action that is considered to be a repricing under formal or informal guidance issued by Nasdaq.

Term

No grants of incentive awards may be made under the Plan after June 5, 2036.

Non-Employee Director Awards

Any awards granted to non-employee members of our Board under the Plan in respect of any calendar year, solely with respect to his or her service to our Board, may not exceed $1,500,000, based on the aggregate value of cash-based awards and the fair market value of any stock-based awards granted under the Plan, in each case determined as of the date of grant. Our Board will reassess this cap at least once every five years. As of December 31, 2025, there were seven non-employee members of our Board.

Amendment and Termination

Our Board may at any time suspend or discontinue the Plan or revise or amend the Plan in any respect whatsoever, provided that to the extent that any applicable law, tax requirement or rule of a stock exchange requires shareholder approval in order for any such revision or amendment to be effective, such revision or amendment shall not be effective without such approval. No amendment will be given effect to the extent that such provision would cause any tax to become due under Section 409A of the Code. Except as expressly provided in the Plan, no action under the Plan may, without the consent of a participant, reduce the participant's rights under any previously granted and outstanding incentive award.

Clawback

Awards granted under the Plan are subject to the terms of the Alphabet Inc. Clawback Policy, which provides that the company will recoup compensation as required under the final clawback rules adopted by the SEC under Section 10D and Rule 10D-1 of the Exchange Act, and the associated listing standards of Nasdaq.

Adjustments Upon Certain Changes

The Plan includes provisions that require or permit the Compensation Committee to make certain adjustments upon the occurrence of specified events, including provisions that provide as follows: (1) upon the occurrence of certain events affecting the capitalization of Alphabet such as a recapitalization or stock split, the Compensation Committee shall make

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appropriate adjustments in the type and maximum number of shares available for issuance under the Plan and the limits described earlier for ISOs; (2) in the event of an increase or decrease in the number or type of issued shares of common or capital stock of Alphabet without receipt or payment of consideration by the Company, the Compensation Committee shall appropriately adjust the type or number of shares subject to each outstanding incentive award and the exercise price per share, if any, of shares subject to each such incentive award; (3) in the event of a merger or similar transaction as a result of which the holders of shares of Class C capital stock receive consideration consisting exclusively of securities of the surviving corporation in such transaction, the Compensation Committee shall appropriately adjust each outstanding incentive award so that it pertains and applies to the securities which a holder of the number of shares of Class C capital stock subject to such incentive award would have received in such transaction; and (4) upon the occurrence of certain specified extraordinary corporate transactions, such as a dissolution or liquidation of Alphabet, sale of all or substantially all of the company's assets, and certain mergers involving Alphabet, and upon any other corporate change, including, but not limited to an extraordinary cash dividend, spin-off or the sale of a subsidiary or business unit, the Compensation Committee has discretion to make certain adjustments to outstanding incentive awards, cancel outstanding incentive awards and provide for cash payments to participants in consideration of such cancellation, or provide for the exchange of outstanding incentive awards.

Summary of Federal Income Tax Consequences of Awards

ISOs. A participant who is granted an ISO does not recognize taxable income at the time the ISO is granted or upon its exercise, but the excess of the aggregate fair market value of the shares acquired on the exercise date (ISO shares) over the aggregate exercise price paid by the participant is included in the participant's income for alternative minimum tax purposes. Upon a disposition of the ISO shares more than two years after grant of the ISOs and one year after exercise of the ISOs, any gain or loss is treated as long-term capital gain or loss. In such case, Alphabet would not be entitled to a deduction. If the participant sells the ISO shares prior to the expiration of these holding periods, the participant recognizes ordinary income at the time of disposition equal to the excess, if any, of the lesser of (1) the aggregate fair market value of the ISO shares at the date of exercise; and (2) the amount received for the ISO shares, over the aggregate exercise price previously paid by the participant. Any gain or loss recognized on such a premature disposition of the ISO shares in excess of the amount treated as ordinary income is treated as long-term or short-term capital gain or loss, depending on how long the shares were held by the participant prior to the sale. The amount of ordinary income recognized by the participant is subject to payroll taxes. Alphabet is entitled to a deduction at the same time and in the same amount as the participant recognizes ordinary income.

Nonstatutory Stock Options. A participant who is granted a stock option that is not an ISO (a nonstatutory stock option) does not recognize any taxable income at the time of grant. Upon exercise, the participant recognizes taxable income equal to the aggregate fair market value of the shares subject to nonstatutory stock options over the aggregate exercise price of such shares. Any taxable income recognized in connection with the exercise of nonstatutory stock options by an employee is subject to payroll taxes. Alphabet is entitled to a deduction at the same time and in the same amount as the participant recognizes ordinary income. The participant's basis in the option shares will be increased by the amount of ordinary income recognized. Upon the sale of the shares issued upon exercise of nonstatutory stock options, any further gain or loss recognized will be treated as long-term or short-term capital gain or loss, depending on how long the shares were held by the participant prior to the sale.

Restricted Stock and Restricted Stock Units. A participant will not recognize income at the time a restricted stock award is granted. When the restrictions lapse with regard to any portion of restricted stock, the participant will recognize ordinary income in an amount equal to the fair market value of the shares with respect to which the restrictions lapse, unless the participant elected to realize ordinary income in the year the award is granted in an amount equal to the fair market value of the restricted stock awarded, determined without regard to the restrictions. A participant will not recognize income at the time an award of restricted stock units (GSUs) or performance-based restricted stock units (PSUs) is granted. When GSUs or PSUs vest, the participant will recognize ordinary income in an amount equal to the cash paid or to be paid or the fair market value of the shares delivered or to be delivered. The amount of ordinary income recognized by the participant is subject to payroll taxes. Alphabet is entitled to a deduction at the same time and in the same amount as the participant recognizes ordinary income.

Performance-Based Awards. A participant will not recognize income at the time of grant of a performance-based award. The participant will recognize ordinary income at the time the performance-based award vests in an amount equal to the dollar amount, or the fair market value of the shares of Class C capital stock, subject to the award. The amount of ordinary income recognized by the participant is subject to payroll taxes. Alphabet is entitled to a deduction at the same time and in the same amount as the participant recognizes ordinary income.

Section 162(m) Compensation Deduction Limitation. In general, Section 162(m) limits Alphabet's compensation deduction to $1,000,000 paid in any tax year to any "covered employee" as defined under Section 162(m), as amended.

THE FOREGOING IS ONLY A SUMMARY OF THE EFFECT OF U.S. FEDERAL INCOME TAXATION WITH RESPECT TO THE GRANT AND EXERCISE OF AWARDS UNDER THE PLAN. IT DOES NOT PURPORT TO BE COMPLETE AND DOES NOT DISCUSS THE TAX CONSEQUENCES OF AN INDIVIDUAL'S DEATH OR THE PROVISIONS OF THE INCOME TAX LAWS OF ANY MUNICIPALITY, STATE OR FOREIGN COUNTRY IN WHICH ANY ELIGIBLE INDIVIDUAL MAY RESIDE.

Plan Benefits

The amount and timing of awards granted under the Plan are determined in the sole discretion of the administrator and therefore cannot be determined in advance. The future awards that would be received under the Plan by executive officers and other employees are discretionary and are therefore not determinable at this time.

Required Vote

Approval of the proposed amendment and restatement of the Plan to increase the maximum number of shares of our Class C capital stock that may be issued under the Plan by 200,000,000 shares requires the affirmative FOR vote of the holders of a majority of the voting power of Alphabet's shares of Class A common stock and Class B common stock present or represented by proxy at the Annual Meeting and entitled to vote thereon, voting together as a single class. Unless marked to the contrary, proxies received will be voted FOR approval of the amendment and restatement of the Plan.

Alphabet Recommendation

We believe strongly that the approval of the increase in the number shares of Class C capital stock issuable under the Plan by 200,000,000 shares is essential to our continued success. Our employees and other service providers are among our most valuable assets. Equity awards provided under the Plan are vital to our ability to attract and retain outstanding and highly skilled individuals. Such awards also are crucial to our ability to motivate employees to achieve our goals. For these reasons, the shareholders are being asked to approve the Plan.

 OUR BOARD OF DIRECTORS RECOMMENDS A VOTE **FOR** THE APPROVAL OF THE AMENDMENT AND RESTATEMENT OF THE ALPHABET INC. AMENDED AND RESTATED 2021 STOCK PLAN TO INCREASE THE NUMBER OF SHARES OF CLASS C CAPITAL STOCK ISSUABLE UNDER THE PLAN BY 200,000,000 SHARES.

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Proposal Number 4:
Advisory Vote to Approve Compensation Awarded to Named Executive Officers

As required by the Section 14A of the Exchange Act, we are seeking an advisory, non-binding shareholder vote with respect to compensation awarded to our named executive officers.

Our executive compensation program and compensation paid to our named executive officers are described on pages 42-57 of this proxy statement. Our compensation programs are overseen by the Compensation Committee and reflect our philosophy to pay all of our employees, including our named executive officers, in ways that support three primary business objectives:

- Attract and retain the world's best talent
- Support our culture of innovation and performance
- Align employee and shareholder interests

We believe in pay for performance, which is reflected in our compensation design. The proportion of overall pay tied to performance is higher for employees at more senior levels in the organization, including our named executive officers, reflecting their opportunity to have more impact on company performance.

You are being asked to approve, on an advisory basis, the compensation awarded to Alphabet's named executive officers as disclosed under SEC rules, including the Compensation Discussion and Analysis, the compensation tables, and related narrative disclosures included in this proxy statement and future executive compensation decisions.

Required Vote

Approval of this proposal requires the affirmative FOR vote of the holders of a majority of the voting power of Alphabet's shares of Class A common stock and Class B common stock present or represented by proxy at the Annual Meeting and entitled to vote thereon, voting together as a single class. Because this vote is advisory, it will not be binding upon our Board. However, the Compensation Committee will consider the outcome of the vote, along with other relevant factors, in evaluating Alphabet's executive compensation program.

Alphabet Recommendation

 OUR BOARD OF DIRECTORS RECOMMENDS A VOTE **FOR** THE APPROVAL, ON AN ADVISORY BASIS, OF THE COMPENSATION AWARDED TO ALPHABET'S NAMED EXECUTIVE OFFICERS AS DESCRIBED IN THIS PROXY STATEMENT.

Shareholder Proposals

Our Approach

We are committed to advancing our practices, policies, and disclosures in ways that further the interests of the company and ultimately drive long-term shareholder value.

We recognize that the submission of proposals for vote at the Annual Meeting is one mechanism for our shareholders to convey their priorities and perspectives. Our Board and management team evaluate each shareholder proposal through a framework that considers the following factors, among others:

- **Existing initiatives and disclosures.** Shareholder proposals often request that we prepare a report, adopt a policy, or implement new (or different) processes. We appreciate the core issues raised in many of the proposals, and we often find that we have already taken actions to address them, rendering the implementation of a specific proposal unnecessary or not the best use of company resources. While our actions may not be exactly as prescribed in a proposal, they are designed to further the long-term interests of the company and our shareholders.

- **Alignment with long-term interests.** Guided by internal subject matter experts, we evaluate whether the proposal can be implemented in furtherance of our long-term interests and in alignment with our existing goals and initiatives. We are less inclined to support proposals that are narrowly focused, seek to micromanage the company, or are repeatedly submitted despite receiving low historical support from our shareholders.

- **Proponent identity and objectives.** We prioritize direct engagements with proponents to better understand their objectives. However, we have encountered proponents whose primary objective for submitting a proposal appears to be for publicity purposes, opting to remain on the ballot despite making headway during our engagements. We have also received an increasing number of proposals submitted by proponents on behalf of certain special interest groups that are not shareholders. In these cases, we take into account our ongoing efforts to engage with these groups outside of the formal proxy process.

Independent of this process, we continue to enhance our disclosures, often as a result of our ongoing engagement with external experts, in alignment with evolving business requirements, and in ways that do not compromise competitively sensitive information or shareholder value.

Various shareholders have submitted Proposal Numbers 5 through 14 for the Annual Meeting. **These shareholder proposals, including any supporting statements, are included exactly as submitted to us by their proponents. While a number of these proposals contain typographical errors, factual inaccuracies, and claims that we believe are incorrect or misleading, we have not attempted to correct or refute all of them.**

We describe here our Board's rationale for recommending against each shareholder proposal submitted for the Annual Meeting:

Proposal	Alphabet Board Voting Recommendation	Rationale
Shareholder Proposals		
5 Shareholder proposal regarding an enhanced disclosure on climate goals (page 72)	⊗ **AGAINST**	• Our existing environmental reporting has long provided detailed and extensive information about our climate plans, progress, policies, and practices • We evolve our disclosures to align with best practices, expectations, and regulatory frameworks
6 Shareholder proposal regarding a report on water usage and AI development (page 74)	⊗ **AGAINST**	• We have a long track record of providing extensive information and already provide details on our water strategy, risks, policies, and usage metrics in our existing environmental reporting • Our water use and management frameworks are designed to optimize operational resilience and efficiency • We evolve our disclosures to align with best practices and expectations, including compliance with regulatory frameworks
7 Shareholder proposal regarding equal shareholder voting (page 77)	⊗ **AGAINST**	• Our current capital structure has provided significant long-term stability and growth, enabling the strategic flexibility necessary to lead in a highly-competitive technology landscape • Our strong governance framework and independent board leadership structure help ensure that management remains accountable to the balanced, best interests of shareholders
8 Shareholder proposal regarding a viewpoint diversity risk report (page 80)	⊗ **AGAINST**	• Our existing governance framework already promotes a breadth of perspective through a rigorous director selection process • Robust risk oversight is already operationalized through our Board and its standing committees • A prescriptive report focusing on political or ideological metrics would misalign with our focus on business-driven leadership and could hinder our agility and innovation
9 Shareholder proposal regarding a report on politicized content moderation (page 83)	⊗ **AGAINST**	• Our content moderation is governed by established, publicly available policies that apply to all users; we maintain full independence in decision-making; and we provide robust oversight and granular disclosure through existing Transparency Reports, making the requested additional report unnecessary
10 Shareholder proposal regarding a report on impact of U.S. immigration policy (page 85)	⊗ **AGAINST**	• The proposal would undermine our ability to manage our global workforce and talent acquisition strategies • We already provide comprehensive public disclosures regarding human capital management, and the requested report could expose sensitive strategic planning data

Proposal	Alphabet Board Voting Recommendation	Rationale
11 Shareholder proposal regarding a report on data privacy (page 87)	⊗ **AGAINST**	• We have implemented a robust, multi-layered framework for data privacy and security through our "secure by default" and "privacy by design" approaches • Our existing, extensive disclosures already provide meaningful transparency regarding government access to data • Our Board and its committees maintain rigorous oversight of legal, regulatory, and reputational risks associated with data governance
12 Shareholder proposal regarding AI Board oversight (page 90)	⊗ **AGAINST**	• The Board as a whole is ultimately responsible for risk oversight at Alphabet, including the strategic, execution, and human rights risks associated with AI • Existing committee structures provide focused, multi-layered oversight of legal, policy, operational, and reputational risks, and those committees report directly to the full Board • Our Board features unparalleled technical and scientific depth, uniquely qualifying it to navigate AI complexities without the need for prescriptive mandates
13 Shareholder proposal regarding a report on AI-generated misinformation (page 93)	⊗ **AGAINST**	• Our existing multi-layered governance framework, grounded in our foundational AI Principles, robust policies and procedures, and comprehensive technical disclosures, demonstrates the efforts we take to mitigate the risks of generative AI misinformation on our platforms
14 Shareholder proposal regarding a report on AI data usage oversight (page 96)	⊗ **AGAINST**	• Our AI and data governance frameworks, coupled with our stringent privacy and safety policies, provide comprehensive oversight of AI development and data usage risks • We actively collaborate with the broader online ecosystem to advance privacy standards and mitigate security risks

Upon receiving an oral or written request, we will promptly provide the address and the number of known voting securities held by the proponents of the shareholder proposals. You may request this information via mail, email, or phone, as follows:



Alphabet Inc.
Attn: Corporate Secretary
1600 Amphitheatre Parkway
Mountain View, California 94043



Email:
corporatesecretary@abc.xyz



Number:
(650) 253-3393

Proxy Statement
Summary &
Highlights

Corporate
Governance

Director and
Executive
Compensation

Audit Matters

Proposals

Q&A

Appendix

Proposal Number 5:
Shareholder Proposal Regarding an Enhanced Disclosure on Climate Goals

Trillium ESG Global Equity Fund, as lead filer, along with other co-filers, whose names, addresses, and shareholdings will be provided by us upon request, have advised us that they intend to submit the following proposal for consideration at our Annual Meeting.

Enhanced Disclosure

Whereas: Climate change-driven impacts could erase trillions in global GDP by 2050, posing macroeconomic risks that may substantively depress returns for long-term diversified investors.[1,2]

Meanwhile, the rapid expansion of AI infrastructure is compounding these risks. Despite the promise of AI to unlock efficiencies and unparalleled innovation, data centers that power AI are highly energy-intensive. Because 60% of U.S. electricity comes from high-emitting sources, their growth is accelerating carbon pollution and greenhouse gas emissions (GHGs).[3]

The U.S. Department of Energy forecasts that data centers will consume approximately 6.7 to 12% of the country's electricity by 2028,[4] and projections for data center power draw are climbing. In December 2025, BloombergNEF raised its forecast for U. S. data center power demand – made only 7 months earlier - by 36%, from 78 to 106 GW.[5]

Alphabet has been a recognized leader in addressing climate change and has set two important goals for 2030: matching 100% of its global electricity demand with 24/7 carbon-free energy and reducing its operational and value chain GHG emissions by 50% from a 2019 baseline. However, its carbon footprint is rapidly expanding. By 2024, Alphabet's total emissions had increased by 51% over its 2019 baseline.

Alphabet identifies the growing demand for its digital services, including AI, as "putting pressure on the amount of power that [it] need[s]," and acknowledges facing challenges and complexities in meeting its climate commitments.[6]

Although the company continues to demonstrate leadership in developing clean energy, including geothermal and nuclear power, investors remain in the dark about the full scope, scale, and timelines of these projects and thus, the likelihood of Alphabet meeting its 2030 goals. Investors would benefit from enhanced disclosure, including, for example:

- Contingency plans, including scenario analyses, that evaluate factors that could negatively impact the company's emissions reduction progress.[7]
- A stress test of Alphabet's strategies for achieving its 2030 goals, assessing factors over which it has direct and indirect control.[8]
- The company's anticipated emissions pathways to 2030 compared with the Intergovernmental Panel on Climate Change's low- and no-overshoot 1.5 degrees Celsius aligned pathways.[9]
- Estimated metric tons of carbon removal required to compensate for Alphabet's residual emissions.

By providing additional transparency on its decarbonization planning, Alphabet could assure investors that it is prepared to meet its climate goals, thereby mitigating climate-related risks and upholding its reputation as a climate leader.

Resolved: Shareholders request that Alphabet publish a report, at reasonable cost, within a reasonable time, and excluding confidential or proprietary information, explaining how it will meet the climate change-related commitments it has made on GHGs, given the massively growing energy demand from artificial intelligence and data centers that Alphabet is planning to build.

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[1] https://wedocs.unep.org/rest/api/core/bitstreams/651283eb-02f3-4b6c-ac85-3f4a8485d0aa/content
[2] https://www.esgdive.com/news/climate-related-financial-risk-to-more-than-triple-by-2050-lseg/803381/
[3] https://www.eia.gov/tools/faqs/faq.php?id=427&t=3
[4] https://www.energy.gov/articles/doe-releases-new-report-evaluating-increase-electricity-demand-data-centers
[5] https://about.bnef.com/insights/clean-energy/ai-and-the-power-grid-where-the-rubber-meets-the-road/
[6] https://abc.xyz/investor/events/event-details/2025/Alphabets-Data-Center-Energy-Strategy-Call--2025-8CMCLdf62b/default.aspx
[7] https://www.ball.com/getmedia/c40fe912-662a-4ce1-9cef-e1c3f96822a0/Ball-Climate-Transition-Plan-FINAL-March-2023.pdf#page=13
[8] https://www.ball.com/getmedia/c40fe912-662a-4ce1-9cef-e1c3f96822a0/Ball-Climate-Transition-Plan-FINAL-March-2023.pdf#page=58
[9] https://www.unepfi.org/themes/climate-change/recommendations-for-policy-makers-on-net-zero-action-aligning-commitments-with-science-based-no-low-overshoot-1-5-c-scenarios/

Alphabet Opposing Statement

Our Board of Directors recommends a vote **AGAINST** the shareholder proposal because:

- Our existing environmental reporting has long provided detailed and extensive information about our climate plans, progress, policies, and practices.
- We evolve our disclosures to align with best practices, expectations, and regulatory frameworks.

We provide details about our 2030 net-zero and 24/7 carbon-free energy ambitions, disclosing our strategies, progress, and challenges.

Our annual Environmental Report provides details of our climate ambitions, including applicable scope, timeline, and base year. This extensive reporting allows our shareholders to understand our annual performance, including our emissions by scope, our global and regional carbon-free energy progress, related methodology descriptions, and environmental risk management details, including our climate risk assessment process. In our 2025 Environmental Report, we identified three key areas of emissions reductions: clean electricity for our data centers, clean electricity for our supply chain, and low-carbon data center construction.

Importantly, we are also open about the challenges that we face, including slower-than-needed deployment of carbon-free energy technologies at scale, non-linear growth in energy demand driven by AI, shifts in climate and energy-related policies and regulations, and the complexities of decarbonizing certain resource-challenged markets. We also shared in our annual Environmental Report that these elements create significant uncertainties that may impact our future trajectories and the precision of our forecasting, noting that the development of AI could create new business opportunities and risks that may alter our plans. Our commitment to transparency about these challenges is further supported by disclosures in our Annual Report on Form 10-K.

Driven by our commitment to scale up carbon-free energy supply, we are actively pursuing a wide range of opportunities, reflected in our recent ventures into next-generation nuclear energy, enhanced geothermal power, long-duration energy storage, hydro power, and fusion.

We believe that our current disclosures provide sufficient information to allow our shareholders to understand our climate ambitions, the programs and strategies that we are employing to meet them, and our progress and challenges.

We are constantly evolving our disclosures to align with best practices and expectations, including compliance with regulatory frameworks.

We evolve our disclosures to meet a number of reporting regulations globally. We believe our existing and any forthcoming disclosures will continue to provide meaningful information to all interested parties. Preparing the separate, bespoke report as requested by the proponent would be duplicative and inefficient, administratively burdensome, and an ineffective use of our resources.

Given all of this, our Board believes that the additional report requested by this proposal is not necessary and would not provide additional useful information to our shareholders.

Required Vote

Approval of the shareholder proposal requires the affirmative FOR vote of the holders of a majority of the voting power of Alphabet's shares of Class A common stock and Class B common stock present or represented by proxy at the Annual Meeting and entitled to vote thereon, voting together as a single class. Unless marked to the contrary, proxies received will be voted AGAINST the shareholder proposal.

Alphabet Recommendation

 OUR BOARD OF DIRECTORS RECOMMENDS A VOTE **AGAINST** THE SHAREHOLDER PROPOSAL.

Proposal Number 6:
Shareholder Proposal Regarding a Report on Water Usage and AI Development

Inspire Investing, LLC, on behalf of its client, has advised us that it intends to submit the following proposal for consideration at our Annual Meeting.

Report Regarding Water Usage and AI Development

Whereas: Alphabet's leadership in AI and cloud computing depends on reliable access to water resources for cooling data centers and maintaining operational continuity. While some stakeholders advocate expansive, activist-dictated frameworks, these approaches often prioritize optics over outcomes, diverting attention from the company's core obligation: delivering superior returns to shareholders. The demand for AI innovation presents tremendous demand[1] for energy and natural resources, and shareholders must understand the methods and strategies companies employ to respond to said demands.

Water scarcity poses a material risk to Alphabet's infrastructure and brand reputation, with Alphabet's sustainability reporting[2] noting that "in 2024, 72% of our freshwater withdrawals came from sources at low risk of water depletion or scarcity." Interruptions in data center operations could undermine AI development timelines, erode competitive advantage, and negatively impact revenue streams tied to Google Cloud and emerging AI products. Conversely, proactive, efficiency-driven water management[3] strengthens Alphabet's ability to scale AI responsibly while safeguarding profitability.

As more and more companies move away from activist-driven timelines, Alphabet shareholders are right to ask the company for genuine clarity surrounding its water use, emphasizing a pragmatic, fiduciary approach: (1) quantifying financial exposure to water-related risks across global operations, (2) evaluating cost-effective technologies for water use and cooling efficiency that directly support AI infrastructure, and (3) assessing regional water constraints that could impact data center expansion and brand reliability.

This is not a merely social point but a matter of brand value. Alphabet is one of the most valuable brands on earth, with its $900 billion brand value[4] comprising roughly 30 percent of its almost $3 trillion market[5] capitalization, meaning that resilience of Alphabet's AI systems is critical for investors. Stewardship and prudent care regarding the externalities of AI innovation is a growing concern for investors of all backgrounds. By focusing on operational resilience and strategic resource allocation, Alphabet can protect shareholder interests while reinforcing its leadership in AI innovation. Transparent reporting on these measures will enable investors to evaluate how Alphabet management is (1) prioritizing capital efficiency, (2) practicing genuine stewardship of both environmental resources and enterprise value and risk-adjusted growth, and (3) not engaging in activist-driven initiatives that dilute fiduciary responsibility.

As the AI industry continues to grow, with Alphabet at the forefront, investors deserve clarity regarding these pertinent concerns, to ensure the company's water usage and management strategy remains aligned with its core mission: delivering long-term value through technological leadership and disciplined resource management.

Resolved: Shareholders request that Alphabet Inc. prepare and publicly disclose a report, or disclose analysis which has already been performed, prepared at reasonable expense and omitting proprietary information, detailing how its water usage policies and practices align with its fiduciary duty to maximize long-term shareholder value, particularly in relation to sustaining brand growth and advancing artificial intelligence (AI) initiatives. The report/analysis should avoid non-fiduciary metrics and instead focus on operational efficiency, cost management, and risk mitigation relevant to financial performance.

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(1)   https://www.aei.org/op-eds/why-the-ai-revolution-will-require-massive-energy-resources/
(2)   https://www.gstatic.com/gumdrop/sustainability/google-2025-environmental-report.pdf
(3)   https://www.wsj.com/science/environment/ai-electricity-water-environmental-impact
(4)   https://www.campaignlive.com/article/apple-leads-us-dominates-kantars-top-100-global-brands/1918351
(5)   https://finance.yahoo.com/quote/GOOG/

Alphabet Opposing Statement

Our Board of Directors recommends a vote **AGAINST** the shareholder proposal because:

- We have a long track record of providing extensive information and already provide details on our water strategy, risks, policies, and usage metrics in our existing environmental reporting.
- Our water use and management frameworks are designed to optimize operational resilience and efficiency.
- We strive to evolve our disclosures to align with best practices and expectations, including compliance with regulatory frameworks.

We already provide extensive reporting about our water strategy, disclosing our programs, risks, and usage metrics.

Our existing disclosures provide details of our water strategy, and we provide extensive reporting through our annual Environmental Report and publish white papers explaining our approach to water risk management, site-level disclosures, and water stewardship. Our existing disclosure includes water metrics by data center location, enabling interested parties to understand our local and global water footprint.

Our responsible water use and management frameworks are designed to optimize operational resilience and efficiency.

Alphabet operates under robust, publicly available frameworks that govern responsible water use and management. Google's climate-conscious cooling strategy is our multidimensional methodology for choosing cooling systems for our data center campuses. This approach recognizes that water is the most efficient means of cooling in many places and, when used responsibly, water cooling can play an important role in reducing emissions. So, at each data center campus, we look at balancing the availability of carbon-free energy and responsibly sourced water to minimize the net climate impact both today and in the future. We estimate that water-cooled data center technologies can enable, on average, a 10% reduction in energy consumption and energy related emissions compared to air-cooling technologies, though reduction will vary by location and specific cooling technology. We continue to optimize our data center designs and operations to improve water efficiency.

We evaluate the local water source for each data center, using a science-based framework to assess watershed health. In locations with high water risk, we look for alternative cooling methods, such as air cooling, and non-freshwater sources like reclaimed wastewater or seawater. This means that data center siting and operational choices — which are critical for our AI infrastructure — are made with a clear assessment of environmental and business risk. In 2024, 72% of our freshwater withdrawals were from sources with low risk of water depletion or scarcity.

Beyond our direct operations, we aim to replenish more freshwater than we consume and improve watershed health in the communities where we operate. This focus on watershed health is part of our risk mitigation strategy, promoting the resilience of local water supplies essential for our ongoing operations and brand integrity.

All of these frameworks are designed and implemented responsibly to optimize our operational efficiency, cost management, and risk mitigation strategy.

We are constantly evolving our disclosures to align with best practices and expectations.

We evolve our disclosures to address numerous needs. We believe our existing and any forthcoming disclosures will continue to provide meaningful information. Preparing a separate, bespoke report as requested by the proponent would be duplicative and inefficient, administratively burdensome, and an ineffective use of our resources.

Given all of this, our Board believes that the additional report requested by this proposal is not necessary and would not provide additional useful information to our shareholders.

Required Vote

Approval of the shareholder proposal requires the affirmative FOR vote of the holders of a majority of the voting power of Alphabet's shares of Class A common stock and Class B common stock present or represented by proxy at the Annual Meeting and entitled to vote thereon, voting together as a single class. Unless marked to the contrary, proxies received will be voted AGAINST the shareholder proposal.

Alphabet Recommendation

 OUR BOARD OF DIRECTORS RECOMMENDS A VOTE **AGAINST** THE SHAREHOLDER PROPOSAL.

Proposal Number 7:
Shareholder Proposal Regarding Equal Shareholder Voting

The NorthStar Asset Management, Inc. Funded Pension Plan, as lead filer, and Mercy Investment Services, Inc., as co-filer, have advised us that they intend to submit the following proposal for consideration at our Annual Meeting.

Give Each Share an Equal Vote

RESOLVED:

Shareholders request that our Board take all practicable steps in its control to initiate and adopt a recapitalization plan for all outstanding stock to have one vote per share. We recommend that this be done through a phase-out process in which the board would, within seven years or other timeframe justified by the board, establish fair and appropriate mechanisms to effectuate such recapitalization plan. This is not intended to limit our Board's discretion in crafting the requested change in accordance with applicable laws and existing contracts.

SUPPORTING STATEMENT:

In Alphabet's multi-class voting structure, Class B stock has 10 times the voting rights of Class A. As a result, Mr. Page and Mr. Brin currently control 52% of our company's total voting power while owning less than 11% of outstanding voting stock[1], and will continue to retain voting control even though they have stepped down from leading the company.

Due to this voting structure, our company takes public shareholder money but refuses shareholders an equal voice in the company's management. For example, it was primarily the weight of the insiders' 10 votes per share that permitted the creation of a non-voting class of stock (class C) despite shareholders voting to oppose the move.[2]

Shareholders note that directly employed Google workers are partially compensated in Class C stock. Google's compensation philosophy states that "Googlers should share the success of the company," but without voting rights, these employee-shareholders cannot exercise oversight of executives. Google's global workforce is reportedly more than 50% temporary workers, contractors or vendor employees yet these workers have even less say over their indirect employer's actions, and are subject to increasingly alarming treatment.[3] A survey of U.S. data workers powering AI showed that 86% worry about meeting basic financial responsibilities and only 30% are paid for downtime between tasks, even as their labor underpins the very systems that drive the company's growth.[4]

Corporate governance experts overwhelmingly illustrate a growing concern about multi-class share structures. The Council for Institutional Investors (CII) recommends a seven-year phase-out of dual class share offerings, and the International Corporate Governance Network supports CII's recommendation.

Outside shareholders overwhelmingly support this proposal, with 98% backing in 2025[5]. By adopting this change, the Board can strengthen governance, improve accountability, and protect long-term shareholder value.

Shareholders are encouraged to vote FOR this good governance request to allow better shareholder oversight.

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(1)   https://www.sec.gov/Archives/edgar/data/1652044/000165204425000014/goog-20241231.htm
(2)   https://journals.law.harvard.edu/hblr/wp-content/uploads/sites/87/2015/06/HBLR-5.2-Lee-Protecting-Public-Shareholders.pdf
(3)   https://www.nytimes.com/2019/05/28/technology/google-temp-workers.html
(4)   https://cwa-union.org/ghost-workers-ai-machine#cite16
(5)   Excluding Class B votes and using share counts from company proxy and 10-K implies that 98% of unaffiliated Class A votes supported the proposal. See Alphabet Inc., Form 8-K (June 12, 2025); DEF 14A (Apr. 25, 2025); Form 10-K (Feb. 4, 2025).

Proxy Statement
Summary &
Highlights

Corporate
Governance

Director and
Executive
Compensation

Audit Matters

Proposals

Q&A

Appendix

Alphabet Opposing Statement

Our Board of Directors recommends a vote **AGAINST** the shareholder proposal because:

- Our current capital structure has provided significant long-term stability and growth, enabling the strategic flexibility necessary to lead in a highly-competitive technology landscape.
- Our strong governance framework and independent board leadership structure help ensure that management remains accountable to the balanced, best interests of shareholders.

Our long-term oriented capital structure effectively serves shareholders.

Since our inception, Google has been managed with a focus on the long term. This focus was emphasized by our co-founders, Larry Page and Sergey Brin, in their letter to our shareholders at the time of Google's initial public offering in 2004: "We are creating a corporate structure that is designed for stability over long time horizons." They reiterated their commitment to our long-term focus in their April 2012 letter to our shareholders: "We have always managed Google for the long term, investing heavily in the big bets we hope will make a significant difference in the world." The creation of our holding company, Alphabet, in October 2015 to facilitate investment in long-term opportunities reinforces this view.

Our success is owed in large part to the leadership and vision of our co-founders, who continue to deeply oversee the company's strategy as members of our Board, and that is carried on today by Alphabet CEO Sundar Pichai. We have established a consistent track record for continuously building a strong company and creating shareholder value. This value creation is supported by the stability provided by our capital structure, which insulates us from short-term pressures and gives us greater ability to navigate transformational shifts in technology and pursue large-scale, high-impact opportunities — such as our pioneering work in AI. A multi-class structure allows our management to take calculated risks in furtherance of maximizing long-term returns, a strategy that has enabled Alphabet to become one of the most successful companies in the world.

Furthermore, our fully independent Governance Committee regularly reviews and oversees risks and exposures related to corporate governance and overall board effectiveness, including any risks posed by our capital structure, and our Board continues to believe that our current capital structure is appropriate for the company.

Our governance structure and independent Board leadership hold management accountable.

We have established a robust governance structure that provides effective independent oversight and enables our Board to hold management accountable for promoting the best interests of the company and our shareholders. Our Board leadership structure is regularly evaluated and has been modified at times to uphold strong independent oversight in our evolving business and operating environment, including the establishment of the role of independent Chair in 2018. Today, under this structure, our Board, with a majority of independent directors, is led by John L. Hennessy, our non-executive, independent Chair, and our key committees are composed entirely of independent directors, which promotes accountability. Further, our independent directors meet in executive sessions without the presence of the non-independent directors in connection with regularly scheduled Board and committee meetings and at other times as necessary.

Further, we maintain and periodically enhance our governance practices and shareholder rights, including by having annual elections of all director nominees and introducing a majority voting standard for directors. Our recent formation of our Risk and Compliance Committee further reinforces our Board's commitment to strong risk oversight. These enhancements are informed by feedback gathered from direct engagement with our shareholders, which is shared with and reviewed by our Board. These practices support our Board's ability to hold management accountable and represent the interests of our shareholders.

Our Board believes that our capital structure, which it evaluates annually, and our strong governance practices and proactive enhancements have provided significant stability to the company and proven benefits to our shareholders, and believes that implementing this proposal would not be in the best interests of the company and our shareholders.

Required Vote

Approval of the shareholder proposal requires the affirmative FOR vote of the holders of a majority of the voting power of Alphabet's shares of Class A common stock and Class B common stock present or represented by proxy at the Annual Meeting and entitled to vote thereon, voting together as a single class. Unless marked to the contrary, proxies received will be voted AGAINST the shareholder proposal.

Alphabet Recommendation

 OUR BOARD OF DIRECTORS RECOMMENDS A VOTE **AGAINST** THE SHAREHOLDER PROPOSAL.

Proposal Number 8:
Shareholder Proposal Regarding a Viewpoint Diversity Risk Report

The National Center for Public Policy Research has advised us that it intends to submit the following proposal for consideration at our Annual Meeting.

Viewpoint Diversity Risk Report

Resolved: Shareholders request that the Board of Directors establish an independent committee to publish a report, at reasonable cost and omitting proprietary information, assessing the risks to the Alphabet arising from an apparent lack of viewpoint diversity on the Board and within senior leadership.

Supporting Statement:

Alphabet occupies a uniquely influential position in global markets. Given this role, the Company faces heightened scrutiny. Effective corporate governance in such an environment requires genuine viewpoint diversity to reduce groupthink, surface dissenting risks, and ensure rigorous oversight.

Evidence raises concerns that Alphabet's leadership environment lacks such balance. According to the 1792 Exchange, Alphabet's assessed collective leadership directed approximately $446,679 to Republican causes and $7,756,562 to Democratic causes, a ratio of roughly 17:1 in favor of Democratic contributions.[1] This extreme disparity suggests ideological concentration at senior levels and raises questions about whether alternative viewpoints are adequately represented in boardroom deliberations.

Public accounts of internal culture reinforce these concerns. In sworn congressional testimony, attorney Harmeet K. Dhillon, currently Assistant Attorney General for Civil Rights at the U.S. Department of Justic, described a company-wide "TGIF" meeting following the 2016 presidential election in which senior leadership expressed overt hostility toward the election outcome. According to Dhillon's report, co-founder Sergey Brin called the election "deeply offensive" and compared Trump supporters to fascists and extremists, while Kent Walker attributed voter support to "fear, xenophobia, hatred," and Sundar Pichai suggested using machine learning tools to combat alleged voter "misinformation."[2] For shareholders, such statements should constitute red flags regarding whether dissenting viewpoints can be raised internally without fear of retaliation.

The Company also scored only 6% on the Alliance Defending Freedom Viewpoint Diversity Score,[3] while simultaneously receiving a perfect 100% rating on the Human Rights Campaign's Corporate Equality Index.[4] This stark contrast suggests that alignment with specific ideological frameworks is prioritized, while protections for viewpoint pluralism are treated as immaterial.

The 1792 Exchange report documents a broader pattern consistent with these governance signals, including repeated allegations of disproportionate censorship of conservative speech; admissions that content moderation decisions were influenced by pressure from government officials; and high-profile incidents such as the termination of engineer James Damore following his internal memo questioning aspects of diversity policy. The report also highlights Alphabet's lack of explicit protections against viewpoint discrimination for employees and the use of corporate funds to advance controversial ideological causes.

From a shareholder perspective, these issues present material risks. Ideological homogeneity at the leadership level may increase regulatory scrutiny, invite litigation,[5] alienate users and advertisers, chill internal debate, weaken innovation, and erode public trust in Alphabet's neutrality—particularly given the Company's dominance in markets that depend on broad based adoption and credibility.

The requested report would not require Alphabet to endorse any political position. Rather, it would provide shareholders with transparency regarding whether the Board has identified, assessed, and mitigated risks associated with ideological groupthink and viewpoint exclusion.

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(1)   https://1792exchange.com/company/alphabet/
(2)   https://docs.house.gov/meetings/JU/JU10/20180927/108458/HHRG-115-JU10-Wstate-DhillonH-20180927.pdf
(3)   https://www.viewpointdiversityscore.org/company/alphabet
(4)   https://www.hrc.org/resources/corporations/google-inc.
(5)   Cf. "Robby Starbuck on why he sued Google: 'Outrageously false' information through artificial intelligence" https://www.foxbusiness.com/media/robby-starbuck-why-he-sued-google-outrageously-false-information-through-artificial-intelligence

Alphabet Opposing Statement

Our Board of Directors recommends a vote **AGAINST** the shareholder proposal because:

- Our existing governance framework already promotes a breadth of perspective through a rigorous director selection process.
- Robust risk oversight is already operationalized through our Board and its standing committees.
- A prescriptive report focusing on political or ideological metrics would misalign with our focus on business-driven leadership and could hinder our agility and innovation.

Our existing director evaluation and selection process promotes breadth of viewpoints on our Board.

Our Board believes that effective oversight of a complex global enterprise like Alphabet requires directors with a wide range of skills, professional experiences, backgrounds, and viewpoints. Our current director selection process, overseen by the Governance Committee, evaluates candidates based on a number of qualities, including integrity, strength of character, judgment, business experience, and specific areas of expertise and knowledge relevant to the industries in which we operate.

Our directors bring backgrounds as entrepreneurs, technologists, academics, scientists, government leaders, and financial experts. This expansive breadth of skills and experiences empowers our Board to navigate operational complexities and represent the balanced, best interests of the shareholders as a whole, rather than special interest groups or specific constituencies.

Our policies foster an inclusive workplace and prohibit discrimination.

While we appreciate the focus on viewpoint risk, Alphabet already maintains robust Code of Conduct and Equal Employment Opportunity policies that commit to a respectful, inclusive working environment and prohibit discrimination. We recognize that our global workforce holds a vast array of views, and we respect this diversity of thought as a driver of innovation.

Because these protections are already embedded in our policies, practices, and training programs, a separate report would provide no meaningful additional benefit to our shareholders. Further, diverting resources to audit the personal political activities of employees could be counterproductive to our culture of innovation and could inadvertently create the very chilling effect the proposal seeks to prevent.

Robust governance and risk oversight structures are already in place.

Our Board, as a whole and through its standing committees, maintains active oversight of risk management, including human capital management and corporate culture:

- The **Governance Committee** regularly reviews Board effectiveness and oversees risks associated with Board composition and director and management succession planning.
- The **Compensation Committee** oversees management's efforts to promote a workplace culture that is respectful and free from discrimination, including harassment and retaliation; and to review managements' leadership assessment and management succession planning.

Creating a new, independent committee to monitor "ideological groupthink" and publish the requested report would overlap with and potentially detract from the effective oversight of these established fiduciaries.

We are committed to and provide extensive disclosures on our efforts to maintain product integrity.

Because users look to Google to provide accurate, trusted information, we dedicate significant resources to ensuring the integrity of our products, from Search to Android to YouTube to Gmail. As a matter of both principle and business interest, we provide platforms for a wide range of information, viewpoints, and ideas. This approach is inherently aligned with our mission to organize the world's information and make it universally accessible and useful. We provide extensive transparency on our efforts, including through our annual AI Responsibility Reports and Google Transparency Reports, which detail our data-driven approach to content governance and neutral and inclusive design principles. Establishing a separate committee to report on "viewpoint" metrics would largely duplicate these existing efforts without providing meaningful additional benefit to our shareholders.

Prescriptive reporting risks Alphabet's competitive agility.

Alphabet's success depends on its ability to attract and retain world's best talent. Our Board believes that management is best positioned to handle the day-to-day operations of leadership development. Implementing a reporting regime based on political or ideological metrics would misdirect management's focus from our core business objectives and hinder the agility required to remain competitive in the rapidly evolving technology sector.

For all these reasons, our Board believes that additional disclosure requested by this proposal would not provide substantial additional information to our shareholders.

Required Vote

Approval of the shareholder proposal requires the affirmative FOR vote of the holders of a majority of the voting power of Alphabet's shares of Class A common stock and Class B common stock present or represented by proxy at the Annual Meeting and entitled to vote thereon, voting together as a single class. Unless marked to the contrary, proxies received will be voted AGAINST the shareholder proposal.

Alphabet Recommendation

 OUR BOARD OF DIRECTORS RECOMMENDS A VOTE **AGAINST** THE SHAREHOLDER PROPOSAL.

Proposal Number 9:
Shareholder Proposal Regarding a Report on Politicized Content Moderation

Bowyer Research, Inc., on behalf of The Heritage Foundation, has advised us that it intends to submit the following proposal for consideration at our Annual Meeting.

Report on Risks of Politicized Content Moderation Metrics

WHEREAS: Corporate charitable partnerships have a direct and significant impact on both brand value and market value. When companies rely on organizations engaged in highly controversial activities for such guidance, they risk alienating customers, employees, and shareholders, and expose themselves to significant reputational, legal, and competitive risks. These risks can materially affect Alphabet's brand and market value.

The Southern Poverty Law Center (SPLC) is a prime example. While historically known for legal victories against hate groups, the SPLC now maintains a list[1] of "hate groups" that inaccurately equates mainstream conservatives and Christians, including parental rights organizations, mainstream Catholics,[2] Alliance Defending Freedom, Dr. Ben Carson, and Franklin Graham with extremists.

The SPLC's use of vague, persistently undefined terms like "hate" to vet nonprofits is of deep concern to shareholders, as rhetoric around "hate" generates disturbing real-world consequences, including the 2012 shooting at the Family Research Council and, more recently, the assassination[3] of Charlie Kirk, whose organization, Turning Point USA, the SPLC had previously described as hateful. In both cases, rhetoric surrounding vague terms such as "hate" (and in the case of the Family Research Council, the SPLC's "hate map" was explicitly mentioned[4]) was cited as a factor in these acts of violence. Despite condemning these attacks, the SPLC has not removed the targeted organizations from the hate map.

The SPLC's recent lambasting of Turning Point USA[5] and Focus on the Family[6] as "hate groups" has intensified criticism,[7] including from federal lawmakers,[8] that it targets conservative and Christian groups for their beliefs. Alphabet has been publicly identified as working with the SPLC, including[9] on YouTube's "hate speech" policies. The risks[10] of controversial partnerships skewing such policies are only increasing for Alphabet. A recent House Judiciary report[11] indicated Alphabet's participation in political censorship under the previous administration, along with its use of "fact-checking partners… to support [content] moderation." Shareholders deserve to know that Alphabet's moderation decisions are being made in keeping with its responsibility to political neutrality.

Continued support for the SPLC may be perceived as endorsement of its controversial practices, potentially harming Alphabet's brand and market value. Alphabet is one of the most valuable brands in the world, with its brand value estimated[12] at $900 billion, comprising a significant portion[13] of its almost $3 trillion market capitalization.

The reputational brand risk associated with such partnerships is a significant concern for shareholders. Many companies have refocused their policies to rely on internal vetting systems to better achieve political neutrality, fulfill fiduciary duty, and mitigate the reputational risk of politicized policies. It is time for Alphabet to do the same.

Resolved: Shareholders request that Alphabet conduct an evaluation and issue a report within the next year, at reasonable expense and excluding proprietary and confidential information, analyzing the benefits, costs, and legal, reputational, competitive, and other relevant risks of the use of diagnostic tools created by politicized corporate partners.

---

(1) https://www.splcenter.org/hate-map/
(2) https://www.heritage.org/religious-liberty/commentary/the-fbis-targeting-radical-traditional-catholics-bodes-ill
(3) https://abcnews.go.com/US/tyler-robinson-set-face-formal-charges-shooting-death/story?id=125614396
(4) https://www.frc.org/frcactionpressreleasestemplate/chick-fil-a-donates-to-splc-anti-christian-group-linked-to-shooter-that-stormed-family-research-council#gsc.tab=0
(5) https://www.splcenter.org/resources/reports/turning-point-usa-case-study-hard-right-2024/
(6) https://www.splcenter.org/resources/extremist-files/focus-family/
(7) https://www.wsj.com/opinion/false-charges-of-hate-encourage-violence-d5e07919
(8) https://mcusercontent.com/000045cecbf68668f1c6603a1/files/8deaa23b-77f1-5c2d-fe28-861d7dfdf795/Roy_Select_Committee_Letter_v2_2_.pdf
(9) https://dailycaller.com/2018/02/27/google-youtube-southern-poverty-law-center-censorship/
(10) https://thehill.com/homenews/campaign/377310-conservatives-cry-foul-over-controversial-groups-role-in-youtube-moderation/
(11) https://judiciary.house.gov/sites/evo-subsites/republicans-judiciary.house.gov/files/evo-media-document/2025-09-23-letter-to-hjc.pdf
(12) https://www.campaignlive.com/article/apple-leads-us-dominates-kantars-top-100-global-brands/1918351
(13) https://finance.yahoo.com/quote/GOOG/

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Alphabet Opposing Statement

Our Board of Directors recommends a vote **AGAINST** the shareholder proposal because:

- Our content moderation is governed by established, publicly available policies that apply to all users; we maintain full independence in decision-making; and we provide robust oversight and granular disclosure through existing Transparency Reports, making the requested additional report unnecessary.

Our content moderation is governed by publicly available policies that apply to all users.

Our policies and YouTube's Community Guidelines and Terms of Service apply equally to all users and to all types of content, regardless of the viewpoints expressed. We apply these policies consistently across the globe, using a combination of advanced machine learning and human review.

We maintain full independence in decision-making.

While Alphabet may receive information from a wide range of third-party experts and non-governmental organizations through programs like the YouTube Priority Flagger program (formerly Trusted Flagger), these experts and organizations do not determine our policies or make removal decisions. Partners that are YouTube Priority Flaggers help identify potentially violative content for our internal teams to review, but the ultimate authority on whether content remains on our platforms rests solely with Alphabet.

But moreover, it's important to note that the Southern Poverty Law Center, the organization noted by the proponent, is not a YouTube Priority Flagger.

We already have robust disclosure and oversight.

We already provide the public with granular data that addresses the spirit of this proposal. Our Transparency Reports detail:

- The volume and nature of content removals by policy category.
- The source of flags (automated versus human, including "Organization" flaggers).
- The numbers and types of government requests for content removal.

Our Risk and Compliance Committee provides rigorous oversight of the company's principal legal, policy, and reputational risks, including those related to content moderation and brand value.

The requested report suggests that Alphabet's content moderation is driven by "politicized corporate partners." Our content moderation is in fact driven by our commitment to user safety and platform integrity. Diverting resources to produce an additional report on these well-documented processes would not provide meaningful new information to shareholders.

Given all of this, our Board believes that the additional report requested by this proposal is not necessary and would not provide additional useful information to our shareholders.

Required Vote

Approval of the shareholder proposal requires the affirmative FOR vote of the holders of a majority of the voting power of Alphabet's shares of Class A common stock and Class B common stock present or represented by proxy at the Annual Meeting and entitled to vote thereon, voting together as a single class. Unless marked to the contrary, proxies received will be voted AGAINST the shareholder proposal.

Alphabet Recommendation

 OUR BOARD OF DIRECTORS RECOMMENDS A VOTE **AGAINST** THE SHAREHOLDER PROPOSAL.

Proposal Number 10:
Shareholder Proposal Regarding a Report on Impact of U.S. Immigration Policy

The SOC Investment Group has advised us that it intends to submit the following proposal for consideration at our Annual Meeting.

Resolved: Shareholders request that the Board of Directors provide a publicly available report on how U.S. immigration policy and enforcement impacts Alphabet Inc.'s ("the Company") operations.

Supporting Statement:

Studies show the presence of H-1B workers in a company boosts innovation, patents, and productivity.[1] For every temporary foreign worker employed by a U.S. firm, studies show that 5 to 7.5 new domestic jobs are created, and that those on H-1B visas obtain a disproportionate number of high quality patents.[2] Alphabet was one of the top 10 sponsors of H-1B worker visas in the fiscal year 2025, employing over 4,000 workers with the visa.[3] In September 2025, President Trump issued a proclamation raising the annual fee for skilled foreign workers on H-1B visas from $215 to $100,000.[4] The Company has not disclosed to shareholders how it plans to either move forward without these skilled workers or plan to bear the economic strain from the new fees.

Artificial Intelligence (AI) is reshaping the world and the technology landscape. Alphabet's capital expenditures for 2025, which are driven largely by investment in AI technology and services, are expected to reach up to $93 billion, nearly double those reported in 2024.[5] These investments have been highly successful for Alphabet. The release of the Gemini 3 AI model and Google's custom AI chip was met with praise from consumers and increased share value.[6]

Immigrant talent has been crucial to success of AI development at Alphabet. The Google paper Attention Is All You Need is considered foundational to today's generative AI products.[7] Of its eight authors, six were born outside the United States.[8] In 2024, Google filed a letter to the U.S. Department of Labor stating that immigration policies were limiting its ability to hire top global AI talent and that the Company expected the demand for AI roles to increase significantly going forward.[9]

Additionally, changes to student visa policies in 2025 led to a 17% decline in new international students studying in the U.S. in the fall semester of 2025.[10] More than 50% of computer scientists with graduate degrees and nearly 70% of current graduate students in the U.S. were born abroad.[11] Concerns have been raised that current U.S. immigration policies will lead to "brain drain," an inability to recruit or retain global talent.[12] This is particularly relevant in the field of AI, where foreign countries and companies are eager to catch up with Alphabet's lead in the AI race.[13]

We urge shareholders to vote FOR this proposal.

(1)   https://www.cato.org/blog/dont-ban-h-1b-workers-they-are-worth-their-weight-patents
(2)   https://www.mercatus.org/research/policy-briefs/attracting-global-talent-ensure-america-first-innovation
(3)   https://www.cnbc.com/2025/09/20/trump-h-1b-visa-tech-foreign-governments.html
(4)   https://www.cnn.com/2025/09/20/business/h-1b-fee-trump-immigration-workers
(5)   https://www.bbc.com/news/articles/c5yp2y8rdpro
(6)   https://www.cnbc.com/2025/12/02/the-stock-market-believes-google-is-now-winning-the-ai-race-over-openai-nvidia.html
(7)   https://www.communicationstoday.co.in/china-emerges-as-only-real-rival-to-us-in-global-ai-race/
(8)   https://www.communicationstoday.co.in/china-emerges-as-only-real-rival-to-us-in-global-ai-race/
(9)   https://www.businessinsider.com/google-requests-update-immigration-rules-hire-top-ai-talent-2024-5
(10) https://www.cnbc.com/2025/11/30/international-student-enrollment-decline.html?msockid=0cc029ed1acd634306ad3f651b2b622f
(11) https://cset.georgetown.edu/wp-content/uploads/CSET_US_AI_Workforce.pdf
(12) https://www.americanprogress.org/article/the-trump-administrations-hostility-to-legal-immigration-harms-americas-global-leadership-in-innovation/
(13) https://www.businessinsider.com/trump-foreign-worker-restrictions-h1b-visa-foreign-talent-recruitment-2025-9#china-5

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Alphabet Opposing Statement

Our Board of Directors recommends a vote **AGAINST** the shareholder proposal because:

- The proposal would undermine our ability to manage ordinary business operations, specifically our global workforce and talent acquisition strategies.
- We already provide comprehensive public disclosures regarding human capital management, and the requested report could expose sensitive strategic planning data.

Managing our global workforce and talent acquisition strategy is a core component of our ordinary business operations.

Attracting and retaining the world's foremost technical talent, particularly in highly specialized fields like AI, is fundamental to our success and constitutes an essential part of our day-to-day business operations. Decisions regarding workforce planning, geographic resource allocation, and talent acquisition budgets — including the management of visa-related expenses — are inherently complex and confidential business information. These matters are best executed by our management team, who possess the necessary expertise to weigh macroeconomic trends, regulatory shifts, and operational requirements.

Disclosing specific operational plans regarding talent constraints could result in competitive harm.

The global competition for specialized engineering and AI talent is exceptionally fierce. Publicly detailing our internal strategies for navigating these specific constraints would provide our competitors with a roadmap to our talent models and plans. Protecting this strategic workforce planning is a business imperative.

We already provide disclosures regarding our human capital management and related risks.

We provide comprehensive disclosures regarding the material risks associated with our operations. Through our Annual Report on Form 10-K and other SEC filings, we regularly update our shareholders on the risks associated with our ability to attract and retain highly skilled personnel, as well as the potential impacts of changing international regulations and immigration policies. Further, our Compensation Committee provides dedicated oversight of human capital management matters.

Our Board therefore believes that these existing oversight mechanisms and public disclosures provide shareholders with the appropriate level of insight into material risks without compromising our strategic position, so that the additional report requested by this proposal is not necessary and would not provide additional useful information to our shareholders.

Required Vote

Approval of the shareholder proposal requires the affirmative FOR vote of the holders of a majority of the voting power of Alphabet's shares of Class A common stock and Class B common stock present or represented by proxy at the Annual Meeting and entitled to vote thereon, voting together as a single class. Unless marked to the contrary, proxies received will be voted AGAINST the shareholder proposal.

Alphabet Recommendation

 OUR BOARD OF DIRECTORS RECOMMENDS A VOTE **AGAINST** THE SHAREHOLDER PROPOSAL.

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Proposal Number 11:
Shareholder Proposal Regarding a Report on Data Privacy

Zevin Asset Management, on behalf of Denise and Gerald Bergman, as lead filer, along with other co-filers, whose names, addresses, and shareholdings will be provided by us upon request, have advised us that they intend to submit the following proposal for consideration at our Annual Meeting.

RESOLVED: Shareholders request the Board of Directors issue public reporting, prepared at reasonable cost and omitting proprietary information, assessing operational, reputational, regulatory and legal risks to Alphabet, Inc. (the Company) arising from gaps in the Company's policies, controls, and oversight systems of customer and user data processed through Google Services and Google Cloud. The report should evaluate how governance gaps could lead Google's products, infrastructure, or cloud services to facilitate surveillance, censorship, profiling, and targeting in contexts of governmental overreach and recommend risk-mitigation measures.

Alphabet's business model depends heavily on the processing and storage of user and enterprise customer data across Google Services and Google Cloud. When customers misuse Google products, or when the Company's own data-governance practices contradict their terms of service, Alphabet risk exposure includes:

- Operational risk when misuse triggers regulatory intervention, including mandated tool restrictions, audits, or requirements to modify or localize cloud infrastructure. For example, Google settled a lawsuit in 2023 alleging that the Company collected personal information from users browsing with Chrome's "incognito mode."[1]

- Reputational risks tied to data access and misuse in jurisdictions with expansive government access to personal data. Misuse of Google Cloud infrastructure can lead to violations of service-level agreements or data-processing terms if cloud tools are misused by customers or accessed by government actors beyond terms of service. For example, Google's participation in Project Nimbus may not align with its data governance principles that prohibit uses that "violate, or encourage the violation of, the legal rights of others," or for any "invasive" purpose, or anything "that can cause death, serious harm, or injury to individuals or groups of individuals."[2] By accepting alert mechanisms and contract terms that limit Google's ability to restrict governmental use of its cloud services, the Company appears to conflict with its acceptable use policy.[3]

- Regulatory penalties leading to fines under the European Union's General Data Protection Regulation (GDPR) of up to 4% of global annual revenue.[4] Google has already faced major GDPR actions, including a €50 million fine from France's data protection authority for inadequate transparency and consent processes.[5]

- Litigation and class-action exposure when data is collected, processed, or accessed in ways inconsistent with user expectations or product disclosures. For example, in 2025, a U.S. federal jury ordered Google to pay US$425 million in damages for violating the privacy rights of almost 100 million users who alleged Google continued collecting device and usage data after they disabled tracking settings.[6]

Alphabet's current risk disclosures address data security, government access, and reputational exposure but do not discuss downstream risks associated with customer deployments of Google Cloud or scenarios in which government access requirements or custom contracting terms may substantially increase risk. Shareholders would benefit from greater transparency into Google's protocol to comply with its own privacy and data protection standards.

---

[1] https://www.theguardian.com/technology/2024/apr/01/google-destroying-browsing-data-privacy-lawsuit
[2] https://cloud.google.com/terms/aup
[3] https://www.theguardian.com/us-news/2025/oct/29/google-amazon-israel-contract-secret-code
[4] https://gdpr-info.eu/issues/fines-penalties/
[5] https://www.edpb.europa.eu/news/national-news/2019/cnils-restricted-committee-imposes-financial-penalty-50-million-euros_en
[6] https://news.bloomberglaw.com/class-action/google-violated-privacy-of-nearly-100-million-users-jury-finds

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Alphabet Opposing Statement

Our Board of Directors recommends a vote **AGAINST** the shareholder proposal because:

- We have implemented a robust, multi-layered framework for data privacy and security through our "secure by default" and "privacy by design" approaches.
- Our existing, extensive disclosures already provide meaningful transparency regarding government access to data.
- Our Board and its committees maintain rigorous oversight of legal, regulatory, and reputational risks associated with data governance.

Our multi-layered framework already addresses the fundamental concerns of this proposal.

Our Board believes that our existing policies and technical safeguards effectively mitigate the risks cited by the proponent. We continuously invest in building products that are secure by default, ensuring that data protection is an inherent feature rather than an afterthought. Our technical leadership in data governance includes:

- **Secure AI Framework:** Our Secure AI Framework is a defense-in-depth approach that embeds security into every layer of our AI systems — from data and infrastructure to models and applications. The Framework is premised on six core elements, including strong security foundations, detection and response, automated defenses, harmonized platform-level controls, adaptable controls to mitigate emerging threats, and end-to-end risk assessments.

- **Privacy and Data Protection:** We maintain an industry-leading privacy and data protection program consisting of controls designed to identify, govern, and mitigate material data privacy and data protection risks. These controls include processes to review products and services against privacy, minimization, and data protection policies throughout the development cycle. The program is regularly reviewed and updated based on the results of annual risk assessment.

- **Strict Policy Prohibitions:** Our policies strictly prohibit the use of sensitive categories — such as race, religion, or sexual orientation — for personalized advertising, directly addressing concerns regarding discriminatory "profiling."

- **Voluntary Security Commitments:** We signed the Secure by Design Pledge — a commitment to specific security goals alongside the U.S. Cybersecurity & Infrastructure Security Agency — and work to ensure that our products are resilient against unauthorized access.

- **Google Cloud Governance:** Google Cloud maintains dedicated data governance policies, procedures, controls, and product launch processes, overseen by a risk council. It also has robust operational policies and procedures in place to protect against unlawful or excessive requests for its customers' data by governmental authorities. Google Cloud acts as a data processor of its customers' data, meaning it is prohibited from using that data for its own purposes, such as ads or profiling. Google Cloud services regularly undergo independent verification of their security, privacy, and compliance controls, achieving certifications (such as ISO, SOC, and FedRAMP), attestations, and audit reports to demonstrate compliance. Further, we empower customers to conduct their own data protection impact assessments, and we work closely with them to address any concerns.

Our existing disclosures provide comprehensive risk assessment.

The requested report is unnecessary as our existing reporting already provides granular transparency:

- **Google Transparency Report:** Since 2010, we have provided granular, country-level data on government requests for user information and content removals, shedding light on how the policies and actions of governments affect our users' privacy, security, and access to information. As part of the wider Transparency Report, Google Cloud provides additional, specific detail regarding governmental disclosures that impact enterprise customers.

- **Responsible AI Progress Report:** Our annual reports detail how we govern, map, and manage AI risk throughout the development lifecycle, including evaluations for representational harms and bias.

- **Regulatory Reporting:** We already provide substantive metrics under global frameworks like the EU Digital Services Act, which include risk assessments related to fundamental rights.

We maintain robust risk oversight of data privacy and security.

Our Board believes that our governance structure directly addresses the fundamental concerns of this proposal regarding policies, controls, and oversight. Notably, our Risk and Compliance Committee:

- oversees principal legal, policy, reputational, and operational risks, including compliance with global laws and regulations;
- periodically reviews risks relating to the company's positions on legislation, enforcement, and social issues significant to our global operations; and
- meets regularly in executive sessions with key management personnel, including our Chief Legal Officer and Chief Compliance Officer as appropriate, to oversee our work in effectively integrating risk-mitigation measures into our business strategy.

We believe our existing extensive disclosures and established oversight mechanisms align our data practices with our long-term strategic goals and the best interests of our shareholders. Preparing the separate, bespoke report requested by the proponent would be duplicative and an ineffective use of our resources.

Given all of this, our Board believes that the additional report requested by this proposal is not necessary and would not provide additional useful information to our shareholders.

Required Vote

Approval of the shareholder proposal requires the affirmative FOR vote of the holders of a majority of the voting power of Alphabet's shares of Class A common stock and Class B common stock present or represented by proxy at the Annual Meeting and entitled to vote thereon, voting together as a single class. Unless marked to the contrary, proxies received will be voted AGAINST the shareholder proposal.

Alphabet Recommendation

 OUR BOARD OF DIRECTORS RECOMMENDS A VOTE **AGAINST** THE SHAREHOLDER PROPOSAL.

Proxy Statement
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Appendix

Proposal Number 12:
Shareholder Proposal Regarding AI Board Oversight

The Shareholder Association for Research & Education, on behalf of the Pension Plan of The United Church of Canada, as lead filer, along with other co-filers, whose names, addresses, and shareholdings will be provided by us upon request, have advised us that they intend to submit the following proposal for consideration at our Annual Meeting.

RESOLVED, Shareholders request the Board of Directors of Alphabet, Inc. ("Alphabet") to update the Audit Committee (the "Committee") Charter to provide formal oversight on the responsible development and deployment of artificial intelligence ("AI") and AI-related risks that may impact the human rights of users and other stakeholders, including reviewing and discussing with the full Board matters deemed by the Committee to be significant on Alphabet's AI strategies, policies and initiatives; public policy and regulatory risks pertaining to AI; and implementation of Alphabet's policies governing the development and deployment of AI.

Supporting Statement:

Alphabet has committed to "expanding [its] investment in AI across the entire company," investing more than $75 billion in capital expenditures to advance AI development across the business in 2025 alone.

In October 2025, Alphabet amended its Audit Committee Charter ("Charter") and Risk and Compliance Committee Charter to remove oversight of civil and human rights, which was formally integrated in 2020. As the company ramps up its investment in AI, this rollback leaves an accountability gap around responsible AI governance addressing human rights risks. The fast pace of investments and implementation of AI in the coming years warrants the board's attention to these issues. The development and deployment of AI may create new unforeseen risks to the human rights of billions of users and stakeholders or exacerbate existing risks, thus increasing Alphabet's risk exposure. At present, the Charter is unclear as to whether the board formally oversees material AI-related risk and implementation of its responsible AI policies.

Alphabet acknowledged that its "evolving AI-related efforts may give rise to risks related to harmful content, inaccuracies, discrimination, intellectual property infringement or misappropriation, violation of rights of publicity, defamation, data privacy, cybersecurity, and other issues […] [Its] implementation of AI systems could subject [Alphabet] to competitive harm, regulatory action, legal liability".

Oversight of AI vested in the Committee would ensure that the Board has the specialized expertise and dedicated focus needed to evaluate the risks, opportunities and compliance obligations unique to the AI systems that Alphabet develops and deploys. This is an increasingly common practice in the industry and is aligned with peers such as Microsoft, eBay, Cisco, and Comcast, which have assigned the oversight on AI, responsible AI, or AI-related risks to at least one Board committee.

Poor AI governance may lead to greater risk exposure and may in turn cost more to address any necessary changes. As illustrated by a recent derivative lawsuit settlement between shareholders and Alphabet, unaddressed vulnerabilities in AI governance systems may eventually lead to costly and resource-intensive interventions, whether they result from regulatory enforcement, litigation, or voluntary reforms. Proactive and effective AI governance aligning with best practice would reduce the likelihood of the risk to materialize and the scale of eventual remedy costs.

Formalizing AI oversight in the Charter is therefore a sound corporate governance exercise that would assure shareholders that the Board oversees material risks related to the development and deployment of responsible AI within Alphabet's long-term growth strategy.

Alphabet Opposing Statement

> Our Board of Directors recommends a vote **AGAINST** the shareholder proposal because:
>
> - The Board as a whole is ultimately responsible for risk oversight at Alphabet, including the strategic, execution, and human rights risks associated with AI.
> - Existing committee structures provide focused, multi-layered oversight of legal, policy, operational, and reputational risks, and those committees report directly to the full Board.
> - Our Board features unparalleled technical and scientific depth, uniquely qualifying it to navigate AI complexities without the need for prescriptive mandates.

Our integrated internal governance and risk management protocols effectively manage AI risks.

We are committed to a principled approach to AI governance that renders this proposal unnecessary. Our commitment is operationalized through a robust, multi-layered approach prioritizing responsible innovation. Appropriate risk management starts at the operational level, where our systems, processes, and protocols seek to identify and mitigate risks posed by our AI activities. We have been bringing AI into our products and services for more than two decades and regularly consider the risks and benefits of new technologies before release.

Our senior management continues to oversee emerging issues in AI, integrating our AI review work into enterprise risk management frameworks to promote compliance with evolving laws and standards. Our AI governance teams collaborate closely with subject matter experts across privacy, security, trust and safety, and human rights.

Our full Board maintains ultimate oversight of AI strategy and risk.

Our Board believes that oversight of risks associated with the development and deployment of AI is already being carried out effectively at the full Board level. As set forth in our Corporate Governance Guidelines, our Board is ultimately responsible for covering strategic, financial, and execution risks associated with our business strategy, product innovation, and policy matters.

AI strategy is a long-standing topic that is regularly and extensively covered at full Board meetings. These regular discussions mean that the entire Board — not just a single committee — oversees our business strategies and plans as they relate to AI, ensuring clear accountability.

We optimize oversight through dedicated, specialized committees.

While the full Board is responsible for risk oversight, it has optimized its committee structure to provide focused and expert attention to AI-related risks:

- Established in October 2025, the **Risk and Compliance Committee** assists our Board in its oversight of our principal legal, policy, reputational, and operational risks, including those related to AI, as needed.
- The **Audit Committee** focuses on risks and exposures associated with financial matters, particularly strategy, our operations and infrastructure, including reliability, business continuity, and capacity.
- The **Compensation Committee** oversees leadership development matters, including those relating to AI talent.

These committees meet in executive session with key management personnel and report back to the full Board.

These broad topics reflect the global, complex, and evolving nature of our business. AI is fundamental to our core operations and may impact many areas of risk, including privacy and data governance, competition, legal, regulatory, compliance, online child welfare, civil and human rights, human capital management, and reputational risks. The existing broad categories in our Committee Charters allow our Committees to be nimble and flexible as these risks arise and evolve.

Our Board features unmatched expertise in technology and risk management.

Our directors bring extensive experience as entrepreneurs, technologists, financial and operational experts, academics, scientists, investors, advisors, nonprofit board members, and government leaders, among others. Specifically, our Board maintains a unique foundational and visionary perspective through our co-founders and CEO, whose leadership is complemented by directors with experience at the helm of world-renowned universities and leading organizations. This range and depth of expertise make prescriptive charter updates unnecessary.

We pioneered industry-leading transparency on AI responsibility.

In 2018, we were one of the first companies to publish AI Principles, which guide our bold and responsible approach to AI. Since 2019, we have provided regular transparency into how we implement those principles, and we continue to lead the industry in disclosure and accountability:

- **Annual Responsible AI Progress Report:** Most recently, in February 2026, we published our latest annual update detailing how we govern, map, measure, and manage AI risk throughout the development lifecycle. Our update highlights our progress in building out governance structures for AI product launches and provides detailed insights into our policies and processes for developing advanced systems.
- **Detailed Technical Disclosures:** We provide transparency through model cards and technical reports — such as those for Gemini and other models — which offer evaluation results using industry benchmarks and outline methods for identifying and mitigating issues.

Given our existing robust governance structure, where the full Board actively directs AI oversight supported by specialized committees, and extensive disclosure on AI responsibility, our Board believes that this proposal is unnecessary and would not provide incremental benefit to our shareholders.

Required Vote

Approval of the shareholder proposal requires the affirmative FOR vote of the holders of a majority of the voting power of Alphabet's shares of Class A common stock and Class B common stock present or represented by proxy at the Annual Meeting and entitled to vote thereon, voting together as a single class. Unless marked to the contrary, proxies received will be voted AGAINST the shareholder proposal.

Alphabet Recommendation

 OUR BOARD OF DIRECTORS RECOMMENDS A VOTE **AGAINST** THE SHAREHOLDER PROPOSAL.

Proposal Number 13: Shareholder Proposal Regarding a Report on AI-Generated Misinformation

Vancity Investment Management has advised us that it intends to submit the following proposal for consideration at our Annual Meeting.

Preventing Material Risks from AI-generated Misinformation

Whereas: Generative AI is central to Google's business, with Gemini, Gemma, Veo 3, and Nano Banana models integrated across the company's offerings. Google's AI Overviews have two billion monthly users,[1] with many users relying on Overviews instead of clicking on traditional search links.[2] In October 2025, Alphabet reported record quarterly revenue, with CEO Pichai saying, "We're seeing AI now driving real business results across the company."[3]

Yet generative AI is prone to falsehoods. Google has acknowledged that so-called "hallucinations" are "a problem for all large language models across the industry."[4] NewsGuard, which assesses information reliability, found Gemini "spreads false claims" nearly 17% of the time.[5] Model accuracy can also be impacted by bad training data[6] and efforts to "poison" models by bad actors.[7]

Shareholders are concerned that Google generative AI produces falsehoods that cause real world harm and engender legal, regulatory, financial, and reputational risks to Alphabet. Ultimately, the proliferation of AI related falsehoods is creating a larger problem for society, what has been called "epistemic collapse" – a world in which users are increasingly unable to discern what is true or authentic.

Google has been sued in Delaware,[8] Washington DC,[9] Minnesota,[10] and Brazil[11] for harms allegedly incurred as a result of falsehoods produced by Google's generative AI. Google's generative AI models have stirred controversy that could threaten its business; in October 2025, the Gemma model was removed from Google's AI Studio platform after a U.S. senator alleged that it fabricated "serious criminal allegations" about her. Amidst widespread media coverage, the senator advised Google: "Shut it down until you can control it."[12]

Google's Veo 3 – which can generate hyperrealistic video depicting misleading information – has been integrated into YouTube Shorts; a PC Magazine reviewer says it "has the potential to create disinformation on a catastrophic scale." NewsGuard says Google's Nano Banana Pro is a "misinformation superspreader" that advanced false claims about politicians, public health topics, and top brands 100 percent of the time when prompted to do so.[13]

While Google's policy guidelines aim to prohibit generative AI from producing harmful factual inaccuracies, shareholders question whether they are sufficiently effective at mitigating risks to the company amidst a proliferation of lawsuits and new regulation regarding generative AI.[14] Without policies and practices that minimize generative AI falsehoods, there is considerable risk to Alphabet, and an "existential threat"[15] to generative AI technology itself.

Resolved: Shareholders request that the Board commission a third-party assessment, at reasonable expense, of additional actions the company could take to mitigate the proliferation of false information on the platform and report to shareholders, omitting proprietary or privileged information, with a summary of the outcome of the assessment. At board and management's discretion, the report may include additional uses of human, algorithmic, whistleblower or other methods to more promptly detect and eliminate false information and prevent its elevation and dissemination.

---

(1) https://techcrunch.com/2025/07/23/googles-ai-overviews-have-2b-monthly-users-ai-mode-100m-in-the-us-and-india/
(2) https://www.pewresearch.org/short-reads/2025/07/22/google-users-are-less-likely-to-click-on-links-when-an-ai-summary-appears-in-the-results/#:~:text=Google%20users%20who%20encounter%20an,are%20Wikipedia%2C%20YouTube%20and%20Reddit.
(3) https://www.techbuzz.ai/articles/google-hits-historic-100b-quarter-as-ai-drives-growth-explosion
(4) https://s3.documentcloud.org/documents/26219988/blackburngoogle.pdf
(5) https://www.newsguardtech.com/press/newsguard-one-year-ai-audit-progress-report-finds-that-ai-models-spread-falsehoods-in-the-news-35-of-the-time/
(6) https://www.theguardian.com/technology/2024/nov/04/google-meta-efamation-ai-generated-responses-australia
(7) https://www.theguardian.com/technology/2024/nov/04/google-meta-efamation-ai-generated-responses-australia
(8) https://www.abajournal.com/news/article/suit-says-google-spread-radioactive-lies-against-conservative-activist-through-ai-platforms

(9) https://www.reuters.com/sustainability/boards-policy-regulation/rolling-stone-billboard-owner-penske-sues-google-over-ai-overviews-2025-09-14/

(10) https://futurism.com/company-sues-google-ai-overviews

(11) https://valorinternational.globo.com/law/news/2025/06/06/court-orders-google-to-pay-damages-for-ai-generated-misinformation.ghtml

(12) https://www.theverge.com/news/812376/google-removes-gemma-senator-blackburn-hallucination

(13) https://www.newsguardrealitycheck.com/p/google-new-ai-image-generator-misinformation-superspreader?utm_source=substack&publication_id=2106147&post_id=180625003&utm_medium=email&utm_content=share&utm_campaign=email-share&triggerShare=true&isFreemail=true&r=wcq9&triedRedirect=true

(14) https://roninlegalconsulting.com/ai-generated-defamation-and-legal-liability-a-closer-look/ ; https://www.americanbar.org/groups/business_law/resources/business-law-today/2025-august/recent-developments-artificial-intelligence-cases-legislation/ ; https://www.bakerlaw.com/services/artificial-intelligence-ai/case-tracker-artificial-intelligence-copyrights-and-class-actions/ ; https://sustainabletechpartner.com/topics/ai/generative-ai-lawsuit-timeline/

(15) https://www.theatlantic.com/technology/archive/2024/06/google-ai-overview-libel/678751/

Alphabet Opposing Statement

> Our Board of Directors recommends a vote **AGAINST** the shareholder proposal because:
>
> • Our existing multi-layered governance framework, grounded in our foundational AI Principles, robust policies and procedures, and comprehensive technical disclosures, demonstrates the efforts we take to mitigate the risks of generative AI misinformation on our platforms.

Our foundational AI Principles guide our work.

We first published our AI Principles in 2018 and they continue to guide our bold and responsible vision of AI. We are innovating and deploying AI in products used by and benefiting people everywhere, contributing to scientific advances that deepen our understanding of the world, and helping humanity address its most pressing challenges and opportunities. Our approach is now fully embedded within our product development and research lifecycles. We regularly review AI models and systems, including generative AI applications, for accuracy and appropriateness. As the technology evolves, we are expanding our evaluation and testing of new models and we provide regular updates on our work to develop and deploy AI responsibly. Our Gemini 3 model underwent the most comprehensive safety evaluations of any Google AI model to date.

Robust policies and procedures mitigate misinformation risk.

We have robust policies and procedures to protect against the risk of generative-AI-enabled misinformation while preserving the benefits of AI tools. We have established policy frameworks that set guardrails on the types of content our models generate. We regularly review and update the content and enforcement of these policies in response to emerging risks and new product features. We also have terms of service that prohibit improper use of our generative AI models and applications. While we have been clear that large-language models (LLMs) occasionally produce incorrect or inaccurate outputs, multiple steps, including reinforcement learning, supervised fine-tuning, grounding, and internal and external adversarial testing, help our models produce factual information when prompted to. To address model accuracy, we use the FACTS Leaderboard, a suite of methods published in November 2025 to evaluate LLM factuality.

We use additional guardrails such as machine-learning classifiers, to detect and block policy-violating outputs. We continually strive to improve the quality of our generative AI models and applications, through both pre-launch testing and ongoing fine-tuning, which allows us to learn from mistaken outputs and improve model performance.

As detailed in our February 2026 Responsible AI Progress Report, we conduct unstructured, adversarial testing designed to uncover unexpected risk vectors that standard evaluations might miss. In 2025, our Content Adversarial Red Team completed over 350 exercises across all modalities — including text, audio, images, and video — as well as complex capabilities like agentic AI, allowing us to map risks to stay ahead of a rapidly shifting threat landscape. Additionally, we have introduced our SynthID tool, a state-of-the-art watermarking technology that embeds imperceptible identifiers into AI-generated text, images, audio, and video to help track the origins of content and mitigate the spread of misinformation.

We are also advancing holistic image transparency by developing the experimental Backstory tool to identify AI-generated or manipulated context. And we are providing substantial technical contributions to the industry-standard C2PA provenance framework.

We provide transparency into this ongoing work via public reporting, including our Digital Services Act systematic risk assessment and our EU Code of Practice on Disinformation report.

We provide additional transparency through technical disclosures.

We publish frequent and detailed technical disclosures and have partnerships with independent evaluators like Apollo Research, Vaultis, and Dreadnode. For our frontier models, Model Cards provide essential information regarding model creation, function, and intended use. Our 2026 Responsible AI Progress Report further outlines our methods for governing, mapping, measuring, and managing AI risks under the oversight of various internal committees that include members of Google's senior management and our Board.

Given our existing multi-layered governance framework, grounded in our AI Principles, robust policies, and extensive public transparency, our Board believes that the third-party assessment requested by this proposal is unnecessary and would not offer additional benefit to our shareholders.

Required Vote

Approval of the shareholder proposal requires the affirmative FOR vote of the holders of a majority of the voting power of Alphabet's shares of Class A common stock and Class B common stock present or represented by proxy at the Annual Meeting and entitled to vote thereon, voting together as a single class. Unless marked to the contrary, proxies received will be voted AGAINST the shareholder proposal.

Alphabet Recommendation

 OUR BOARD OF DIRECTORS RECOMMENDS A VOTE **AGAINST** THE SHAREHOLDER PROPOSAL.

Proxy Statement
Summary &
Highlights

Corporate
Governance

Director and
Executive
Compensation

Audit Matters

Proposals

Q&A

Appendix

Proposal Number 14:
Shareholder Proposal Regarding a Report on AI Data Usage Oversight

The National Legal and Policy Center has advised us that it intends to submit the following proposal for consideration at our Annual Meeting.

Report on AI Data Usage Oversight

Whereas: The immense and transformative potential of artificial intelligence comes with substantial risks.

The development and training of AI systems rely on vast amounts of data, and information available via the Internet may no longer satisfy developers' growing demand for high-quality source inputs.[1][2][3] Thus regulators, investors, and consumers are concerned that developers will draw from unethical or illegally-obtained sources – such as personal information collected online,[4][5] copyrighted works,[6] and proprietary commercial information provided by users.[7]

Supporting Statement: Alphabet Inc. ("Alphabet" or "Company") is a major player in the AI arms race,[8] which has helped push the Company to one of the highest market capitalizations in the world.[9]

Some outlets project that the "unrivaled" data access and dominance in the search market[10] of subsidiary Google positions Alphabet to eventually overtake its AI competitors[11] and establish dominance in the generative AI market. Alphabet has already introduced AI features into its major businesses, to great effect.[12] Considering Alphabet's suspect record on data ethics, shareholders, consumers, and businesses should be concerned that the Company's AI expansion will drive further misconduct.

Past abuses include:

- On behalf of the European Union, Ireland's Data Protection Commission has opened an inquiry into one of Alphabet's AI models, which could be a "'high risk to the rights and freedoms of individuals' in the EU."[13]
- Google settled a "class-action suit that sought damage payments of at least $5 billion"[14] for "pervasively tracking their internet use through browsers set in 'private' mode."[15] The Company agreed to delete all the data collected.[16]
- Google abandoned plans to remove third-party cookies from its Chrome browser after advertisers expressed concerns about the effectiveness of Google's personalized advertising – Alphabet's largest revenue driver.[17][18]
- The Company has longstanding ties with U.S. intelligence agencies, which raises concerns about Alphabet's role in surveillance on US citizens.[19][20]

These are just a few of Alphabet's many privacy and ethics violations.[21][22][23][24]

Prioritizing data ethics in Alphabet's AI development will help avoid harmful reputational, fiduciary, regulatory[25][26] and litigative consequences.[27] Developers who prioritize ethical data usage will reap the benefits of consumer trust,[28] while those that do not will suffer.

Alphabet's position in the AI arms race, and its associated historic valuation, hang in the balance.

Resolved: Shareholders request the Company to prepare a report, at reasonable cost, omitting proprietary or legally privileged information, to be published within one year of the Annual Meeting and updated annually thereafter, which assesses the risks to the Company's operations and finances, and to public welfare, presented by the real or potential unethical or improper usage of external data in the development, training, and deployment of its artificial intelligence offerings; what steps the Company takes to mitigate those risks; and how it measures the effectiveness of such efforts.

---

(1) https://www.wsj.com/tech/ai/ai-training-data-synthetic-openai-anthropic-9230f8d8
(2) https://www.theguardian.com/technology/2025/jan/09/elon-musk-data-ai-training-artificial-intelligence
(3) https://www.bloomberg.com/news/features/2024-12-13/ai-wants-more-data-more-chips-more-power-more-water-more-everything
(4) https://www.scientificamerican.com/article/your-personal-information-is-probably-being-used-to-train-generative-ai-models/
(5) https://hai.stanford.edu/news/privacy-ai-era-how-do-we-protect-our-personal-information
(6) https://www.skadden.com/insights/publications/2025/05/copyright-office-report

(7) https://www.forbes.com/councils/forbestechcouncil/2025/11/13/the-ai-security-blindspot-how-unauthorized-ai-tools-are-creating-corporate-vulnerabilities/

(8) https://www.fool.com/investing/2025/08/16/this-underrated-artificial-intelligence-ai-stock-h/

(9) https://companiesmarketcap.com/alphabet-google/marketcap/

(10) https://finance.yahoo.com/news/alphabet-discreet-ai-leader-140002698.html?guccounter=1

(11) https://www.nasdaq.com/articles/alphabets-secret-weapon-global-artificial-intelligence-ai-race

(12) https://www.ft.com/content/05ddf6f8-87b0-4015-b7a4-20c3f8d3d96e

(13) https://apnews.com/article/google-ireland-european-union-data-privacy-artificial-intelligence-e0bb5f7d38653724ba65e5d6c30266f7

(14) https://www.forbes.com/sites/johanmoreno/2023/12/28/google-reaches-preliminary-settlement-in-high-stakes-privacy-suit/

(15) https://www.reuters.com/article/us-alphabet-google-privacy-lawsuit-idUSKBN23933H/

(16) https://time.com/6962521/google-incognito-lawsuit-data-settlement/

(17) https://www.tradingview.com/symbols/NASDAQ-GOOG/financials-revenue/

(18) https://www.reuters.com/technology/uks-competition-watchdog-work-with-google-tackle-concerns-over-chrome-cookies-2024-09-24/

(19) https://qz.com/1145669/googles-true-origin-partly-lies-in-cia-and-nsa-research-grants-for-mass-surveillance

(20) https://mronline.org/2022/07/27/national-security-search-engine/

(21) https://techcrunch.com/2023/01/17/privacy-sandbox-topics-api-criticism/

(22) https://newrepublic.com/article/161629/sad-implosion-googles-ethical-ai

(23) https://www.reuters.com/world/europe/france-imposes-fines-facebook-ireland-google-2022-01-06/

(24) https://www.businessinsider.com/google-plus-class-action-settlement-how-to-claim-cash-payment-2020-8

(25) https://hbr.org/2023/05/who-is-going-to-regulate-ai

(26) https://www.ftc.gov/policy/advocacy-research/tech-at-ftc/2024/01/ai-companies-uphold-your-privacy-confidentiality-commitments

(27) https://www.cnbc.com/2024/01/05/microsoft-openai-sued-over-copyright-infringement-by-authors.html

(28) https://www.pewresearch.org/short-reads/2023/10/18/key-findings-about-americans-and-data-privacy/

Alphabet Opposing Statement

Our Board of Directors recommends a vote **AGAINST** the shareholder proposal because:

- Our AI and data governance frameworks, coupled with our stringent privacy and safety policies, provide comprehensive oversight of AI development and data usage risks.

- We actively collaborate with the broader online ecosystem to advance privacy standards and mitigate security risks.

Our AI and data governance and management structures provide effective oversight of key risks related to AI development and data usage.

We operate an authoritative, comprehensive, and auditable system of record for all of our AI assets, including our models, our applications, and the workflows that produce them. This system is foundational to our commitment to AI safety and governance. We annotate all AI assets with detailed tracking of data origins and usage (auditable lineage). This detailed tracking is designed to meet our internal compliance standards and to address emerging legislation, such as the European Union's AI Act, enhancing transparency and accountability in our AI development processes.

In addition, we are deeply committed to user privacy and maintain protocols regarding private data and tracking. Our policies are designed to protect user privacy and safety through responsible data practices, including limits on the personal information that is used and saved, use of advanced privacy technologies to help keep personal information private, and privacy protocols followed throughout the product development lifecycle. We understand the importance of safeguarding user information and have implemented measures to protect it. We also provide our users with clear and accessible information about how their data is used and offer them meaningful privacy controls. We employ advanced security technologies and practices to protect user data from unauthorized access, use, or disclosure. And we are committed to complying with all applicable privacy laws and regulations, such as the European Union's General Data Protection Regulation.

Proxy Statement
Summary &
Highlights

Corporate
Governance

Director and
Executive
Compensation

Audit Matters

Proposals

Q&A

Appendix

We take seriously the risks to AI safety and security stemming from the improper use of external data. We have implemented governance processes for our AI launches. This includes governance of the data used in generative AI launches in line with our ethical standards and legal requirements. We also conduct extensive safety evaluations to identify and mitigate potential risks associated with data use and model behavior.

We actively collaborate with the broader online ecosystem to advance privacy standards and mitigate security risks.

Google is committed to responsibly using data. In 2023, we published an update on web publisher controls, providing a clear and easy-to-use mechanism for publishers to opt out of having data on their sites crawled for Google's AI training. We track and implement these opt-out requests and continue to expand the controls publishers can use to manage whether their sites help improve various Google products.

Our AI work conforms to our Secure AI Framework, which we designed to mitigate security risks specific to AI systems across the public and private sectors. That Framework is part of our commitment to protecting privacy and security across the internet. Our work with policymakers and standards organizations, such as the National Institute of Standards & Technology, the G7 Hiroshima Process, the OECD, and the International Standards Organization, contributes to evolving regulatory frameworks. We are advancing this work and fostering industry support by forming the Coalition for Secure AI, with other founding members including Anthropic, Amazon, Cisco, Cohere, Chainguard, GenLab, IBM, Intel, Microsoft, NVIDIA, OpenAI, Paypal, and Wiz, to address critical challenges in implementing secure AI systems.

We believe our AI and data governance and management structures and continued work with regulators and the broader community on our initiatives address the concerns raised by the proponent. Moreover, we continuously monitor the evolving landscape of AI and regulation to address emerging risks and facilitate long-term compliance. Consequently, our Board believes that adopting this proposal would not be in the best interests of the company and our shareholders.

Required Vote

Approval of the shareholder proposal requires the affirmative FOR vote of the holders of a majority of the voting power of Alphabet's shares of Class A common stock and Class B common stock present or represented by proxy at the Annual Meeting and entitled to vote thereon, voting together as a single class. Unless marked to the contrary, proxies received will be voted AGAINST the shareholder proposal.

Alphabet Recommendation

 OUR BOARD OF DIRECTORS RECOMMENDS A VOTE **AGAINST** THE SHAREHOLDER PROPOSAL.

Questions and Answers About the Proxy Materials and the Annual Meeting

Proxy Materials

1. **Why am I receiving these materials?**

   Our Board made these materials available to you online, or, upon your request, has delivered printed proxy materials to you, in connection with the solicitation of proxies for use at Alphabet's 2026 Annual Meeting of Shareholders (Annual Meeting), which will take place on Friday, June 5, 2026 at 9:00 a.m., Pacific Time, via our virtual meeting site at **www.virtualshareholdermeeting.com/GOOGL26**. You are invited to participate in and vote on the items of business described in this proxy statement at the Annual Meeting if you were a holder of Alphabet Class A or Class B common stock as of the close of business on April 6, 2026, the Record Date for the Annual Meeting, or hold a valid proxy for the Annual Meeting. This proxy statement includes information that we are required to provide to you under the SEC rules and that is designed to assist you in voting your shares.

2. **What is included in the proxy materials?**

   The proxy materials include:

   • this proxy statement;

   • our 2025 Annual Report to Shareholders, which includes our Annual Report on Form 10-K for the fiscal year ended December 31, 2025; and

   • the proxy card or a voting instruction form for the Annual Meeting.

3. **What information is contained in this proxy statement?**

   The information in this proxy statement relates to the proposals to be voted on at the Annual Meeting, the voting process, the compensation of our directors and certain of our executive officers, corporate governance, and certain other required information.

4. **Why did I receive a notice in the mail regarding the internet availability of proxy materials instead of a full set of proxy materials?**

   In accordance with rules adopted by the SEC, we may furnish proxy materials, including this proxy statement and our Annual Report, to our shareholders by providing access to such documents online instead of mailing printed copies. Most shareholders will not receive printed copies of the proxy materials unless they request them. Instead, the Notice of Internet Availability of Proxy Materials (Notice), which was mailed to the holders of Class A and Class B common stock, will instruct you as to how you may access and review all of the proxy materials online. The Notice also instructs you as to how you may submit your proxy online. If you would like to receive a paper or email copy of our proxy materials, you should follow the instructions for requesting such materials in the Notice.

5. **I share an address with another shareholder and we received only one paper copy of the proxy materials. How may I obtain an additional copy of the proxy materials?**

   We have adopted a procedure called "householding," which the SEC has approved. Under this procedure, we deliver a single copy of the Notice and, if applicable, the proxy materials to multiple shareholders who share the same address unless we receive contrary instructions from one or more of the shareholders. This procedure reduces our printing costs, mailing costs, and fees. Shareholders who participate in householding will continue to be able to access and receive separate proxy cards. Upon written request, we will deliver promptly a separate copy of the Notice and, if applicable, the proxy materials to any shareholder at a shared address to which we delivered a single copy of any of these documents. To receive a separate copy of the Notice and, if applicable, the proxy materials, shareholders may contact us as follows:



Alphabet Inc.
Attn: Investor Relations
1600 Amphitheatre Parkway
Mountain View, California 94043



Email:
investor-relations@abc.xyz



Number:
(650) 253-3393

Shareholders who hold shares in street name (as described on page 101) may contact their brokerage firm, bank, broker-dealer, or other similar organization to request information about householding.

If you are eligible for householding, but you and other shareholders of record with whom you share an address currently receive multiple copies of the proxy materials, or if you hold stock in more than one account, and in either case you wish to receive only a single copy of the proxy materials for your household, please contact us using one of the aforementioned methods.

6. **How can I access the proxy materials online?**

The Notice, proxy card, or voting instruction form will contain instructions on how to:

- view our proxy materials for the Annual Meeting online and vote your shares; and

Voting Information

7. **What items of business will be voted on at the Annual Meeting?**

The items of business scheduled to be voted on at the Annual Meeting are set forth beginning on page 61 of this proxy statement. We will also consider any other business that properly comes before the Annual Meeting. See Question 21.

8. **How does our Board recommend that I vote?**

Our Board recommends that you vote your shares "FOR" each of the director nominees; "FOR" Proposal Numbers 2 through 4; and "AGAINST" each of the Proposals Numbers 5 through 14.

9. **What shares can I vote?**

Holders of Alphabet Class A common stock and Class B common stock issued and outstanding as of the close of business on April 6, 2026, the Record Date for the Annual Meeting, are entitled to vote on all items being voted on at the Annual Meeting. Holders of Alphabet Class C capital stock have no voting power as to any items of business that will be voted on at the Annual Meeting. You may vote all shares of Alphabet Class A common stock and Class B common stock that you owned as of the Record Date, including shares held: (1) directly in your name as the shareholder of record, and (2) for you as the beneficial owner in street name through a broker, bank, trustee, or other nominee. On the Record Date, we had 6,659,444,154 shares of Class A common stock and Class B common stock issued and outstanding, consisting of 5,823,665,113 shares of Class A common stock and 835,779,041 shares of Class B common stock. On the Record Date, we had 5,456,336,540 shares of Class C capital stock issued and outstanding.

- instruct us to send our future proxy materials to you electronically by email.

Our proxy materials are also available on our Investor Relations website at **https://abc.xyz/investor/annual-meeting/**.

Choosing to receive your future proxy materials by email will save us the cost of printing and mailing documents to you, and will reduce the impact of printing and mailing these materials on the environment. If you choose to receive future proxy materials by email, you will receive an email next year with instructions containing a link to those materials and a link to the proxy voting site. Your election to receive proxy materials by email will remain in effect until you revoke it.

10. **How many votes am I entitled to per share?**

Each holder of shares of Alphabet Class A common stock is entitled to one (1) vote for each share of Class A common stock held as of the Record Date, and each holder of shares of Alphabet Class B common stock is entitled to ten (10) votes for each share of Class B common stock held as of the Record Date. The holders of the shares of Alphabet Class A common stock and Class B common stock are voting as a single class on all matters described in this proxy statement for which your vote is being solicited.

11. **What is the difference between holding shares as a shareholder of record and as a beneficial owner?**

Most Alphabet shareholders hold their shares as a beneficial owner through a broker or other nominee rather than directly in their own name. There are some distinctions between shares held of record and those owned beneficially:

- **Shareholder of Record** — If your shares are registered directly in your name with our transfer agent, Computershare Investor Services (Computershare), you are considered, with respect to those shares, the shareholder of record. As the shareholder of record, you have the right to grant your voting proxy directly to Alphabet or to vote during the Annual Meeting. If you requested to receive printed proxy materials, you may use the proxy card that was sent to you. You may also vote online, by telephone, or by mail as described in the Notice and under Question 13.

- **Beneficial Owner** — If your shares are held in an account at a brokerage firm, bank, broker-dealer, trust, or other similar organization, like the vast majority of our shareholders, you are considered the beneficial owner of shares held in street name, and the Notice was forwarded to you by that organization. As the beneficial owner, you may vote online, by telephone, or by mail, as described in the Notice and in Question 13. You may also direct your broker, bank, trustee or nominee how to vote your shares, and you may vote during the Annual Meeting. If you do not wish to vote during the Annual Meeting or you will not be participating in the Annual Meeting, you may vote online, by telephone, or by mail, as described in the Notice and in Question 13.

12. **How can I vote my shares at the Annual Meeting?**

This proxy statement was first mailed to shareholders on or about April 24, 2026. It is furnished in connection with the solicitation of proxies by our Board to be voted during the Annual Meeting for the purposes set forth in the accompanying Notice.

Participation in the Annual Meeting is limited to holders of Class A or Class B common stock as of April 6, 2026. You will be able to participate in, vote your shares electronically, and submit your questions during the Annual Meeting by visiting www.virtualshareholdermeeting.com/GOOGL26. To be admitted to and to vote at the Annual Meeting at www.virtualshareholdermeeting.com/GOOGL26, you must enter the 16-digit control number found in the box marked by the arrow for postal mail recipients of the Notice, the voting instruction form, or the proxy card, or within the body of the email for electronic delivery recipients.

If you encounter any technical difficulties accessing the Annual Meeting or during the Annual Meeting, please call: (844) 986-0822 (toll-free within the U.S., U.S. territories, and Canada) or (303) 562-9302 (international). Technical support will be available starting 30 minutes prior to the start time of the Annual Meeting.

13. **How can I vote my shares without participating in the Annual Meeting?**

Whether you hold shares directly as the shareholder of record or beneficially in street name, you may direct how your shares are voted without participating in the Annual Meeting. If you are a shareholder of record, you may vote by proxy online by following the instructions provided in the Notice, or, if you requested to receive printed proxy materials, you can also vote by mail or telephone pursuant to instructions provided on the proxy card.

If you hold shares beneficially in street name, you may also vote by proxy online by following the instructions provided in the Notice, or, if you requested to receive

printed proxy materials, you can also vote by telephone or mail by following the voting instruction form provided to you by your broker, bank, trustee, or nominee.

14. **Can I change my vote or revoke my proxy?**

You can change your vote or revoke your proxy at any time before it is exercised at the Annual Meeting by taking any one of the following actions: (1) follow the instructions given for changing your vote online or by telephone or deliver a valid written proxy with a later date; (2) notify the Corporate Secretary in writing that you have revoked your proxy by mail at Alphabet Inc., 1600 Amphitheatre Pkwy, Mountain View, CA 94043; or (3) vote electronically during the Annual Meeting at www.virtualshareholdermeeting.com/GOOGL26.

15. **Is my vote confidential?**

Proxy instructions, ballots, and voting tabulations that identify individual shareholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within Alphabet or to third parties, except: (1) as necessary to meet applicable legal requirements, (2) to allow for the tabulation of votes and certification of the vote, and (3) to facilitate a successful proxy solicitation.

16. **How many shares must be present or represented to conduct business at the Annual Meeting?**

The quorum requirement for holding the Annual Meeting and transacting business is that holders of a majority of the voting power of Alphabet's shares of Class A common stock and Class B common stock outstanding as of the Record Date must be present or represented by proxy. Both abstentions and broker non-votes (described in Question 18) are counted for the purpose of determining the presence of a quorum.

17. **How are votes counted?**

For each proposal submitted for a vote you may vote "FOR," "AGAINST," or "ABSTAIN." If you elect to "ABSTAIN," the abstention has the same effect as a vote "AGAINST."

Broker non-votes (described in Question 18) will not affect the outcome of any item of business being voted on at the Annual Meeting, assuming that a quorum is obtained.

If you provide specific instructions with regard to certain items, your shares will be voted as you instruct on such items. If no instructions are indicated on a properly executed proxy card or over the telephone or online, the shares will be voted as recommended by our Board.

18. **What is the voting requirement to approve each of the proposals?**

The election of each director nominee in Proposal Number 1 requires the affirmative "FOR" vote of the holders of majority of the voting power of Alphabet's shares of Class A common stock and Class B common stock present in person (virtually) or represented by the proxy at the Annual Meeting and entitled to vote thereon, voting together as a single class (meaning that of the shares represented at the Annual Meeting and entitled to vote, a majority of them must be voted "FOR" the proposal for it to be approved). The approval of Proposals Number 2 through 14 in each case requires the affirmative "FOR" vote of the holders of a majority of the voting power of Alphabet's shares of Class A common stock and Class B common stock present or represented by proxy at the Annual Meeting and entitled to vote thereon, voting together as a single class.

If you hold shares beneficially in street name and do not provide your broker with voting instructions, your shares may constitute "broker non-votes." Broker non-votes occur on a matter when a broker is not permitted to vote on that matter without instructions from the beneficial owner and instructions are not given. These matters are referred to as "non-routine" matters. All of the matters scheduled to be voted on at the Annual Meeting are "non-routine," except for the proposal to ratify the appointment of Ernst & Young LLP as Alphabet's independent registered public accounting firm for the fiscal year ending December 31, 2026. In tabulating the voting result for any particular proposal, shares that constitute broker non-votes are not considered voting power present with respect to that proposal (but, for avoidance of doubt, are considered voting power present for purposes of calculating quorum). Thus, broker non-votes will not affect the outcome of any matter being voted on at the Annual Meeting, assuming that a quorum is obtained.

Please note that since brokers may not vote your shares on "non-routine" matters, including the election of directors (Proposal Number 1), the amendment and restatement of Alphabet's Amended and Restated 2021 Stock Plan (Proposal Number 3), the advisory vote to approve compensation awarded to named executive officers (Proposal Number 4), and each of the shareholder proposals (Proposals Number 5 through Number 14), in the absence of your specific instructions, we encourage you to provide instructions to your broker regarding the voting of your shares for each of these proposals.

19. **Is cumulative voting permitted for the election of directors?**

No, you may not cumulate your votes for the election of directors.

20. **Who will bear the cost of soliciting votes for the Annual Meeting?**

Alphabet is making this solicitation and will pay the entire cost of preparing, assembling, printing, mailing, and distributing these proxy materials and soliciting votes. If you choose to access the proxy materials and/or vote online, you are responsible for internet access charges you may incur. If you choose to vote by telephone, you are responsible for telephone charges you may incur. In addition to the mailing of these proxy materials, the solicitation of proxies or votes may be made in person, by telephone, or by electronic communication by our directors, officers, and employees, who will not receive any additional compensation for such solicitation activities. We have also retained Broadridge Financial Solutions, Inc. to assist us in the distribution of proxy materials and vote tabulation. We will pay Broadridge Financial Solutions, Inc. a fee of approximately $17,000 plus reasonable out-of-pocket expenses for these services.

21. **What happens if additional matters are presented at the Annual Meeting?**

Other than the items of business described in this proxy statement, we are not aware of any other business to be acted upon at the Annual Meeting. If you grant a proxy, the persons named as proxy holders, Sundar Pichai, Anat Ashkenazi, Kent Walker, Halimah DeLaine Prado, and Kathryn W. Hall, or any of them, will have the discretion to vote your shares on any additional matters properly presented for a vote at the Annual Meeting. If, for any reason, any of the director nominees is not available as a candidate for director following the dissemination of the proxy materials and prior to the election of directors at the Annual Meeting, the persons named as proxy holders will vote your proxy for such other candidate or candidates as may be nominated by our Board.

22. **Where can I find the voting results of the Annual Meeting?**

We will announce preliminary voting results at the Annual Meeting and publish final voting results on the Annual Meeting section under the heading "Governance" on our Investor Relations website at **https://abc.xyz/investor/annual-meeting/**. We will also disclose the final voting results in a Current Report on Form 8-K filed with the SEC within four business days of the Annual Meeting.

Participating in the Annual Meeting

23. How can I participate in the Annual Meeting?

You are entitled to participate in the Annual Meeting if you were a holder of Alphabet Class A or Class B common stock as of the Record Date or you hold a valid proxy for the Annual Meeting. We have adopted a virtual format for the Annual Meeting to expand convenient access to, and to make participation accessible for, shareholders from any geographic location with Internet connectivity. We believe the virtual format encourages attendance and participation by a broader group of shareholders, while also reducing the costs and environmental impact associated with meetings held in-person. The accompanying proxy materials include instructions on how to participate in the Annual Meeting and how you may vote your shares.

Alphabet shareholders of Class A or Class B common stock (or their proxy holders) as of the close of business on the Record Date can participate in and vote at the Annual Meeting by logging in with the 16-digit control number found in the box marked by the arrow for postal mail recipients of the Notice, the voting instruction form, or the proxy card, or within the body of the email for electronic delivery recipients, at **www.virtualshareholdermeeting.com/GOOGL26**. All others may view a live webcast of the Annual Meeting through our Investor Relations YouTube channel at **www.youtube.com/c/AlphabetIR** on June 5, 2026, at 9:00 a.m., Pacific Time. A replay of the Annual Meeting will be available on our Investor Relations YouTube channel for approximately two weeks after the meeting.

Whether or not you participate in the Annual Meeting, it is important that your shares be part of the voting process. Prior to the Annual Meeting, you may vote your proxy online, via telephone, or if you received a printed copy of your proxy materials, by mail — in each case the deadline for voting is 8:59 p.m., Pacific Time, on Thursday, June 4, 2026. To vote your shares online

in advance of the Annual Meeting, go to the voting website, **www.proxyvote.com** and enter your 16-digit control number.

Following the adjournment of the Annual Meeting, we will set aside time to respond to questions. You may submit a question in advance of the Annual Meeting at **www.proxyvote.com** after logging in with your 16-digit control number. Questions may be submitted during the Annual Meeting through **www.virtualshareholdermeeting.com/GOOGL26**. If we receive questions from multiple shareholders on the same topic or that are otherwise related, we may group and summarize the questions and provide a single response to avoid repetition.

We encourage you to access the Annual Meeting before it begins. Online check-in will start approximately 30 minutes before the Annual Meeting on Friday, June 5, 2026. If you have difficulty accessing the Annual Meeting or during the Annual Meeting, please call: (844) 986-0822 (toll-free within the U.S., U.S. territories, and Canada) or (303) 562-9302 (international). Technical support will be available starting 30 minutes prior to the start time of the Annual Meeting.

24. Who will serve as inspector of elections?

Our independent inspector of elections, Broadridge Financial Services, Inc. or its delegate will tabulate votes cast by proxy or electronically during the meeting.

25. How can I contact Alphabet's transfer agent?

Contact our transfer agent by either writing to Computershare Investor Services, PO BOX 43006, Providence, RI, 02940-3006 (courier services should be sent to Computershare Investor Services, 150 Royall Street, Suite 101, Canton, MA 02021), by telephoning shareholder services 1-866-298-8535 (toll free within the U.S., U.S. territories, and Canada), or 1-781-575-2879 or by visiting Investor Centre™ portal at **www.computershare.com/investor**.

Shareholder Proposals, Director Nominations, and Related Bylaw Provisions

26. What is the deadline to propose actions for consideration at next year's Annual Meeting of Shareholders or to nominate individuals to serve as directors?

Shareholder Proposals: Shareholders may present proper proposals for inclusion in our proxy statement and for consideration at the 2027 Annual Meeting of Shareholders by submitting their proposals in writing to

the Corporate Secretary in a timely manner. For a shareholder proposal to be considered timely for inclusion in our proxy statement for our 2027 Annual Meeting of Shareholders, the Corporate Secretary must receive the written proposal at the email address set forth on page 104 of this proxy statement no later than Friday, December 25, 2026. If we hold our 2027 Annual Meeting of Shareholders more than 30 days

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before or after June 5, 2027 (the one-year anniversary date of the 2026 Annual Meeting of Shareholders), we will disclose the new deadline by which shareholder proposals must be received under Item 5 of Part II of our earliest possible Quarterly Report on Form 10-Q or, if impracticable, by any means reasonably determined to inform shareholders. In addition, shareholder proposals must otherwise comply with the requirements of Rule 14a-8 under the Exchange Act and with the SEC regulations under Rule 14a-8 regarding the inclusion of shareholder proposals in company-sponsored proxy materials. Proposals should be submitted via email:

 corporatesecretary@abc.xyz

Proposals submitted by mail (Alphabet Inc., Attn: Kent Walker, Corporate Secretary, 1600 Amphitheatre Pkwy, Mountain View, CA 94043) must also be emailed to corporatesecretary@abc.xyz.

Our bylaws also establish an advance notice procedure for shareholders who wish to present a proposal before an annual meeting of shareholders but do not intend for the proposal to be included in our proxy statement. Our bylaws provide that the only business that may be conducted at an annual meeting is business that is: (1) specified in the notice of a meeting given by or at the direction of our Board, (2) otherwise properly brought before the meeting by or at the direction of our Board, or (3) properly brought before the meeting by a shareholder entitled to vote at the annual meeting who has delivered timely written notice to the Corporate Secretary, which notice must contain the information specified in our bylaws. To be timely for our 2027 Annual Meeting of Shareholders, the Corporate Secretary must receive the written notice at our principal executive offices and/or at the email address set forth above:

- not earlier than the close of business on Friday, February 5, 2027, and

- not later than the close of business on Sunday, March 7, 2027.

If we hold our 2027 Annual Meeting of Shareholders more than 30 days before or after June 5, 2027 (the one-year anniversary date of the 2026 Annual Meeting of Shareholders), the notice of a shareholder proposal that is not intended to be included in our proxy statement must be received not later than the close of business on the earlier of the following two dates:

- the 10th day following the day on which notice of the meeting date is mailed, or

- the 10th day following the day on which public disclosure of the meeting date is made.

If a shareholder who has notified us of his or her intention to present a proposal at an annual meeting does not appear to present his or her proposal at such meeting, we are not required to present the proposal for a vote at such meeting.

Nomination of Director Candidates: Shareholders may propose director candidates for consideration by the Governance Committee. Any such recommendations should include the nominee's name and qualifications for membership on our Board, and should be directed to the Corporate Secretary at the mailing and/or email address set forth herein. For additional information regarding shareholder recommendations for director candidates, see "Directors, Executive Officers, and Corporate Governance—Corporate Governance and Board Matters—Consideration of Director Nominees—Shareholder Recommendations and Nominees" on page 30 of this proxy statement.

In addition, our bylaws permit shareholders to nominate directors for election at an annual meeting of shareholders. To nominate a director, and in order for any such nomination to be included in the company's proxy card (the "universal proxy" as contemplated pursuant to Rule 14a-19 under the Exchange Act), the shareholder must satisfy the requirements set forth in our bylaws and under Rule 14a-19 under the Exchange Act. In addition, the shareholder must give timely notice to the Corporate Secretary in accordance with the advance notice procedure set forth in our bylaws, which, in general, requires that the Corporate Secretary receive the notice within the time period described herein under "Shareholder Proposals" for shareholder proposals that are not intended to be included in our proxy statement. Any notice of director nomination submitted to the Corporate Secretary must include the additional information required by Rule 14a-19(b) under the Exchange Act. The determination of whether any such nomination is in full compliance with all of the requirements described herein is at the sole discretion of any director of our Board (or any committee of our Board), any authorized officer of the company, and the Chair of the annual meeting of shareholders.

Copy of Bylaw Provisions: A copy of our bylaws is available at **https://abc.xyz/investor/board-and-governance/bylaws/**. You may also contact the Corporate Secretary at our principal executive offices for a copy of the relevant bylaw provisions regarding the requirements for submitting shareholder proposals and nominating director candidates.

Appendix A: Alphabet Inc. Amended and Restated 2021 Stock Plan

ALPHABET INC. AMENDED AND RESTATED 2021 STOCK PLAN

1. Purpose of the Plan

This Plan is intended to promote the interests of the Company and its stockholders by providing the employees and consultants of the Company and members of the Board of Directors with incentives and rewards to encourage them to continue in the service of the Company and with a proprietary interest in pursuing the long-term growth, profitability and financial success of the Company.

2. Definitions

As used in the Plan or in any instrument governing the terms of any Incentive Award, the following definitions apply to the terms indicated below:

(a) "Alphabet" means Alphabet Inc., a Delaware corporation.

(b) "Award" means any cash-based or stock-based award granted by the Committee to members of the Board of Directors who are not employees of the Company in accordance with Section 3(b) below. Stock-based Awards may be in the form of any of the following, in each case in respect of Capital Stock: (a) Options, (b) stock appreciation rights, (c) restricted shares, (d) restricted stock units, (e) dividend equivalent rights and (f) other equity-based or equity-related Awards (including, without limitation, the grant or offer for sale of unrestricted shares of Capital Stock) that the Committee determines to be consistent with the purposes of the Plan and the interests of the Company. Cash-based awards may be in the form of (i) retainers, (ii) meeting-based fees or (iii) any other cash award that the Committee determines to be consistent with the purposes of the Plan and the interests of the Company.

(c) "Board of Directors" means the Board of Directors of Alphabet.

(d) "Capital Stock" means Alphabet's Class C capital stock, $0.001 par value per share, or any other security into which such capital stock shall be changed as contemplated by the adjustment provisions of Section 9 of the Plan.

(e) "Cash Incentive Award" means an award granted pursuant to Section 8 of the Plan.

(f) "Code" means the Internal Revenue Code of 1986, as amended from time to time, and all regulations, interpretations and administrative guidance issued thereunder.

(g) "Committee" means the Leadership Development, Inclusion and Compensation Committee of the Board of Directors or such other committee, as the Board of Directors shall appoint from time to time to administer the Plan and to otherwise exercise and perform the authority and functions assigned to the Committee under the terms of the Plan.

(h) "Company" means Alphabet and all of its Subsidiaries, collectively.

(i) "Deferred Compensation Plan" means any plan, agreement or arrangement maintained by the Company from time to time that provides opportunities for deferral of compensation.

(j) "Exchange Act" means the Securities Exchange Act of 1934, as amended.

(k) "Fair Market Value" means, with respect to a share of Capital Stock, as of the applicable date of determination (i) the closing sales price on the date of determination or, if not so reported for such day, the immediately preceding business day of a share of Capital Stock as reported on the principal securities exchange on which shares of Capital Stock are then listed or admitted to trading,(ii) if not so reported, the closing bid price on the date of determination or, if not so reported for such day, on the immediately preceding business day as reported on the NASDAQ Stock Market or (iii) if not so reported, as furnished by any member of the Financial Industry Regulatory Authority, Inc. selected by the Committee. In the event that the price of a share of Capital Stock shall not be so reported, the Fair Market Value of a share of Capital Stock shall be determined by the Committee in its sole discretion. Notwithstanding the preceding, for federal, state and local income tax reporting purposes and for such other purposes as the Committee deems appropriate, the Fair Market Value shall be determined by the Committee in accordance with uniform and nondiscriminatory standards adopted by it from time to time.(l) "Incentive Award" means one or more Awards, Stock Incentive Awards and Cash Incentive Awards, collectively.

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(l) "ISO" means any Option, or portion thereof, awarded to a Participant pursuant to the Plan which is designated by the Committee as an incentive stock option and also meets the applicable requirements of an incentive stock option pursuant to Section 422 of the Code.

(m) "Option" means a stock option to purchase shares of Capital Stock granted to a Participant pursuant to Section 6 of the Plan.

(n) "Other Stock-Based Award" means an award granted to a Participant pursuant to Section 7 of the Plan.

(o) "Participant" means an employee or consultant of the Company or a member of the Board of Directors who is eligible to participate in the Plan pursuant to the terms and conditions hereof and to whom one or more Incentive Awards have been granted pursuant to the Plan and have not been fully settled or cancelled and, following the death of any such Person, his successors, heirs, executors and administrators, as the case may be.

(p) "Person" means a "person" as such term is used in Section 13(d) and 14(d) of the Exchange Act, including any "group" within the meaning of Section 13(d)(3) under the Exchange Act.

(q) "Permitted Transferee" means a member of the Participant's immediate family (child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law, including adoptive relationships), any person sharing the Participant's household (other than a tenant or employee), a trust in which these persons have more than 50% of the beneficial interest, a foundation in which these persons (or the Participant) control the management of assets, and any other entity in which these persons (or the Participant) own more than 50% of the voting interests.

(r) "Plan" means this Alphabet Inc. 2021 Stock Plan, as it may be further amended from time to time.

(s) "Securities Act" means the Securities Act of 1933, as amended.

(t) "Stock Incentive Award" means an Option or Other Stock-Based Award granted pursuant to the terms of the Plan.

(u) "Subsidiary" means any "subsidiary" within the meaning of Rule 405 under the Securities Act.

3. Stock Subject to the Plan and Limitations on Non-Employee Director Awards

(a) Stock Subject to the Plan

The maximum number of shares of Capital Stock that may be covered by Incentive Awards granted under the Plan shall not exceed 1,650,200,040 shares in the aggregate.

The shares referred to in the preceding sentences of this paragraph shall be subject to adjustment as provided in Section 9 and the following provisions of this Section 3. Shares of Capital Stock issued under the Plan may be either authorized and unissued shares or treasury shares, or both, at the sole discretion of the Committee.

For purposes of the preceding paragraph, shares of Capital Stock covered by Incentive Awards shall only be counted as used to the extent they are actually issued and delivered to a Participant (or such Participant's permitted transferees as described in the Plan) pursuant to the Plan. For purposes of clarification, in accordance with the preceding sentence if an Incentive Award is settled for cash or if shares of Capital Stock are withheld to pay the exercise price of an Option or to satisfy any tax withholding requirement in connection with an Incentive Award, only the shares issued (if any), net of the shares withheld, will be deemed delivered for purposes of determining the number of shares of Capital Stock that are available for delivery under the Plan. In addition, shares of Capital Stock related to Incentive Awards that expire, are forfeited or cancelled or terminated for any reason without the issuance of shares shall not be treated as issued pursuant to the Plan. In addition, if shares of Capital Stock owned by a Participant (or such Participant's permitted transferees as described in the Plan) are tendered (either actually or through attestation) to the Company in payment of any obligation in connection with an Incentive Award, the number of shares tendered shall be added to the number of shares of Capital Stock that are available for delivery under the Plan. Shares of Capital Stock covered by Incentive Awards granted pursuant to the Plan in connection with the conversion, replacement, or adjustment of outstanding equity-based awards to reflect a merger or acquisition (within the meaning of NASDAQ Listing Rule 5635(c) and Interpretive Material 5635-1) shall not count as used under the Plan for purposes of this Section 3.

(b) Non-Employee Director Awards

In order to retain and compensate the non-employee members of the Board of Directors for their services, and to strengthen the alignment of their interests with those of the stockholders of the Company, the Plan permits the grant of cash-based and stock-based Awards to any non-employee member of the Board of Directors. Aggregate Awards granted to any non-employee member of the Board of Directors in respect of any calendar year, solely with respect to his or her service as a non-employee member of the Board of Directors, may not exceed $1,500,000 based on the aggregate value of cash-based Awards and the Fair Market Value of any stock-based Awards, in each case determined as of the date of grant. The Board of Directors will reassess this cap at least once every five years. Non-employee members of the Board of Directors shall not be eligible to receive any Incentive Awards other than Awards.

(c) Successor to the 2012 Plan

The Plan is intended as the successor to the Alphabet Inc. Amended and Restated 2012 Stock Plan (the 2012 Plan). Following June 2, 2021, the date of the approval of the Plan by our stockholders (the Approval Date), no additional awards may be granted under the 2012 Plan. In addition, from and after the Approval Date, all outstanding awards granted under the 2012 Plan will remain subject to the terms of the 2012 Plan; provided, however, that any shares of Capital Stock subject to awards under the 2012 Plan that are outstanding as of the Approval Date that terminate by reason of expiration, forfeiture, cancellation, or otherwise, without the issuance of such shares, that are settled in cash, or that are tendered (either actually or through attestation) to the Company in payment of any obligation in connection with an award will become available for issuance of Incentive Awards under the Plan (as further described in Section 3(a) herein).

4. Administration of the Plan

The Plan shall be administered by a Committee of the Board of Directors consisting of two or more persons, each of whom qualifies as a "non-employee director" (within the meaning of Rule 16b-3 promulgated under Section 16 of the Exchange Act), and as "independent" within the meaning of any applicable stock exchange listing rules or similar regulatory authority. The Committee shall, consistent with the terms of the Plan, from time to time designate those employees and consultants of the Company and members of the Board of Directors who shall be granted Incentive Awards under the Plan and the amount, type and other terms and conditions of such Incentive Awards. All of the powers and responsibilities of the Committee under the Plan may be delegated by the Committee to any subcommittee thereof. In addition, the Committee may from time to time authorize a subcommittee consisting of one or more members of the Board of Directors (including members who are employees of the Company) or employees of the Company to grant Incentive Awards, subject to such restrictions and limitation as the Committee may specify and to the requirements of Delaware General Corporation Law Section 157.

The Committee shall have full discretionary authority to administer the Plan, including discretionary authority to interpret and construe any and all provisions of the Plan and the terms of any Incentive Award (and any agreement evidencing the grant of any Incentive Award) granted thereunder and to adopt and amend from time to time such rules and regulations for the administration of the Plan as the Committee may deem necessary or appropriate. The Committee shall have the authority, in its discretion, to prescribe, amend and rescind rules and regulations relating to the Plan, including rules and regulations related to sub-plans established for the purpose of satisfying applicable foreign laws and/or qualifying for preferred tax treatment under applicable foreign tax laws. For purposes of clarity, the Committee may exercise all discretion granted to it under the Plan in a non-uniform manner among Participants.

Unless otherwise determined by the Committee, Awards granted under the Plan will be subject to the Company's leave policies as may be in effect from time to time. For purposes of ISOs, no such leave may exceed ninety (90) days, unless reemployment upon expiration of such leave is guaranteed by statute or contract. If reemployment upon expiration of a leave of absence approved by the Company is not so guaranteed, then three months following the 91st day of such leave, any ISO held by the Participant will cease to be treated as an ISO and will be treated for tax purposes as a non-qualified Option. The provisions of this paragraph shall be administered and interpreted in a manner that does not give rise to any tax under Section 409A of the Code.

The employment of a Participant with the Company shall be deemed to have terminated for all purposes of the Plan if such Participant is employed by or provides services to a Person that is a Subsidiary of the Company and such Person ceases to be a Subsidiary of the Company, unless the Committee determines otherwise. The Committee may, without limitation and in its discretion, in connection with any such determination, provide for the accelerated vesting of any Incentive Award upon or after such cessation, subject to such terms and conditions as the Committee shall specify. The employment of a Participant with the Company shall not be deemed to have terminated for any purpose of the Plan if such Participant is employed by a Person that is part of the Company, and such Participant's employment is subsequently transferred to any other Person that is part of the Company, unless and to the extent the Committee specifies otherwise in writing in the instrument evidencing the grant of an Incentive Award or otherwise. A Participant who ceases to be an employee of the Company but continues, or simultaneously commences, services as a consultant or director of the Company shall not be deemed to have had a termination of employment for purposes of the Plan, unless the Committee determines otherwise. Decisions of the Committee shall be final, binding and conclusive on all parties. All discretion granted to the Committee pursuant to this paragraph must be exercised in a manner that would not cause any tax to become due under Section 409A of the Code.

On or after the date of grant of an Incentive Award under the Plan, the Committee may (i) accelerate the date on which any such Incentive Award becomes vested, exercisable or transferable, as the case may be, (ii) extend the term of any such Incentive Award, including, without limitation, extending the period following a termination of a Participant's employment during which any such Incentive Award may remain outstanding, (iii) waive any conditions to the vesting, exercisability or transferability, as the case may be, of any such Incentive Award or (iv) provide for the payment of dividends or dividend equivalents with respect to any such Incentive Award; provided that the Committee shall not have any such authority to the extent that the grant of such authority would cause any tax to become due under Section 409A of the Code.

The Company shall pay any amount payable with respect to an Incentive Award in accordance with the terms of such Incentive Award, provided that the Committee may, in its discretion, defer the payment of amounts payable with respect to an Incentive Award subject to and in accordance with the terms of a Deferred Compensation Plan.

5. Eligibility

The Persons who shall be eligible to be selected by the Committee from time to time to receive Incentive Awards pursuant to the Plan shall be those Persons (a) who are employees and consultants of, or who render services directly or indirectly to, the Company or (b) who are members of the Board of Directors. Each Incentive Award granted under the Plan shall be evidenced by an instrument in writing in form and substance approved by the Committee.

6. Options

The Committee may from time to time grant Options, subject to the following terms and conditions:

(a) Exercise Price

The exercise price per share of Capital Stock covered by any Option shall be not less than 100% of the Fair Market Value of a share of Capital Stock on the date on which such Option is granted.

(b) Term and Exercise of Options

(i) Each Option shall become vested and exercisable on such date or dates, during such period and for such number of shares of Capital Stock as shall be determined by the Committee on or after the date such Option is granted and set forth in the agreement evidencing the grant of such Option; provided, however that no Option shall be exercisable after the expiration of ten (10) years from the date such Option is granted; and provided, further, that each Option shall be subject to earlier termination, expiration or cancellation as provided in the Plan or in the agreement evidencing the grant of such Option.

(ii) Each Option may be exercised in whole or in part; provided, however, that no partial exercise of an Option shall be for an aggregate exercise price of less than $1,000. The partial exercise of an Option shall not cause the expiration, termination or cancellation of the remaining portion thereof.

(iii) An Option shall be exercised by such methods and procedures as the Committee determines from time to time, including, without limitation, through net physical settlement or other method of cashless exercise.

(iv) Options may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of a Participant, only by the Participant; provided, however, that the Committee may permit in its sole discretion Options (other than ISOs) to be transferable to a Permitted Transferee.

(c) Effect of Termination of Employment or Other Relationship

The agreement evidencing the grant of each Option shall specify the consequences with respect to such Option of the termination of the employment or other service between the Company and the Participant holding the Option.

(d) Additional Terms for ISOs

Each Option that is intended to qualify as an ISO shall be designated as such in the agreement evidencing its grant, and each agreement evidencing the grant of an Option that does not include any such designation shall be deemed to be a non-qualified Option. ISOs may only be granted to Persons who are employees of the Company. The aggregate Fair Market Value (determined as of the date of grant of the ISOs) of the number of shares of Capital Stock with respect to which ISOs are exercisable for the first time by any Participant during any calendar year under all plans of the Company shall not exceed $100,000, or such other maximum amount as is then applicable under Section 422 of the Code. Any Option or a portion thereof that is designated as an ISO that for any reason fails to meet the requirements of an ISO shall be treated hereunder as a non-qualified Option. No ISO may be granted to a Person who, at the time of the proposed grant, owns (or is deemed to own under the Code) stock possessing more than ten percent (10%) of the total combined voting power of all classes of common stock of the Company unless (i) the exercise price of such ISO is at least one hundred ten percent (110%) of the Fair Market

Value of a share of Capital Stock at the time such ISO is granted and (ii) such ISO is not exercisable after the expiration of five years from the date it is granted. The maximum number of shares of Capital Stock that may be covered by Incentive Awards granted under the Plan that are intended to be ISOs shall not exceed 1,650,200,040 shares of Capital Stock in the aggregate.

(e) Repricing.

Notwithstanding anything to the contrary herein, Alphabet may not reprice any Option without the approval of the stockholders of Alphabet. For this purpose, "reprice" means (i) any of the following or any other action that has the same effect: (A) lowering the exercise price of an Option after it is granted, (B) any other action that is treated as a repricing under U.S. generally accepted accounting principles ("GAAP") or (C) cancelling an Option at a time when its exercise price exceeds the Fair Market Value of the underlying Capital Stock, in exchange for another Option, restricted stock or other equity, unless the cancellation and exchange occurs in connection with a merger, acquisition, spin-off or other similar corporate transaction; and (ii) any other action that is considered to be a repricing under formal or informal guidance issued by the NASDAQ Stock Market.

7. Other Stock-Based Awards

The Committee may grant equity-based or equity-related awards not otherwise described herein in such amounts and subject to such terms and conditions (including any performance conditions) as the Committee shall determine. Without limiting the generality of the preceding sentence, each such Other Stock-Based Award may (a) involve the transfer of actual shares of Capital Stock to Participants, either at the time of grant or thereafter, or payment in cash or otherwise of amounts based on the value of shares of Capital Stock, (b) be subject to performance-based and/or service-based conditions, (c) be in the form of stock appreciation rights, phantom stock, restricted stock, restricted stock units, performance shares, deferred share units or share-denominated performance units and (d) be designed to comply with applicable laws of jurisdictions other than the United States; provided that each Other Stock-Based Award shall be denominated in, or shall have a value determined by reference to, a number of shares of Capital Stock that is specified at the time of the grant of such award.

8. Cash Incentive Awards

The Committee may grant Cash Incentive Awards, subject to terms and conditions determined by the Committee in its sole discretion, provided that such terms and conditions are consistent with the terms and conditions of the Plan. Cash Incentive Awards may be settled in cash or in other property, including shares of Capital Stock, provided that the term "Cash Incentive Award" shall exclude any Stock Incentive Award.

9. Adjustments Upon Certain Changes

Subject to any action by the stockholders of Alphabet required by law, applicable tax rules or the rules of any exchange on which shares of common stock of Alphabet (for the avoidance of doubt, references to common stock of Alphabet in this Plan shall include Capital Stock) are listed for trading:

(a) Shares Available for Grants

In the event of any change in the number or type of shares of common stock of Alphabet outstanding by reason of any stock dividend or split, recapitalization, merger, consolidation, combination or exchange of shares or similar corporate change, or any change in the type and number of shares of common stock of Alphabet outstanding by reason of any other event or transaction, the Committee shall make appropriate adjustments in the type and maximum aggregate number of shares with respect to which the Committee may grant Incentive Awards, and the maximum aggregate number of shares with respect to which the Committee may grant Incentive Awards that are intended to be ISOs.

(b) Increase or Decrease in Issued Shares Without Consideration

In the event of any increase or decrease in the number or type of issued shares of common stock of Alphabet resulting from a subdivision or consolidation of shares of common stock of Alphabet or the payment of a stock dividend (but only on the shares of common stock of Alphabet), or any other increase or decrease in the number of such shares effected without receipt or payment of consideration by the Company, the Committee shall appropriately adjust the type or number of shares subject to each outstanding Incentive Award and the exercise price per share, if any, of shares subject to each such Incentive Award.

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Director and
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(c) Certain Mergers

In the event of any merger, consolidation or similar transaction as a result of which the holders of shares of Capital Stock receive consideration consisting exclusively of securities of the surviving corporation in such transaction, the Committee shall appropriately adjust each Incentive Award outstanding on the date of such merger or consolidation so that it pertains and applies to the securities which a holder of the number of shares of Capital Stock subject to such Incentive Award would have received in such merger or consolidation.

(d) Certain Other Transactions

In the event of (i) a dissolution or liquidation of Alphabet, (ii) a sale of all or substantially all of the Company's assets (on a consolidated basis) or (iii) a merger, consolidation or similar transaction involving Alphabet in which the holders of shares of Capital Stock receive securities and/or other property, including cash, other than shares of the surviving corporation in such transaction, the Committee shall, in its sole discretion, have the power to:

(A) cancel, effective immediately prior to the occurrence of such event, each Incentive Award (whether or not then exercisable or vested), and, in full consideration of such cancellation, pay to the Participant to whom such Incentive Award was granted an amount in cash, for each share of Capital Stock subject to such Incentive Award, equal to the value, as determined by the Committee, of such share of Capital Stock, provided that with respect to the shares of Capital Stock subject to any outstanding Option, such value shall be equal to the excess of (1) the value, as determined by the Committee, of the property (including cash) received by the holder of a share of Capital Stock as a result of such event over (2) the exercise price of a share of Capital Stock subject to such Option; or

(B) provide for the exchange of each Incentive Award (whether or not then exercisable or vested) for an Incentive Award with respect to (1) some or all of the property which a holder of the number of shares of Capital Stock subject to such Incentive Award would have received in such transaction or (2) securities of the acquirer or surviving corporation, and, incident thereto, make an equitable adjustment as determined by the Committee in the exercise price per share, if any, of stock subject to the Incentive Award, or the number of shares or amount of property subject to the Incentive Award or provide for a payment (in cash or other property) to the Participant to whom such Incentive Award was granted in partial consideration for the exchange of the Incentive Award.

(e) Other Changes

In the event of any change in the capitalization of Alphabet or corporate change other than those specifically referred to in paragraphs 9(b), (c) or (d), including without limitation, any extraordinary cash dividend, spin-off, split-off, sale of a Subsidiary or business unit or similar transaction, the Committee may make such adjustments in the issuer, number and class of shares subject to Stock Incentive Awards outstanding on the date on which such change occurs, such as, for example, a rollover of Stock Incentive Awards, and in such other terms of such Incentive Award, as the Committee may consider appropriate.

(f) Cash Incentive Awards

In the event of any transaction or event described in this Section 9, including, without limitation, any corporate change referred to in paragraph (e) hereof, the Committee may, in its sole discretion, make such adjustments of any Cash Incentive Award, as the Committee may consider appropriate in respect of such transaction or event.

(g) No Other Rights

Except as expressly provided in the Plan, no Participant shall have any rights by reason of any subdivision or consolidation of shares of stock of any class, the payment of any dividend, any increase or decrease in the number of shares of stock of any class or any dissolution, liquidation, merger or consolidation of Alphabet or any other corporation. Except as expressly provided in the Plan, no issuance by Alphabet of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number of shares or amount of other property subject to, or the terms related to, any Incentive Award.

(h) Savings Clause

No provision of this Section 9 shall be given effect to the extent that such provision would cause any tax to become due under Section 409A of the Code.

10. Rights Under the Plan

No Person shall have any rights as a stockholder with respect to any shares of Capital Stock covered by or relating to any Incentive Award until the date of the issuance of such shares on the books and records of Alphabet. Except as otherwise expressly provided in Section 9 hereof, no adjustment of any Incentive Award shall be made for dividends or other rights for which the record date occurs prior to the date of such issuance. Nothing in this Section 10 is intended, or should be construed, to limit the authority of the Committee to cause the Company to make payments based on the dividends that would be payable with respect to any share of Capital Stock if it were issued or outstanding, or from granting rights related to such dividends.

The Company shall not have any obligation to establish any separate fund or trust or other segregation of assets to provide for payments under the Plan. To the extent any person acquires any rights to receive payments hereunder from the Company, such rights shall be no greater than those of an unsecured creditor.

11. No Special Employment Rights; No Right to Incentive Award

(a) Nothing contained in the Plan or any agreement evidence the grant of any Incentive Award shall confer upon any Participant any right with respect to the continuation of his employment by or service to the Company or interfere in any way with the right of the Company at any time to terminate such employment or service or to increase or decrease the compensation of the Participant from the rate in existence at the time of the grant of an Incentive Award.

(b) No person shall have any claim or right to receive an Incentive Award hereunder. The Committee's granting of an Incentive Award to a Participant at any time shall neither require the Committee to grant an Incentive Award to such Participant or any other Participant or other person at any time nor preclude the Committee from making subsequent grants to such Participant or any other Participant or other person.

12. Securities Matters

(a) Alphabet shall be under no obligation to effect the registration pursuant to the Securities Act of any shares of Capital Stock to be issued hereunder or to effect similar compliance under any state or local laws. Notwithstanding anything herein to the contrary, Alphabet shall not be obligated to cause to be issued any shares of Capital Stock pursuant to the Plan unless and until Alphabet is advised by its counsel that the issuance of such shares is in compliance with all applicable laws, regulations of governmental authority and the requirements of any securities exchange on which shares of Capital Stock are traded. The Committee may require, as a condition to the issuance of shares of Capital Stock pursuant to the terms hereof, that the recipient of such shares make such covenants, agreements and representations, and that any certificates representing such shares bear such legends, as the Committee deems necessary or desirable.

(b) The exercise of any Option granted hereunder shall only be effective at such time as counsel to Alphabet shall have determined that the issuance of shares of Capital Stock pursuant to such exercise is in compliance with all applicable laws, regulations of governmental authority and the requirements of any securities exchange on which shares of Capital Stock are traded. Alphabet may, in its sole discretion, defer the effectiveness of an exercise of an Option hereunder or the issuance of shares of Capital Stock pursuant to any Incentive Award pending or to ensure compliance under federal, state or local securities laws. Alphabet shall inform the Participant in writing of its decision to defer the effectiveness of the exercise of an Option or the issuance of shares of Capital Stock pursuant to any Incentive Award. During the period that the effectiveness of the exercise of an Option has been deferred, the Participant may, by written notice, withdraw such exercise and obtain the refund of any amount paid with respect thereto.

13. Withholding Taxes

(a) Cash Remittance

Whenever shares of Capital Stock are to be issued upon the exercise of an Option or the grant or vesting of an Incentive Award, and whenever any amount shall become payable in respect of any Incentive Award, Alphabet shall have the right to require the Participant to remit to Alphabet in cash an amount sufficient to satisfy federal, state and local withholding tax requirements, if any, attributable to such exercise, grant, vesting or payment prior to issuance of such shares or the effectiveness of the lapse of such restrictions or making of such payment. In addition, upon the exercise or settlement of any Incentive Award in cash, or the making of any other payment with respect to any Incentive Award (other than in shares of Capital Stock), Alphabet shall have the right to withhold from any payment required to be made pursuant thereto an amount sufficient to satisfy the federal, state and local withholding tax requirements, if any, attributable to such exercise, settlement or payment.

(b) Stock Remittance

At the election of the Participant, subject to the approval of the Committee, when shares of Capital Stock are to be issued upon the exercise, grant or vesting of an Incentive Award, the Participant may tender to Alphabet a number of shares of Capital Stock that have been owned by the Participant for at least six months (or such other period as the Committee may determine) having a Fair Market Value at the tender date determined by the Committee to be sufficient to satisfy withholding tax requirements, if any, attributable to such exercise, grant or vesting, but in no event exceeding the maximum statutory tax rates of the Participant's applicable jurisdiction (or such other rate as would not trigger a negative accounting impact), as determined by Alphabet in its sole discretion. Such election shall satisfy the Participant's obligations under Section 13(a) hereof, if any.

(c) Stock Withholding

When shares of Capital Stock are to be issued to a Participant upon the exercise, grant or vesting of an Incentive Award, Alphabet shall have the authority to withhold a number of such shares having a Fair Market Value at the date of the applicable taxable event determined by the Committee to be sufficient to satisfy withholding tax requirements, if any, attributable to such exercise, grant or vesting, but in no event exceeding the maximum statutory tax rates of the Participant's applicable jurisdiction (or such other rate as would not trigger a negative accounting impact), as determined by Alphabet in its sole discretion.

14. Amendment or Termination of the Plan

The Board of Directors may at any time suspend or discontinue the Plan or revise or amend it in any respect whatsoever; provided, however, that to the extent that any applicable law, tax requirement, or rule of a stock exchange requires stockholder approval in order for any such revision or amendment to be effective, such revision or amendment shall not be effective without such approval. The preceding sentence shall not restrict the Committee's ability to exercise its discretionary authority hereunder pursuant to Section 4 hereof, which discretion may be exercised without amendment to the Plan. No provision of this Section 14 shall be given effect to the extent that such provision would cause any tax to become due under Section 409A of the Code. Except as expressly provided in the Plan, no action hereunder may, without the consent of a Participant, reduce the Participant's rights under any previously granted and outstanding Incentive Award. Nothing in the Plan shall limit the right of the Company to pay compensation of any kind outside the terms of the Plan.

15. No Obligation to Exercise

The grant to a Participant of an Incentive Award shall impose no obligation upon such Participant to exercise such Incentive Award.

16. Recoupment/Clawback

Notwithstanding anything herein to the contrary, Alphabet will be entitled, to the extent permitted or required by applicable law, Alphabet policy and/or the requirements of an exchange on which the Alphabet's shares of Capital Stock are listed for trading, in each case, as in effect from time to time, to recoup compensation of whatever kind paid by the Company at any time to a Participant under the Plan and the Participant, by accepting Awards pursuant to the Plan, agrees to comply with any Alphabet request or demand for such recoupment.

17. Transfers Upon Death

Upon the death of a Participant, outstanding Incentive Awards granted to such Participant may be exercised by the Participant's designated beneficiary, provided that such beneficiary has been designated prior to the Participant's death, to the extent permitted by the Committee (a "Permitted Designation"). Each such Permitted Designation shall revoke all prior designations by the Participant and shall be effective only if given in a form and manner acceptable to the Committee. In the absence of any such effective Permitted Designation, such Incentive Awards may be exercised only by the executors or administrators of the Participant's estate or by any person or persons who shall have acquired such right to exercise by will or by the laws of descent and distribution. No transfer by will or the laws of descent and distribution of any Incentive Award, or the right to exercise any Incentive Award, shall be effective to bind Alphabet unless the Committee shall have been furnished with (a) written notice thereof and with a copy of the will and/or such evidence as the Committee may deem necessary to establish the validity of the transfer and (b) an agreement by the transferee to comply with all the terms and conditions of the Incentive Award that are or would have been applicable to the Participant and to be bound by the acknowledgements made by the Participant in connection with the grant of the Incentive Award.

18. Expenses and Receipts

The expenses of the Plan shall be paid by the Company. Any proceeds received by Alphabet in connection with any Incentive Award will be used for general corporate purposes.

19. Governing Law

The Plan and the rights of all persons under the Plan shall be construed and administered in accordance with the laws of the State of New York without regard to its conflict of law principles.

20. Effective Date and Term of Plan

The Plan was approved by the Board of Directors on April 14, 2021 and approved by the stockholders of Alphabet on June 2, 2021; amended by the Board of Directors on April 20, 2022 and approved by the stockholders of Alphabet on June 1, 2022; amended by the Board of Directors on April 19, 2023 and approved by the stockholders of Alphabet on June 2, 2023; and amended by the Board of Directors on April 22, 2026, subject to the approval of the amendment by the stockholders of Alphabet. No grants of Incentive Awards may be made under the Plan after June 5, 2036.

Information Concerning Alphabet's Annual Meeting of Shareholders

To Our Shareholders:

We are pleased to invite you to participate in Alphabet's 2026 Annual Meeting of Shareholders to be held on Friday, June 5, 2026 at 9:00 a.m., Pacific Time, via our virtual meeting site at **www.virtualshareholdermeeting.com/GOOGL26**.

If You Plan to Participate in the Annual Meeting:

- Even if you plan to participate in the Annual Meeting, we recommend that you submit your proxy or voting instructions as described in this proxy statement so that your vote will be counted if you later decide not to participate in the Annual Meeting.

- The accompanying proxy materials include instructions on how to participate in the Annual Meeting and how you may vote your shares.

- You are entitled to participate in the Annual Meeting if you were a holder of Class A or Class B common stock as of the close of business on April 6, 2026 (Record Date), or hold a valid proxy for the Annual Meeting. Holders of Class A or Class B common stock as of the Record Date can participate in and vote at the Annual Meeting by logging in with the 16-digit control number (found in the box marked by the arrow for postal mail recipients of the Notice of Internet Availability of Proxy Materials, the voting instruction form, or the proxy card, or within the body of the email for electronic delivery recipients) at **www.virtualshareholdermeeting.com/GOOGL26**.

All others may view a live webcast of the Annual Meeting through our Investor Relations YouTube channel at **www.youtube.com/c/AlphabetIR** on June 5, 2026, at 9:00 a.m., Pacific Time.

- Whether or not you participate in the Annual Meeting, it is important that your shares be part of the voting process. Prior to the Annual Meeting, you may vote your proxy online, via telephone, or if you received a printed copy of your proxy materials, by mail – in each case the deadline for voting is 8:59 p.m., Pacific Time, on Thursday, June 4, 2026. To vote your shares online in advance of the Annual Meeting, go to the voting website, **www.proxyvote.com** and enter your 16-digit control number.

- You may submit a question in advance of the Annual Meeting at **www.proxyvote.com** after logging in with your 16-digit control number. Questions may be submitted during the Annual Meeting through **www.virtualshareholdermeeting.com/GOOGL26**.

- We encourage you to access the Annual Meeting before it begins. Online check-in will start approximately 30 minutes before the meeting on Friday, June 5, 2026. If you have difficulty accessing the Annual Meeting or during the Annual Meeting, please call 1-844-986-0822 (toll free within the U.S., U.S. territories, and Canada) or 1-303-562-9302 (international). We will have technicians available to assist you starting 30 minutes prior to the start time of the Annual Meeting.

Alphabet